THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this Circular or as to the action to be taken, you should consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser or any other appropriate independent advisers to obtain independent professional advice.

If you have sold or transfe[illegible] in First Pacific Company Limited (the "Company"), you should at once hand this Circular, together with the [illegible] the purchaser or transferee or to the bank, the licensed securities dealer or other agent [illegible] was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong [illegible] ponsibility for the contents of this Circular, makes no representation as to its accuracy or co[illegible]y disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the [illegible]rt of the contents of this Circular.

07020020

This Circular does not constitute an offer or invitation to acquire, purchase or subscribe for securities in the Company or in CityAxis Holdings Limited to be issued or placed as described in this Circular nor is it calculated to invite any such offer or invitation.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, CITYAXIS HOLDINGS LIMITED (FORMERLY KNOWN AS ISG ASIA LIMITED)

DISCLOSEABLE TRANSACTION

DISTRIBUTION IN SPECIE

Independent Financial Adviser to the Independent Board Committee and Shareholders

SOMERLEY LIMITED

A letter from the Board is set out on pages 10 to 37 of this Circular. A letter from the Independent Board Committee containing its advice and recommendation to the Shareholders is set out on pages 38 to 39 of this Circular. A letter from the Independent Financial Adviser to the Independent Board Committee and the Shareholders is set out on pages 40 to 54 of this Circular.

A notice convening a special general meeting ("SGM") of the Company to be held at 10:30 a.m. on Monday, 8th January 2007 at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, is set out on pages 61 to 62 of this Circular. A form of proxy is also enclosed. Whether or not you intend to attend and vote at the SGM or any adjourned meeting in person, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal office of the Company (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

22nd December 2006

CONTENTS

In this Circular, the following expressions shall have the following meanings unless the context requires otherwise:

"ADRs"	American depositary receipts of the ADSs
"ADSs"	American depositary shares of PLDT, evidenced by ADRs, each ADS represents 1 share of common stock of PLDT
"associate"	has the meaning ascribed to it in the Listing Rules
"Assured Entitlement"	an assured entitlement, pursuant to the Distribution in Specie, to receive Distribution Shares on the basis of up to 4 Distribution Shares for every whole multiple of 2,000 Shares held by each Qualifying Shareholder, comprising one board lot of Shares, at the close of business on the record date to be fixed for determining entitlements to the Distribution in Specie, or cash in lieu of all the Distribution Shares to which a Qualifying Shareholder is entitled, on and subject to the terms and conditions described in the section headed "Assured Entitlement" in the letter from the Board set out in this Circular
"Board"	the board of Directors
"CityAxis"	CityAxis Holdings Limited (formerly known as ISG Asia Limited), a company incorporated in Singapore and whose shares are listed on the SGX-SESDAQ as at the Latest Practicable Date
"CityAxis Consolidated Shares"	ordinary shares in the capital of CityAxis following the proposed consolidation of every ten (10) CityAxis Shares into one (1) CityAxis Consolidated Share following the completion of the Injection
"CityAxis EGM"	an extraordinary general meeting of CityAxis Shareholders to be held on 5th January 2007 in respect of the Injection and the Placement
"CityAxis Shareholders"	holders of CityAxis Shares
"CityAxis Shares"	ordinary shares in the capital of CityAxis, which expression shall, where the context admits, include the CityAxis Consolidated Shares

"Company"	First Pacific Company Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"controlling shareholder(s)"	has the meaning ascribed to it in the Listing Rules
"Director(s)"	the director(s) of the Company
"Distribution in Specie"	the proposed special dividend of the Company, to be satisfied by the distribution in specie by the Company of Distribution Shares to Qualifying Shareholders on the basis of an assured entitlement of up to 4 Distribution Share(s) for every whole multiple of 2,000 Shares held by each Qualifying Shareholder at the close of business on the record date to be fixed for determining entitlements to the Distribution in Specie, or cash in lieu of all the Distribution Shares to which a Qualifying Shareholder is entitled, on and subject to the terms and conditions described in the section headed "Assured Entitlement" in the letter from the Board set out in this Circular
"Distribution Shares"	the CityAxis Shares to be distributed to Shareholders pursuant to the Distribution in Specie
"Entitled CityAxis Shareholders"	CityAxis Shareholders as at the Value Assurance Entitlement Date (other than holders of the Injection Consideration Shares and placees under the Placement) who are eligible for the Value Assurance, if any
"EOF Business"	the businesses of owning and operating oil palm plantations and manufacturing and refining edible oils and fats undertaken by SIMP and its subsidiaries as at the Latest Practicable Date
"EOF Group"	SIMP and its subsidiaries prior to completion of the Injection and CityAxis, SIMP and their respective subsidiaries upon completion of the Injection
"First Half Year 2006"	the 6 months ended 30th June 2006
"FY 2004"	the financial year ended 31st December 2004
"FY 2005"	the financial year ended 31st December 2005

"Group"	the Company and its subsidiaries from time to time and a "member of the Group" shall be construed accordingly
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IDR", "Rp."	Indonesian Rupiah, the lawful currency of Indonesia
"Independent Board Committee"	the committee of Directors, consisting of Messrs. Graham L. Pickles, Professor Edward K. Y. Chen and David W. C. Tang, who are all Independent Non-Executive Directors, formed to advise the Shareholders in respect of the terms of the Injection and the Placement
"Independent Financial Adviser"	Somerley Limited, a licensed corporation under the SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Shareholders
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia and whose shares are listed on the Jakarta and Surabaya Stock Exchanges and a 51.5% owned subsidiary of the Company
"Indofood Non EOF Group"	Indofood and its subsidiaries excluding the EOF Group
"Injection"	the proposed injection of 90% indirect shareholding interests in SIMP, its subsidiaries and the EOF Business into CityAxis, through the acquisition by CityAxis of the entire issued share capital of SingCo 2, pursuant to the Injection Agreement
"Injection Agreement"	a conditional sale and purchase agreement dated 23rd August 2006 entered into between, inter alia, Indofood and CityAxis in respect of the Injection, as supplemented by a deed of ratification and accession dated 11th September 2006 executed by SingCo 1 in favour of the original parties to the foregoing agreement

"Injection Consideration Shares"	9,982,000,000 CityAxis Shares to be issued to SingCo 1 or as it or Indofood may direct upon completion of the Injection and which are proposed to be consolidated into 998,200,000 CityAxis Consolidated Shares prior to the Placement, in accordance with the terms of the Injection Agreement
"Latest Practicable Date"	19th December 2006, being the latest practicable date prior to the printing of this Circular for ascertaining certain information contained herein
"Level Up!"	Level Up! International Holdings Pte. Ltd., a company incorporated in Singapore and a 25 % owned associate of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Metro Pacific"	Metro Pacific Corporation, a company incorporated in the Philippines which has become an unlisted subsidiary of MPIC pursuant to a comprehensive reorganisation and recapitalisation plan with MPIC
"MPIC"	Metro Pacific Investments Corporation, a company incorporated in the Philippines which was formed to undertake a comprehensive reorganization and recapitalization plan with Metro Pacific and which has its shares listed on the Philippine Stock Exchange and is indirectly owned as to approximately 95.9% by the Company
"Non EOF Group"	the Group and its associates excluding the EOF Group
"Non-Qualifying Shareholder(s)"	(1) Shareholder(s) whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date but whose addresses as shown in the register of members are in places outside Hong Kong in respect of whom the Directors consider the exclusion from the Assured Entitlement to be necessary or expedient on account of either the legal restrictions under the laws of the relevant place or the requirements of a relevant regulatory body or stock exchange in that place; (2) without limitation to the generality of the foregoing, Shareholder(s) (including beneficial owners) who are located in the US or who are US Person(s) or who are located in the UK; and (3) Shareholders who are otherwise unable to make the certifications required in the Form of Election in order to be entitled to receive the Distribution in Specie

"Philippines"	the Republic of the Philippines
"Php", "Pesos"	Philippine Pesos, the lawful currency of the Philippines
"Placement"	the proposed issue of up to 435 million new CityAxis Consolidated Shares by CityAxis after the completion of the Injection for the purposes of meeting the shareholding spread and distribution requirements of the SGX-ST and to raise funds for the enlarged CityAxis group. The Distribution Shares shall form part of the Placement
"Placement Price"	the price at which the Placement Shares are issued pursuant to the Placement
"Placement Shares"	new CityAxis Consolidated Shares to be issued by CityAxis pursuant to the Placement
"PLDT"	Philippine Long Distance Telephone Company, a company incorporated in the Philippines whose shares are listed on the Philippine Stock Exchange and the ADRs of which are listed on the New York Stock Exchange. PLDT is an associated company of the Company
"PN 15"	Practice Note 15 of the Listing Rules
"PRC"	the People's Republic of China
"Qualifying Shareholders"	Shareholders whose names appear on the register of members of the Company as at the close of business on the record date to be fixed for determining entitlements to the Distribution in Specie, other than Shareholders who are, or who are acting for the account or benefit of, Non Qualifying Shareholders
"Registrar"	Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, the Company's Hong Kong branch share registrar
"Retained Businesses"	the businesses being conducted by the Non EOF Group
"S$"	Singapore dollars, the lawful currency of Singapore
"Salim Group"	Anthoni Salim, the Chairman, non-executive Director and controlling shareholder of the Company and his associates

"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Company convened to be held at 10:30 a.m. on Monday, 8th January 2007 by the notice of meeting set out on pages 61 to 62 of this Circular and any adjournment of that meeting
"SGX-SESDAQ"	the SGX-ST Dealing and Automated Quotation System
"SGX-ST"	Singapore Exchange Securities Trading Limited
"SGX-ST Listing Manual"	the Listing Manual of the SGX-ST
"SGX-ST Mainboard"	Mainboard of the SGX-ST
"Shareholders"	shareholders of the Company
"Shares"	ordinary share(s) of US$0.01 each in the share capital of the Company
"SIC"	Securities Industry Council of Singapore
"SIMP"	PT Salim Ivomas Pratama, a company incorporated in Indonesia and as at the Latest Practicable Date, directly and indirectly owned as to 83.8% by Indofood
"Singapore"	The Republic of Singapore
"Singapore Code"	The Singapore Code on Takeovers and Mergers, as amended from time to time
"SingCo 1"	Indofood Singapore Holdings Pte. Ltd., a company incorporated in Singapore and an 83.8% owned subsidiary of Indofood as at the Latest Practicable Date
"SingCo 2"	Indofood Oil & Fats Pte. Ltd., a company incorporated in Singapore and a wholly owned subsidiary of SingCo 1 as at the Latest Practicable Date
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"UK"	the United Kingdom
"US"	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia

"US$" United States dollars, the lawful currency of the US

"US Person" means, as defined in Rule 902 under the US Securities Act:

i. any natural person resident in the US;

ii. any partnership or corporation organised or incorporated under the laws of the US;

iii. any estate of which any executor or administrator is a US person;

iv. any trust of which any trustee is a US person;

v. any agency or branch of a foreign entity located in the US;

vi. any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US person;

vii. any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the US; and

viii. any partnership or corporation if:

(A) organised or incorporated under the laws of any foreign jurisdiction; and

(B) formed by a US person principally for the purpose of investing in securities not registered under the Act, unless it is organised or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) of the US Securities Act) who are not natural persons, estates or trusts.

The following are not "US persons":

(i) any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-US person by a dealer or other professional fiduciary organised, incorporated, or (if an individual) resident in the US;

(ii) an estate of which any professional fiduciary acting as executor or administrator is a US person if:

(A) an executor or administrator of the estate who is not a US person has sole or shared investment discretion with respect to the assets of the estate; and

(B) the estate is governed by foreign law;

(iii) any trust of which any professional fiduciary acting as trustee is a US person, if a trustee who is not a US person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settler if the trust is revocable) is a US person;

(iv) an employee benefit plan established and administered in accordance with the law of a country other than the US and customary practices and documentation of such country;

(v) any agency or branch of a US person located outside the US if:

(A) the agency or branch operates for valid business reasons; and

(B) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

(vi) the International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans

"US Securities Act" the US Securities Act of 1933, as amended

"Value Assurance"	the compensation in cash to be paid by SingCo 1 to Entitled CityAxis Shareholders as more particularly described in the section of the letter from the Board headed "Value Assurance"
"Value Assurance Entitlement Date"	the books closure date to be determined by the board of directors of CityAxis to determine CityAxis Shareholders eligible for payment (if any) under the Value Assurance
"%"	per cent.

Note: In this Circular, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80 = IDR 9,150 = S$1.56. Percentages and figures expressed in billions and millions have been rounded.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan
(Managing Director and CEO)
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso

Independent Non-Executive Directors:
Graham L. Pickles
Professor Edward K.Y. Chen, *GBS, CBE, JP*
David W.C. Tang,
OBE, Chevalier de L'Ordre des Arts et des Lettres

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

22nd December 2006

To the Shareholders

Dear Sir or Madam,

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, CITYAXIS HOLDINGS LIMITED (FORMERLY KNOWN AS ISG ASIA LIMITED)

DISCLOSEABLE TRANSACTION

DISTRIBUTION IN SPECIE

INTRODUCTION

Shareholders are reminded that on 24th August, 2006, the Company published an overseas regulatory announcement issued by Indofood that Indofood had entered into the Injection Agreement with, inter alia, CityAxis on 23rd August 2006 in respect of the Injection whereby SIMP and the EOF Business are proposed to be injected into CityAxis. Shareholders should further note that the consideration for the Injection in the amount of S$392,691,880 will be settled by CityAxis by the allotment of the Injection Consideration Shares, representing approximately 98.7% of the enlarged share capital of CityAxis on completion of the Injection, to SingCo 1, resulting in a reverse takeover of CityAxis by Indofood through SingCo 1. The consideration of S$392,691,880 was determined after arms length negotiations, on a willing buyer and willing seller basis, taking into account, inter alia, the net asset value, earnings and businesses of the EOF Business.

On 16th October 2006, the Company submitted an application to the Stock Exchange for approval of the Injection and the Placement and on 8th December 2006, the Stock Exchange approved such application subject to fulfillment of the conditions set out in the sections of this letter from the Board headed "Conditions Precedent of the Injection" and "The Placement."

The purposes of this Circular are:

(a) to provide Shareholders with information on (i) the background to, the reasons for, and the benefits and effects of, the Injection and the Placement and such other information relating to the Injection and the Placement as is required by the Listing Rules and (ii) the Assured Entitlement;

(b) to set out the recommendation from the Independent Board Committee to the Shareholders as to whether the terms of the Injection and the Placement are fair and reasonable, whether the Injection and the Placement are in the interests of the Company and its Shareholders as a whole and advising the Shareholders how to vote at the SGM in relation to the resolution to approve the Injection and the Placement;

(c) to set out a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Shareholders as to whether the terms of the Injection and the Placement are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and

(d) to give notice convening the SGM at which an ordinary resolution will be proposed for the Shareholders to consider and, if thought fit, approve the Injection and the Placement. The voting at the SGM will be conducted by way of a poll.

Shareholders should note that the Injection and the Placement are dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. Thus, there can be no assurance that the Injection and the Placement will proceed. Accordingly, Shareholders and other persons contemplating buying or selling Shares are reminded to exercise caution when dealing in the securities of the Company and are recommended to consult their professional advisers if they are in any doubt about their positions.

OVERVIEW OF THE COMPANY'S PRINCIPAL BUSINESSES AND OPERATIONS

The Company currently has four principal business segments, namely:

(a) **Telecommunications:** The Company holds economic and voting interests of approximately 24.3% and 30.7% respectively in PLDT which is the leading telecommunications service provider in the Philippines. PLDT has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks. As announced on 15th December 2006, the Company is proposing to acquire an additional approximately 3.2% of PLDT's issued common share capital, completion of which would result in the Company holding an attributable economic interest of approximately 27.5% of PLDT's issued common share capital.

(b) **Consumer Food Products:** The Company holds an approximately 51.5% shareholding interest in Indofood which is listed on the Jakarta and Surabaya Stock Exchanges. Indofood is one of the largest processed-food companies in Indonesia. It is based in Jakarta and, through several major business groups, Indofood conducts a wide range of food product related businesses including: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is Indonesia's largest instant noodles manufacturer by volume. Indofood's flour milling facilities are the largest in Indonesia and among the biggest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

(c) **Property:** The Company also owns an approximately 95.9% economic interest in MPIC, a Philippines-based investment holding and management company which was formed to undertake a comprehensive reorganization and recapitalization plan with Metro Pacific, launched in early 2006. MPIC's shares are listed on the Philippine Stock Exchange and MPIC replaced Metro Pacific (also formerly listed on the Philippine Stock Exchange) pursuant to the reorganisation and recapitalisation plan, whereby Metro Pacific became MPIC's unlisted subsidiary, with MPIC owning approximately 96% of Metro Pacific. MPIC's initial business activity will be focused on its rapidly growing real estate subsidiary, Landco Pacific Corporation. However, its business activities are intended to expand into high-growth sectors of the Philippine economy, such as infrastructure. As announced by the Company on 5th December 2006, a consortium including MPIC has agreed to acquire an 83.97% interest in Maynilad Water Services Inc., which holds a Philippine Government concession to provide water and sewerage services in the area of West Metro Manila.

(d) **Online Games:** The Company holds a 25% shareholding interest in Level Up! which is the pioneer and leading online games publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up! focuses on online games in emerging markets.

The four principal business segments of the Group and its associates as at the Latest Practicable Date are shown in the following chart:


The Company
Telecommunications
• PLDT
Consumer Food Products
• Indofood
Property
• MPIC
Online Games
• Level Up

BACKGROUND TO THE INJECTION AND THE PLACEMENT

As a matter of background we set out below the shareholding structure of the Company and various of its subsidiaries relevant for the purposes of this Circular. As at the Latest Practicable Date, Indofood holds approximately 83.8% of SIMP. SIMP and its subsidiaries are primarily engaged in the EOF Business. The simplified shareholding structure of the relevant entities immediately prior to completion of the Injection will be as follows:

Diagram 1:


The Company
51.5%
Indofood
83.8%
SingCo 1
100%
SingCo 2
90%
SIMP
8.4%
EOF Business

Immediately on completion of the Injection, CityAxis will become an indirect subsidiary of Indofood, with Indofood controlling approximately 98.7% of CityAxis's then enlarged total number of issued shares. The existing public shareholders of CityAxis will have their interests diluted to approximately 1.3%. The simplified shareholding structure of the relevant entities immediately on completion of the Injection will be as follows:

Diagram 2:


The Company
51.5%
Indofood
83.8%
SingCo 1
98.7%
CityAxis
8.4%
100%
SingCo 2
90%
SIMP
EOF Business

PROPOSED INJECTION AND PLACEMENT

The Injection

As mentioned above, on 23rd August 2006, CityAxis entered into the Injection Agreement with, inter alia, Indofood whereby 90% indirect shareholding interest in SIMP and the EOF Business is proposed to be injected into CityAxis through the acquisition of the entire issued share capital of SingCo 2 by CityAxis for a consideration of S$392,691,880 to be satisfied entirely by the issue to SingCo 1 (or to such persons as it or Indofood may direct) of the Injection Consideration Shares at an issue price of S$0.03934 for each Injection Consideration Share. To the best of the Directors' knowledge, information and belief, the counterparties to the Injection Agreement, being CityAxis, Yeunh Oi Siong, Alex, and Kumpulan CityAxis Sdn. Bhd. (the latter two both being major shareholders of CityAxis prior to the proposed Injection and Placement), and the ultimate beneficial owners of those counterparties are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. Under the Injection Agreement, the injection of the 90% interest in SIMP and the EOF Business into CityAxis and the issue of the Injection Consideration Shares are inter conditional and the 90% interest in SIMP and

the EOF Business will not be transferred to CityAxis unless the Injection Consideration Shares are issued at the same time.

It is a condition precedent to completion of the Injection that the disposal of the entire existing businesses of CityAxis and its subsidiaries shall have been completed and that CityAxis shall have made a distribution of cash by way of capital reduction and/or dividends so that immediately prior to completion of the Injection the net tangible assets of CityAxis will have been reduced to not less than S$5,000,000. Accordingly, immediately prior to completion of the Injection CityAxis will essentially have become a listed shell.

In addition, as SingCo 1 will hold approximately 98.7% of the enlarged total number of issued CityAxis Shares immediately upon completion of the Injection, a change in control of CityAxis will arise as a result. Pursuant to the relevant rules of the SGX-ST Listing Manual, the Injection constitutes a "Very Substantial Acquisition" or "Reverse Takeover Transaction" as defined in Chapter 10 of the SGX-ST Listing Manual. Accordingly, the Injection is subject to the approval of CityAxis Shareholders and the SGX-ST pursuant to the SGX-ST Listing Manual. The issue of the Injection Consideration Shares pursuant to the Injection will also require CityAxis Shareholders' approval by way of an ordinary resolution under Section 161 of the Companies Act (Chapter 50 of Singapore) and the SGX-ST Listing Manual. Indofood has undertaken, inter alia, to provide and to procure that SingCo 1 provides such moratorium undertaking(s) (including not to dispose of any of the Injection Consideration Shares issued or to be issued to SingCo 1) as may be required under the relevant rules of the SGX-ST Listing Manual.

In conjunction with the Injection, CityAxis has made an application to the SGX-ST for the transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard contingent upon the completion of the Injection and the Placement. The transfer of CityAxis's listing to the SGX-ST Mainboard is commensurate with the significantly enhanced market capitalisation and scale of CityAxis's business after the completion of the Injection and the Placement. The Injection Consideration Shares are to be listed on the SGX-ST Mainboard.

Under the SGX-ST Listing Manual, the SGX-ST may suspend trading of a listed company if less than 10% of its shares are held in the hands of the public. As SingCo 1 and/or its nominee(s) will hold approximately 98.7% of the enlarged total number of issued CityAxis Shares immediately upon completion of the Injection, trading in the CityAxis Shares will be suspended at that time pending completion of the Placement.

On 8th December 2006, the SGX-ST granted in-principle approval to CityAxis for the Injection, the transfer of the listing of CityAxis to the SGX-ST Mainboard and the listing and quotation of the Injection Consideration Shares and the Placement Shares on the SGX-ST Mainboard subject to, *inter alia*, the following conditions:

(a) CityAxis Shareholders' approval being obtained at the CityAxis EGM in respect of the Injection and the Placement and the mandate referred to in the Conditions Precedent of the Injection numbered (a)(v) below;

(b) compliance with the SGX-ST's listing requirements;

(c) compliance with Rules 113(2) and 210(5)(a) of the SGX-ST Listing Manual in relation to sponsorship and director disclosure;

(d) disclosure of the basis of recognising the fair value of the CityAxis group's biological assets and gains/losses from changes thereof in all financial results announcements where such figures have not been reviewed by independent valuers and external auditors;

(e) compliance with the shareholding spread requirements and distribution guidelines; and

(f) compliance with the moratorium undertakings referred to above.

Conditions Precedent of the Injection

The completion of the Injection Agreement, is conditional upon, *inter alia*:

(a) the approval of CityAxis Shareholders being obtained at the CityAxis EGM for:

(i) the Injection including the issue of the Injection Consideration Shares to SingCo 1 (or as it or Indofood may direct);

(ii) the proposed consolidation of every 10 ordinary shares of CityAxis into one CityAxis Consolidated Share following the completion of the Injection and the grant of a general mandate to issue new shares;

(iii) the appointment of nominees of Indofood and/or SingCo1 as new directors of CityAxis;

(iv) the change of CityAxis's name to "Indofood Agri Resources Ltd." or such other name as SingCo 1 and/or Indofood may decide;

(v) the adoption of a mandate to be sought under Chapter 9 of the SGX-ST Listing Manual for, *inter alia*, the entry into by CityAxis and its subsidiaries and associated companies of ongoing or recurrent transactions with Indofood and its subsidiaries and/or the Salim Group which are of a revenue or trading nature and/or are necessary for the CityAxis group's day-to-day operations after the completion of the Injection; and

(vi) the issue of the Placement Shares under the Placement;

(b) the approval of the independent shareholders of CityAxis being obtained at the CityAxis EGM for a proposed whitewash resolution pursuant to which the independent shareholders of CityAxis would waive their rights to receive a mandatory takeover offer from Indofood, SingCo1 and parties acting in concert

with them in connection with the issue of the Injection Consideration Shares under the Injection;

(c) the approval of the SGX-ST for the Injection and if such approval is subject to conditions, such conditions being reasonably acceptable to CityAxis and Indofood and/or SingCo 1, and such approval remaining in full force and effect;

(d) the approval in-principle of the SGX-ST for the transfer of CityAxis's listing from SGX-SESDAQ to the SGX-ST Mainboard on completion of the Injection and the Placement, and for the listing and quotation of the Injection Consideration Shares, the Placement Shares and the CityAxis Consolidated Shares on the SGX-ST Mainboard (on conditions, if any, reasonably acceptable to Indofood and/or SingCo 1 and CityAxis) having been obtained and such approval remaining in full force and effect;

(e) the SIC having granted Indofood, SingCo 1 and parties acting in concert with them, and such grant remaining in full force and effect, a waiver of their obligation to make a general offer under Rule 14 of the Singapore Code for the CityAxis Shares not owned or controlled by Indofood, SingCo 1 or parties acting in concert with them and from having to comply with the requirements of Rule 14 of the Singapore Code, subject to the passing of the relevant resolution by CityAxis Shareholders and such other conditions that the SIC may impose which are reasonably acceptable to CityAxis and Indofood and/or SingCo 1;

(f) the approval of the shareholders of Indofood in general meeting for or in connection with the Injection having been obtained;

(g) all necessary waivers, consents and/or approvals of the Shareholders in general meeting, the Stock Exchange and/or the Listing Committee of the Stock Exchange having been obtained, to the extent required by and in accordance with the Listing Rules, for the transactions contemplated by the Injection Agreement (including but not limited to the Injection and the Placement);

(h) Indofood and/or SingCo 1 and CityAxis having undertaken and completed their respective due diligence investigations in respect of CityAxis and its subsidiaries and SIMP and the EOF Business (as the case may be) and the results of such due diligence investigations being in the relevant party's reasonable opinion, satisfactory;

(i) all material approvals, consents, licences, permits, waivers and exemptions for the Injection and the transactions contemplated under the Injection Agreement and all such approvals which are material for the carrying on of the business of CityAxis and its subsidiaries immediately after the completion of the Injection being granted by third parties including all authorities (including but not limited to the approval of the Indonesian Investment

Coordinating Board (BKPM)) and where such approvals are subject to conditions, such conditions being reasonably acceptable to Indofood, SingCo 1 and/or CityAxis as the case may be, and such approvals remaining in full force and effect;

(j) completion of an internal restructuring of Indofood and its subsidiaries in respect of SIMP and the EOF Business such that SIMP will be the holding company of the EOF Business and SingCo 2 will hold 90% of the entire issued share capital of SIMP prior to completion of the Injection;

(k) the unaudited proforma consolidated net profit after tax and minority interests of the EOF Group for the FY 2005 (on the basis that the internal group restructuring detailed in paragraph (j) above was completed prior to the commencement of FY 2005) amounts to no less than Rp. 602.9 billion;

(l) the completion of the disposal(s) of all of the existing businesses of CityAxis on or before 30th November 2006; and

(m) completion of the proposed cash dividend(s) and/or capital reduction of CityAxis in accordance with the provisions of the Companies Act (Chapter 50 of Singapore) to effect a cash distribution to CityAxis Shareholders such that CityAxis shall have net tangible assets comprising cash of not less than S$5,000,000 and a net tangible asset value per CityAxis Share of not less than S$0.037 prior to completion of the Injection.

If any of the conditions precedent is not fulfilled or waived in accordance with the Injection Agreement on or before 31st March 2007 (or such later date as Indofood and/or SingCo 1 and CityAxis may agree in writing), the Injection Agreement shall lapse and the parties thereto will have no claim against the other save as provided in the Injection Agreement.

Completion of the Injection is to take place within seven (7) business days after the last in time of the conditions precedent is satisfied or waived or such other date as CityAxis, Indofood and/or SingCo 1 may agree.

Certain existing major CityAxis Shareholders, being independent third parties of the Company, who own and have an interest in CityAxis representing approximately 37.22% of the total number of issued CityAxis Shares as at the Latest Practicable Date, have undertaken to vote, and procure the voting of all such CityAxis Shares, in favour of the resolutions to be proposed at the CityAxis EGM.

In respect of the condition set out under paragraph (f) above, the Company which has a shareholding interest of approximately 51.5% of the capital of Indofood via its subsidiaries, has undertaken that it will procure its subsidiaries to vote all their shares in Indofood in favour of the resolutions which are to be proposed at the extraordinary general meeting of the shareholders of Indofood to approve the transactions contemplated by the Injection Agreement (including the Injection) if, *inter alia*, it is permitted to do so under

the Listing Rules. The extraordinary general meeting of Indofood in connection with the Injection has been convened to be held on 22nd December 2006.

In respect of the condition set out under paragraph (g) above, members of the Salim Group, who hold in aggregate approximately 44.26% of the capital of the Company, have undertaken, *inter alia*, to the extent permitted by Listing Rules to vote their respective shares in the Company in favour of the resolution which is to be proposed at the SGM to approve the transactions contemplated by the Injection Agreement (including the Injection and the Placement).

The Placement

On completion of the Injection, SingCo1 and/or its nominee(s) will own 9,982,000,000 new CityAxis Shares representing approximately 98.7% of the enlarged total number of issued CityAxis Shares, which would not meet the shareholding spread and distribution requirements set out in Rule 210(1) of the SGX-ST Listing Manual. To meet such shareholding spread and distribution requirements, (depending on the number of Placement Shares and assuming the Placement is undertaken at a price of S$0.75 per CityAxis Consolidated Share) at least 12.0% or 15.0% of the total number of issued CityAxis Shares must be held in the hands of at least 1,000 public shareholders in order for CityAxis to maintain its listing status and have such listing on the SGX Mainboard.

Accordingly, the completion of the Injection is conditional upon CityAxis and Indofood being reasonably satisfied that no later than 30 days after completion of the Injection there shall be entered into a placement agreement between CityAxis and placement agent(s) in respect of the Placement, to place such number of new CityAxis Consolidated Shares to investors to, inter alia, meet the shareholding spread and distribution requirements set out in Rule 210(1) of the SGX-ST Listing Manual. Completion of the Placement is intended to take place within one month after the completion of the Injection or such period of time as may be permitted by the SGX-ST. In order to raise funds for the development of the EOF Business, approval of the CityAxis Shareholders at the CityAxis EGM will be sought for a Placement of up to 435,000,000 Placement Shares, representing approximately 30% of the enlarged total number of issued CityAxis Consolidated Shares immediately after completion of the Placement, and it is contemplated that up to that number of Placement Shares may be offered under the Placement, although the final offer size and price of the Placement is subject to market conditions at the relevant time and will only be finalised after completion of the Injection.

A Placement of 435,000,000 Placement Shares representing approximately 30% of the enlarged total number of issued CityAxis Consolidated Shares would result in a reduction of SingCo 1's percentage shareholding in CityAxis from approximately 98.7% to approximately 69%.

The issue of the new CityAxis Consolidated Shares pursuant to the Placement is subject to CityAxis shareholders' approval at the CityAxis EGM. It is also proposed that up to 6,525,000 new CityAxis Consolidated Shares will be available for distribution to Shareholders under the Placement by way of the proposed Distribution in Specie described below.

On the second SGX-ST market day following the completion of the Injection, trading in the CityAxis Consolidated Shares on the SGX-ST will be suspended, which suspension will continue during the period allowed for the Placement. In the case where the Placement is not or is unable to be carried out within the period permitted by the SGX-ST, trading of the CityAxis Shares may continue to be suspended.

It is expected that the Placement Shares, if and when issued, will rank *pari passu* in all respects with the then existing CityAxis Consolidated Shares save for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the Placement Shares. The Placement Shares will not rank for the Value Assurance.

VALUE ASSURANCE

Indofood has undertaken, subject to the terms of the Injection Agreement, that in the event the Placement Price is less than S$0.75 per Placement Share (equivalent to S$0.075 per CityAxis share before the proposed CityAxis share consolidation), it shall procure that SingCo1 shall, subject to completion of the Injection and completion of the Placement, pay the Entitled CityAxis Shareholders, as soon as practicable after completion of the Placement, a compensation amount in cash for each CityAxis Consolidated Share held by such Entitled CityAxis Shareholders as at the record date for this purpose. The payment required to be made in these circumstances would be the amount equivalent to the difference, if any, between S$0.75 and the Placement Price, subject always to a maximum compensation of S$0.37 per CityAxis Consolidated Share held, which is equivalent to an aggregate maximum amount of S$4,995,000. Only Entitled CityAxis Shareholders will be entitled to the Value Assurance, if any, described above.

The purpose of the Value Assurance is to compensate Entitled CityAxis Shareholders in the event that the Placement Price is less than S$0.75 per Placement Share in order that the economic value in the hands of the Entitled CityAxis Shareholders represented by the CityAxis Consolidated Shares held by them is not reduced below that amount by the Placement. This is subject to a maximum amount payable of S$0.37 per CityAxis Consolidated Share, which is equal to the net tangible assets value per CityAxis Consolidated Share immediately following the disposal of assets and cash distributions made by CityAxis and before the Injection.

On Completion of the Injection and the Placement

On completion of the Injection, and assuming completion of the Placement on the basis described above, the simplified shareholding structure of the relevant entities would be as follows:

Diagram 3:


The Company
51.5%
Indofood
83.8%
SingCo 1
69%
CityAxis
100%
SingCo 2
90%
SIMP
8.4%
EOF Business

Upon completion of the Injection and the Placement, the Company will continue to be the holding company of all its existing businesses and SIMP will remain an indirect subsidiary of the Company. On completion of the Injection, CityAxis will also become an indirect subsidiary of the Company, the principal business of which will be the EOF Business. Indofood will continue to hold an indirect majority interest in the EOF Business on completion of the Injection and the Placement.

EOF BUSINESS

Background

The EOF Business is one of Indonesia's major vertically-integrated manufacturers of edible oils and fats with a significant market share in the branded cooking oil, as well as the margarine and shortening segments in Indonesia.

The EOF Business's operations range from oil palm cultivation and milling to the refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products.

As at 30th June 2006, the EOF Business employs approximately 15,000 permanent full time employees.

Plantations and CPO Production

The EOF Business has a vast plantation land bank in Indonesia of approximately 138,000 hectares as at 30th June 2006, of which approximately 63,000 hectares are planted with oil palms and approximately 5,000 hectares with rubber. In addition, the EOF Business administers approximately 25,000 hectares of oil palm plantation land under the "**Plasma Programme**" in Indonesia as at 30th June 2006.

The Plasma Programme refers to the programme initiated by the government in Indonesia to encourage large oil palm plantation owners, such as SIMP and the EOF Business, to develop their surrounding smallholders' plantations when applying for land rights for oil palm plantations. Once developed, these smallholders' plantations are operated under the supervision of the developer.

On 16th August 2006, Indofood announced that SIMP had entered into a conditional agreement to acquire a 60% interest in several plantation companies which, upon completion, will increase the EOF Business's plantation land bank in Indonesia by approximately 85,500 hectares.

The EOF Business has six operational mills located at the Riau province with the capacity to process up to 315 metric tonnes ("**MT**") of fresh fruit bunches of oil palm ("**FFBs**") per hour. Another mill in West Kalimantan with a projected capacity of 45 MT of FFBs per hour is currently under construction and is expected to be completed before the end of 2006.

In the FY 2005, the EOF Business's oil palm plantations produced approximately 299,000 MT of crude palm oil ("**CPO**"), most of which were supplied to other subsidiaries of the EOF Business mainly for the manufacture of cooking oil, margarine and shortening. This represented about half of the CPO requirements of the EOF Business in the FY 2005. For the First Half Year 2006, the EOF Business's oil palm plantations produced approximately 127,000 MT of CPO. By-products from the FFB milling process such as palm kernel which are not required for the EOF Business's refining needs are generally sold to external parties.

Prior to the financial year ended 31st December 2004, the EOF Business was engaged in the sale of CPO to external parties. In the FY2004, in order to ensure the consistency in its product quality and to increase its self-sufficiency in CPO, the EOF Business decided to dedicate the majority of its CPO production for its own cooking oil and fats manufacturing needs. During the same period, the EOF Business ceased the trading of spot and forward contracts on palm oil based commodities (such as CPO, palm kernel oil, RBD palm oil and RBD palm stearine) in domestic and foreign markets as one of its core activities so as to focus its efforts on its plantations, cooking oil and fats as well as its copra-based businesses. Currently, the EOF Business undertakes a small amount of such trading of palm oil-based commodities on an ad-hoc basis mainly as an ancillary service to customers who request for such services.

Refining of CPO into cooking oil, margarine, shortening and other palm oil derivative products

The EOF Business also owns and operates four strategically located refineries in the Indonesian cities of Jakarta, Surabaya, Bitung and Medan. The Surabaya and Bitung refineries are located near deep draft ports which are logistically advantageous for transportation.

These refineries process CPO into "**Refined, Bleached and Deodorised**" ("**RBD**") palm oil which is then fractionated into RBD palm olein and RBD palm stearine. These in turn are further processed and/or packaged into the EOF Business's own brands of cooking oil as well as margarine and shortening for sale in Indonesia and abroad. The EOF Business also produces and sells a small amount of palm oil derivatives and by-products such as RBD palm stearine and palm fatty acid distillate. The EOF Business's refineries have a cumulative capacity to process approximately 2,950 MT of CPO daily.

The EOF Business's key products comprise cooking oil as well as margarine and shortening for both the industrial and consumer segments. For the latter, the EOF Business's products are sold to end consumers in Indonesia under its own brands of "**Bimoli**", "**Bimoli Spesial**", "**Delima**", "**Happy Salad Oil**" and "**Mahakam**" for cooking oil and "**Simas Margarine Dapur**", "**Simas Spesial**" and "**Amanda**" for consumer margarine and "**Palmia**", "**Simas**" and "**Amanda**" for industrial margarine and shortening. The EOF Business currently enjoys a significant market share of the branded cooking oil as well as margarine and shortening segments in Indonesia where its products are sold through approximately 230,000 retail outlets. The EOF Business distributes its products throughout Indonesia through national, regional and district distributors as well as through direct sales.

Manufacture of coconut oil and related products

The EOF Business also owns and operates two strategically located copra crushing plants in Indonesia, namely in Bitung in North Sulawesi and Moutong in Central Sulawesi, which are engaged in the manufacture and export of crude and RBD coconut oil and its by-products to third parties. In the FY 2005 and the First Half Year 2006, nearly all of the EOF Business's production of crude coconut oil and its derivative products were exported to oleochemical plants located in the United States of America, Europe and South Korea. By-products such as copra pellets were sold mainly to animal feed markets in South Korea.

Net book value and net profits of SIMP and the EOF Business

The net book value of SIMP and the EOF Business as at 31st December 2005 was approximately US$267.5 million.

The net profits of SIMP and the EOF Business before and after taxation and extraordinary items for the financial year ended 31st December 2005 were approximately US$84.1 million and approximately US$47.6 million, respectively. The net profits of SIMP

and the EOF Business before and after taxation and extraordinary items for the financial year ended 31st December 2004 were approximately US$101.4 million and approximately US$56.4 million, respectively.

REASONS FOR, AND BENEFITS OF, THE INJECTION AND THE PLACEMENT

The directors of the Company believe that the proposed listing of the EOF Business through CityAxis on the SGX-ST Mainboard will bring about a number of benefits to both the Company and CityAxis:

(a) *Fair valuation for EOF Business:* a separate listing of the EOF Business through CityAxis is expected to allow it to achieve its fair valuation potential, which in turn is expected to increase the value of shares in Indofood and be beneficial to the Company as a substantial shareholder of Indofood and CityAxis and enhance its shareholders' value.

(b) *Clarity of business and financial status:* a separate listing of the EOF Business through CityAxis is expected to provide investors, the investment market and rating agencies with greater clarity on the businesses and financial status of the EOF Business.

(c) *Providing new sources of capital:* a separate listing of the EOF Business through CityAxis on the SGX-ST Mainboard is expected to enable the EOF Business through CityAxis to independently access both equity and debt capital markets, as well as the bank credit market, on potentially more advantageous terms than are presently available to it. Hence this is expected to provide new and more diversified funding sources to finance the EOF Business' existing operations and future expansion as well as a wider investor base.

(d) *Continued Control:* the Company will remain a controlling shareholder of Indofood and the EOF Business, the Company's shareholders will continue to enjoy the benefits from future development and growth of the EOF Business.

The directors of the Company believe that the proposed transactions would deliver significant added value to the Company and its shareholders as the Company will remain a controlling shareholder of Indofood and the EOF Business and the Company's shareholders will therefore continue to enjoy the benefits from future development and growth of the EOF Business.

FINANCIAL EFFECTS OF THE INJECTION AND THE PLACEMENT

The audited consolidated net profit attributable to the Shareholders for the year ended 31st December 2005 was US$103.0 million after tax and US$165.4 million before tax and the audited consolidated net profit of the Group for the year ended 31st December 2004 was US$123.9 million after tax and US$181.3 million before tax, respectively. The unaudited consolidated net profit attributable to the Shareholders for the six months ended 30th June 2006 was US$72.2 million after tax and US$136.9 million before tax.

The audited consolidated net assets of the Group as at 31st December 2005 and 31st December 2004 were US$382.8 million and US$227.4 million, respectively. The unaudited consolidated net assets of the Group as at 30th June 2006 were US$446.9 million.

Following completion of the Injection and the Placement, the Company's effective attributable interest in SIMP will decrease from approximately 43.2% to approximately 31.1% assuming the Placement of approximately 30% new CityAxis Shares. The Group is expected to recognize a gain on a deemed disposal of a 12.1% interest in SIMP of approximately US$25.7 million, subject to the final Placement Price and the actual timing of completion of the Placement. As a result, the net asset value of the Group is expected to increase upon completion of the Injection and the Placement.

There were 3,188,833,003 Shares in issue as at 31st December 2005. On the basis that the consolidated net asset value of the Group was approximately US$382.8 million as at 31st December 2005 and the Injection and the Placement would have been completed on 31st December 2005, it would have resulted in an increase in the consolidated net asset value to approximately US$408.5 million and an increase in the consolidated net asset value per Share from US$0.1200 to US$0.1281.

On the assumption that the Injection and the Placement was completed on 31st December 2005, the consolidated net profit attributable to the Shareholders for the year ended 31st December 2005 would have increased by approximately US$25.7 million or approximately US$0.0081 per Share calculated based on 3,188,833,003 Shares in issue as at 31st December 2005.

SIMP is, and will remain, a subsidiary of the Group both before and after the Injection and Placement. Therefore, following completion of the Injection and the Placement, it is expected that there will be no impact on the turnover of the Group. However, the consolidated net profit attributable to the Shareholders will be reduced by an amount equal to approximately 12.1% of the profit contributed by SIMP as a result of the Injection and the Placement, which is an acceptable degree of dilution in view of the perceived benefits of the Injection and Placement. The new capital raised is expected to enhance the earning base of the EOF Business, which in turn is expected to benefit the Shareholders and compensate for the fairly modest degree of dilution.

RELATIONSHIPS BETWEEN THE NON EOF GROUP AND THE EOF GROUP

Non Competition

Following completion of the Injection and the Placement, the Non EOF Group will not carry on any business activities that directly compete with the activities of the EOF Group for so long as Indofood directly or indirectly holds not less than a 15% shareholding interest in CityAxis.

No material back office functions or other administrative support functions are, as at the Latest Practicable Date, or are anticipated to be, upon completion of the Injection, shared between the Company and the EOF Group.

Transactions between the SIMP/EOF Businesses and the Indofood Non EOF Group

There are existing and anticipated commercial transactions between SIMP and the EOF Business and Indofood Non EOF Group involving the sales and purchase of certain products, packaging and logistical services and financial arrangements. Although each of SIMP and Indofood is an indirect non wholly owned subsidiary of the Company, neither of them constitutes a connected person of the Company as notes 1 and 2 of Rule 14A.11(5) of the Listing Rules apply in this instance. Accordingly, none of Indofood, SIMP or CityAxis are connected persons of the Company under Chapter 14A of the Listing Rules. Therefore, such transactions do not constitute connected transactions or continuing connected transactions of the Company for the purposes of Chapter 14A of the Listing Rules.

Continuing Connected Transactions

The following sets out the existing and anticipated transactions between SIMP and the Salim Group. Members of the Salim Group are connected persons of the Company for the purposes of Chapter 14A of the Listing Rules and, accordingly, each of the following transactions is a continuing connected transaction of the Company for the purposes of the Listing Rules. Each of those transactions is either exempt from the reporting, announcement and independent shareholders' approval requirements as a de minimis transaction under Rule 14A.33(3) of the Listing Rules or is exempt from the independent shareholders' approval requirements by virtue of Rule 14A.34 of the Listing Rules and, in the latter case, has previously been publicly announced by the Company. The applicable annual caps for the current financial year in respect of those transactions which are exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules are set out below.

(a) *Sales transactions*

SIMP sells CPO and other palm-based intermediate products to the Salim Group from time to time. Currently, such sales comprise mainly the sale of CPO for use as an additive to produce feedmeal by the Salim Group. The revenue received by SIMP from such sales for the two financial years ended 31st December 2005 and the applicable annual caps for the current financial year are as follows:

FY 2004	FY 2005	Annual Caps for 2006
Rp12.0 billion (approximately equivalent to US$1.3 million)	Rp6.6 billion (approximately equivalent to US$0.7 million)	Nil (exempt from the reporting, announcement and independent shareholders' approval requirements as a de minimis transaction under Rule 14A.33(3) of the Listing Rules)

These transactions were entered into on an arm's length basis.

(b) *Purchase of services*

The EOF Business purchases various services from the Salim Group from time to time including land freight transportation services for transporting CPO, pump services for loading CPO into vessels, lease of satellite communications facilities for data communications, property all risk insurance and marine cargo insurance. The amounts paid by the EOF Business for such services for the two financial years ended 31st December 2005 and the applicable annual caps for the current financial year which have previously been announced are as follows:

FY 2004	FY 2005	Annual Caps for 2006
Rp14.0 billion (approximately equivalent to US$1.6 million)	Rp8.8 billion (approximately equivalent to US$0.9 million)	Rp16.1 billion (approximately equivalent to US$1.7 million) in aggregate

These transactions were entered into on an arm's length basis.

(c) *Rental of Land*

Since 1996, the Salim Group has granted SIMP the right to use various parcels of land located at North Jakarta with an aggregate area of approximately 19,875 square metres under a lease agreement dated 1st June 1996. Under the lease agreement, SIMP made a one-time lump sum payment of Rp11 billion of pre-paid rental for the lease period from 1st June 1996 up to June 2016. The EOF Business amortises the pre-paid rental in its financial statements in respect of the land over 20 years, being the period of the lease.

These transactions were entered into on an arm's length basis.

The EOF Business's Jakarta refinery is currently sited on the land and on two other parcels of land located at North Jakarta with an aggregate area of approximately 17,830 square meters. The use of these other parcels of land was granted by the Salim Group to SIMP pursuant to agreements dated 31st March 1990 and 2nd October 1991. Under the agreements, no rent is payable and no lease period is specified.

(d) *Plantation Acquisition*

As disclosed in the Company's announcement dated 23rd August 2006, SIMP entered into a conditional agreement with Rascal Holdings Limited, an associate of Mr. Anthoni Salim on 16th August 2006, for the acquisition of a 60% shareholding interest in PT Swadaya Bhakti Negaramas, PT Mentari Subur Abadi and PT Mega Citra Perdana for an aggregate purchase price of Rp125 billion payable in cash. Subject, inter alia, to the necessary approvals being obtained, the completion of such acquisition is expected to be completed in the first quarter of 2007. This transaction was entered into on an arm's length basis. Such plantation acquisitions and the Injection are not inter-conditional.

INFORMATION ON THE RETAINED BUSINESSES

Following completion of the Injection and the Placement, the Company will remain the holding company of its existing businesses and will have a sufficient level of operations and assets of its own, excluding its interest in the EOF Group, to support its separate listing status and satisfy independently the requirements of Chapter 8 of the Listing Rules.

The Non EOF Group employs over 31,608 members of staff to operate its business. Its net asset value is in excess of US$244.9 million.

PLDT

For the FY 2005 and the First Half Year 2006, PLDT recorded a turnover of approximately US$2,201.3 million and US$1,162.9 million respectively.

PLDT contributed recurring profits of approximately US$132.2 million and US$66.5 million to the Company in the FY 2005 and the First Half Year 2006 respectively, representing approximately 85.7% and 75.8%, respectively, of the Company's FY 2005 and First Half Year 2006 contribution from operations. PLDT's wireless product and service offerings cover a broad spectrum of demographic and market segments. Wireless services consist of wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other value-added services. PLDT's fixed line business reported revenues of approximately US$903.0 million and US$462.5 million for the FY 2005 and the First Half Year 2006 respectively. ePLDT, the information and communications technology arm of PLDT, is a broad-based integrated information and communications technology operator and service provider. Its principal operations include an internet data center; call centers; and internet and game operations provided through subsidiaries. ePLDT reported revenues of approximately US$53.7 million and US$34.5 million for the FY 2005 and the First Half Year 2006, reflecting strong growth in its various business segments. Call centers represent a growth area for the PLDT group, and the industry has grown exponentially in recent years with the Philippines becoming an increasingly attractive site for business process outsourcing ("**BPO**"). Consolidated call center revenues grew from an increase in capacity utilization and business expansion. As at 30th June 2006, its call centers have 4,660 seats operating in seven locations. On 11th July 2006, PLDT expanded its business portfolio to the global BPO market by acquiring the full ownership of SPi Technologies, Inc. ("**SPi**") which ranked as the world's second largest pure-play BPO service provider and the ninth largest independent BPO company. SPi's principal businesses include content editorial and production, litigation support coding and electronic discovery, medical transcription, and database structuring and management. This acquisition increased ePLDT's service seats to 8,300. ePLDT expanded its online game business netGames by acquiring a 60% interest in Level Up!'s Philippines subsidiary and 20% interest in PhilWeb which is an internet-based gaming company.

The PLDT Group continues to upgrade its network to the Next Generation Network which will enable it to offer a growing range of innovative value-added and broadband services with network infrastructure now capable of cheaper and faster transmission of voice, video and data. In particular, the expansion of the PLDT Group's fixed and wireless

broadband facilities, complemented by its growing base of internet cafes, will allow the PLDT Group to offer broadband services in more areas at various speed and price points that are designed to attract a broad base of internet users. ePLDT's recent acquisition of a 60% interest in Level Up! Philippines, coupled with its other investments, is also anticipated to provide the Group access to rich and compelling content that will be made available to both fixed line and wireless subscribers. In addition, while 3G services in the country will initially be limited to the high-end market until such time as handset prices come down, the PLDT Group is rapidly building out its 3G network in key areas while encouraging subscribers to use the service for high-speed internet browsing, video streaming and video calling.

As at 30th June 2006, PLDT and its subsidiaries employ approximately 20,618 full time employees.

Indofood

For the FY 2005 and the First Half Year 2006, Indofood recorded a turnover of approximately US$1,923.4 million and US$1,104.7 million respectively (such figures include contributions from the EOF Business). Approximately 16% and 14% of its revenues for the respective financial periods were contributed from the EOF Business.

As at 30th June 2006, Indofood and its subsidiaries (including SIMP and the EOF Business) employ approximately 45,633 full time employees.

Indofood contributed recurring profits of approximately US$29.6 million and US$23.8 million to the Company in the FY 2005 and the First Half Year 2006 respectively.

For the FY 2005, Indofood maintained its leading market share in key product categories: a 74% share of the noodles market; a 59% share of the nutrition and special food market; a 42% share of the snacks food market; a 65% share of the flour market; a 42% share of the branded cooking oil market; and a 59% share of the margarine and shortening market.

Noodles is the largest of Indofood's operating segments. In addition to the basic noodle production operations, Indofood's noodles business also comprises food ingredients and packaging businesses which offer a supply chain to its instant noodle operations. It offers some 130 noodle varieties to the retail marketplace, covering high-end, middle and lower-priced categories. Indofood's primary noodle product is fried and soup-style instant noodles, and its most popular brands include *Indomie*, *Sarimi* and *Supermi*. Its value-added products include instant noodles in cups and rice vermicelli *Pop Bihun*. With 14 production facilities located across Indonesia, Indofood has an annual production capacity of approximately 13.5 billion packs. During the FY 2005 and the First Half Year 2006, sales volumes reached approximately 9.5 billion and approximately 5.5 billion packs respectively and turnover for the FY 2005 and the First Half Year 2006 was approximately US$633.3 million and US$383.2 million respectively.

Food seasoning products include soy, chili and tomato sauces, a range of powdered condiments and instant recipe mixes. Since 2001, Indofood has introduced more than 80 new products, and provides the widest range of food seasoning products available from any single manufacturer in Indonesia. This segment recorded a turnover of approximately US$30.4 million and US$17.3 million in the FY 2005 and the First Half Year 2006 respectively. In April 2005, Indofood started a joint venture with Nestle S.A., namely PT Nestle Indofood Citrarasa Indonesia, to market culinary products in Indonesia of both Indofood and Nestle. This provides an opportunity to combine Nestle's expertise in marketing and research with Indofood's skill in producing food seasonings and distribution.

Indofood is the leading manufacturer of branded modern packaged snack foods in Indonesia. It produces potato chips and extruded products such as puffs and chocolate coated snacks, which are sold under various brand names, such as *Chiki, Cheetos, Chitato, Lays, JetZ, Tenny* and *Tradia.* Turnover for the FY 2005 and the First Half Year 2006 amounted to approximately US$30.9 million and US$20.9 million respectively.

Indofood's Bogasari group comprises its flour and pasta production businesses. Bogasari can support an annual production capacity of 3.8 million tons of flour and its products are distributed primarily under the *Cakra Kembar, Segitiga Biru* and *Lencana Merah* brand names, which are widely recognized by consumers in Indonesia. During the FY 2005 and the First Half Year 2006, it reported a turnover of approximately US$787.3 million and US$448.9 million respectively. Bogasari has increased its research and development efforts since deregulation in 1999 with the introduction of new products for different end user market segments.

Indofood's nutrition and special food products are distinguished from others in the Indonesian baby food market by the use of adapted traditional Indonesian ingredients, such as brown rice and mung beans. Its principal baby food brands are *Promina* and *SUN.* Its turnover for the FY 2005 and the First Half Year 2006 amounted to approximately US$35.7 million and US$19.6 million respectively.

Indofood's consumer food products are distributed to over 160,000 outlets throughout Indonesia. Distribution reported a turnover of approximately US$242.8 million and US$154.4 million in the FY 2005 and the First Half Year 2006 respectively.

Metro Pacific/MPIC

Metro Pacific/MPIC contributed a recurring loss of approximately US$6.0 million and US$1.4 million in the FY 2005 and the First Half Year 2006 respectively. Five years after Metro Pacific entered a self-administered debt reduction and corporate rehabilitation program, Metro Pacific has successfully reduced its parent company bank debt to approximately US$13.8 million and US$10.7 million as at 31st December 2005 and 30th June 2006 respectively. Consolidated revenues of Metro Pacific/MPIC for the FY 2005 and the First Half Year 2006 amounted to approximately US$62.7 million and US$31.8 million reflecting higher revenues from Landco, a diversified property developer 51% owned by MPIC. Landco is preparing for an accelerated growth plan that seeks to expand its business activity significantly over the next five years. In the FY 2005, joint-venture agreements

were signed with a number of landowning groups for Landco to develop, brand, and market over 1,300 hectares of property located in prime areas across the Philippines. Negros Navigation Co., Inc. ("**Nenaco**") is a 99.0% owned subsidiary of Metro Pacific/ MPIC. After the commencement of a court-administered debt and business restructuring program in 2004, Nenaco reported a net loss of approximately US$2.3 million and US$4.4 million in the FY 2005 and the First Half Year 2006. Nenaco has suffered from over capacity in the domestic shipping industry in the Philippines and decreasing margins.

On 27th March 2006, Metro Pacific announced a recapitalization and reorganization plan to strengthen its capital base and reposition the company for new growth. The first stage of the plan, migrating Metro Pacific's 51% owned subsidiary Landco to a newly established investment company, MPIC, was completed in April 2006. On 23rd August 2006, Metro Pacific received approval from the Philippine Securities and Exchange Commission to consolidate every 20 common shares of Metro Pacific into one new Metro Pacific share.

On 27th October 2006, MPIC launched a tender offer to purchase common shares held by Metro Pacific shareholders. The offer was to exchange every four Metro Pacific consolidated common shares for one new MPIC common share and, for Metro Pacific's minority shareholders, three warrants to subscribe for three MPIC common shares at par. MPIC was listed on the Philippine Stock Exchange on 15th December 2006 and Metro Pacific became its unlisted subsidiary company. On completion of the reorganisation and recapitalisation plan, MPIC will be debt free, and capable of raising necessary funds to support its intended growth plans. Landco is expected to be able to accelerate the diversification of its market reach and expansion in the property sector in the Philippines. MPIC is also expected to actively seek investment opportunities, particularly in the infrastructure sector.

As at 30th June 2006, Metro Pacific/MPIC and its subsidiaries employ approximately 672 full time employees.

Level Up!

The Company invested US$15 million for a 25% interest in Level Up! in March 2005 and recorded a recurring loss of approximately US$1.5 million and US$1.2 million in the FY 2005 and the First Half Year 2006 respectively for its share of Level Up!'s post-acquisition loss, arising principally from the start up costs in its Brazilian and Indian operations. In the Philippines, Level Up! has achieved a market share of approximately 80% of paying subscribers, despite the entry of several competitors. The company began commercial operations in late 2003 with Ragnarok (developed by Gravity Co. Ltd.) which remains the most popular game and continues to dominate the online game market. In 2005 and 2006, Level Up! decided to build on its extensive client base by launching new games for different segments of the market. In April 2006, ePLDT, Inc., the information and communications technology division of PLDT, completed its acquisition of a 60% interest in Level Up!'s operation in the Philippines and plans to merge it with its online games operation by the first quarter of 2007.

In Brazil, Ragnarok was commercially launched in February 2005 and is developing a good subscriber base. Level Up! has introduced new games in 2006 to attract players from other significant segments and will also be distributing game CDs and CD keys for leading games.

In India, Level Up! launched limited commercial service for Ragnarok in March 2006. Gradual growth is expected in India until the internet infrastructure and connectivity reach required levels over the next several years. Level Up! continues to build its distribution networks in several key metropolitan areas and to establish alliances with key marketing and distribution partners. India is a very early stage market with significant medium term potential; hence no significant revenues are expected in the short term.

As at 30th June 2006, Level Up! employs approximately 297 full time employees.

LISTING RULES IMPLICATIONS OF THE INJECTION AND THE PLACEMENT

The provisions of PN 15 apply to the Injection and the Placement as completion of such transactions will result in a separate listing of SIMP and the EOF Business on the SGX-ST Mainboard through the reverse takeover of CityAxis. As the value of the assets, profits and revenue of SIMP constitutes more than 5% under the calculations of percentage ratios (as defined in the Listing Rules), SIMP constitutes a "major subsidiary" of the Company for the purposes of the Listing Rules. Furthermore, the Company's preliminary assessment of percentage ratios arising from the disposal by virtue of the dilutive effect resulting from the issue of the Placement Shares pursuant to the Placement indicates that the Placement results in a "material dilution" of a major subsidiary for the purposes of the Listing Rules. Accordingly, the approval of the Shareholders will be required in respect of the Injection and the Placement in accordance with PN15.

One or more of the percentage ratios calculations in respect of the disposal of the Company's interest in SIMP and the EOF Business resulting from the Injection and issue of the Placement Shares by SIMP pursuant to the Placement exceeds 5% and, accordingly, the Injection and the Placement constitute a discloseable transaction for the purposes of Chapter 14 of the Listing Rules.

CityAxis will not be listed on a stock market operated by the Stock Exchange and, accordingly, is not required to satisfy the requirements of the Listing Rules applying to new listing applicants.

At the SGM to consider the Injection and the Placement, the controlling shareholders of the Company are required to abstain from voting if they have a material interest in the proposal pursuant to PN15. The Company has only one controlling shareholder, the Chairman, Mr. Anthoni Salim, who holds (together with his associates under the Listing Rules) approximately 44.26% of the Shares. None of Mr. Anthoni Salim or any of his associates has an interest in the Injection and the Placement which is different from the interests of any other Shareholders. Accordingly, the controlling shareholder of the Company or his associates will not be required to abstain from voting.

ASSURED ENTITLEMENT

In order to satisfy the requirement of PN15 to provide Shareholders with an assured entitlement to enable Shareholders to participate in the Placement, the Board has passed resolutions approving the following:

(i) subject to the Placement proceeding, the subscription by the Company of Placement Shares up to a maximum of 6,525,000 Placement Shares, representing 1.5% of the total maximum number of Placement Shares, as part of the Placement, in order to effect the Assured Entitlement by way of the Distribution in Specie;

(ii) subject to the Placement proceeding and the subscription by the Company for Placement Shares contemplated in (i) above, the conditional declaration of a special dividend, payable to those Qualifying Shareholders whose names appear on the register of members of the Company at the close of business on the record date for the Distribution in Specie by way of a distribution in specie on the basis of up to four Distribution Shares for every 2,000 Shares held by them, representing one board lot of the Shares, at the close of business on the record date for the Distribution in Specie.

To effect the Distribution in Specie, the Company will subscribe for the relevant number of Placement Shares at the Placement Price per Placement Share paid by other subscribers under the Placement. Payments in respect of such subscription will be funded by the Company from its internal resources. The Directors consider the arrangement of up to four Distribution Shares for every 2,000 Shares held by Shareholders to be fair and reasonable.

RECORD DATE FOR THE DISTRIBUTION IN SPECIE

The Distribution in Specie is conditional upon completion of the Injection and the Placement and will only occur if both the Injection and the Placement are completed. As referred to above, completion of the Injection is conditional upon CityAxis and Indofood being reasonably satisfied that no later than 30 days after completion of the Injection there shall be entered into a placement agreement between CityAxis and placing agent(s) and completion of the Placement is intended to take place within one month after the completion of the Injection or such other period of time as may be permitted by the SGX-ST. The current timetable contemplates completion of the Injection around the end of January 2007 with completion of the Placement occurring around mid February 2007. In view of this, the Directors will determine the record date for determining entitlements to the Distribution in Specie after the SGM and nearer the time of the Placement. One or more further announcements will be made notifying Shareholders of the record date and a document will be sent to Shareholders advising them of the procedures for qualifying for the Distribution in Specie. Shareholders will also be sent with that document a form of election to be completed and signed by Shareholders to certify that they are Qualifying Shareholders in respect of the Distribution in Specie. A Qualifying Shareholder holding 2,000 Shares or more may, by completing the appropriate box in the form of election, elect

to receive a cash payment in lieu of all the Distribution Shares to which the Qualifying Shareholder would otherwise be entitled under the Distribution in Specie. Such cash payment will be calculated on the basis that each Distribution Share to which the relevant Qualifying Shareholder would otherwise have been entitled will be deemed to have a value equal to the price per Placement Share paid by placees under the Placement.

NON QUALIFYING SHAREHOLDERS

Pursuant to the Listing Rules, where a listed issuer proposes to distribute securities to its shareholders, it may, by virtue of Listing Rule 13.36(2), exclude relevant overseas shareholders in circumstances where the directors consider the exclusion to be necessary or expedient on account of either of legal restrictions under the laws of the relevant place whereby such shareholder is located or the requirements of the regulatory body or stock exchange in that place. Pursuant to the proposed Injection and Placement, the Directors have considered that the Non-Qualifying Shareholders will not be entitled to receive Distribution Shares. In this regard, the Company has received legal advice from US legal counsel to the effect that Distribution Shares could only be distributed to such persons who are located in the US or who are US Persons pursuant to a registration statement filed with and declared effective by the US SEC, and that such registration would potentially need to become effective prior to the distribution of this Circular, which the Directors concluded was not feasible in the circumstances. In respect of Shareholders based in the UK, the Directors have also received legal advice from UK legal counsel to the effect that it is unlawful for transferable securities (which would include the Distribution Shares) to be offered to the public unless an approved prospectus (complying with UK legislation and regulations) has been made available to the public before the offer is made. This is subject to a limited number of exceptions, none of which are applicable in the circumstances. Such a prospectus would need to be circulated to the UK based Shareholders prior to the distribution of this Circular, which the Directors concluded is not feasible in the circumstances.

The Directors, having made reasonable enquiries, are of the view that, in the absence of compliance with registration and other formalities, it would be unlawful and/or impractical for the Distribution Shares to be distributed to the Non-Qualifying Shareholders. Accordingly, no distribution of the Distribution Shares will be made to Non-Qualifying Shareholders pursuant to the Distribution in Specie. Non-Qualifying Shareholders will instead receive cash in lieu of the relevant number of Distribution Shares to which they would otherwise have been entitled, on the basis and subject to the conditions set out in this Circular. Such cash payment will be calculated on the basis that each Distribution Share to which the relevant Non Qualifying Shareholder would otherwise have been entitled will be deemed to have a value equal to the price per Placement Share paid by subscribers under the Placement.

FRACTIONS OF DISTRIBUTION SHARES

Fractional entitlements to Distribution Shares will not be distributed to Qualifying Shareholders. Fractional entitlements to Qualifying Shareholders and to Non-Qualifying Shareholders will be aggregated and all whole number Distribution Shares arising from such aggregation will be sold in the market for the benefit of the Company, if a premium (net of expenses) can be achieved.

For the avoidance of doubt, the final cash amount payable to Qualifying Shareholders who elect to receive cash cannot be determined until the Placement is completed and a further announcement in this regard will be made by the Company at the appropriate time.

Shareholders should note that the Distribution in Specie is conditional upon completion of the Injection and the Placement, which is itself conditional upon the satisfaction of the conditions precedent set out in the section above entitled "Conditions Precedent of the Injection". If the Injection and the Placement are not completed, the Distribution in Specie will not be made.

SPECIAL GENERAL MEETING

A notice convening the SGM to be held at 10:30 a.m. on Monday, 8th January 2007 at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong is set out on pages 61 to 62 of this Circular at which the Shareholders will be requested to consider and, if thought fit, approve an ordinary resolution to approve the Injection and the Placement. Voting on that resolution will be conducted by way of a poll.

The Independent Board Committee, comprising the independent Non-executive Directors, namely Messrs. Graham L. Pickles, Professor Edward K.Y. Chen, *GBS, CBE, JP* and David W.C. Tang, *OBE, Chevalier de L'Ordre des Arts et des Lettres*, has been appointed to advise the Shareholders as to whether or not the terms of the Injection and the Placement are fair and reasonable and in the interests of the Shareholders as a whole and to advise the Shareholders how to vote at the SGM.

Pursuant to paragraph 3(e) of PN 15, in cases where the spin-off proposal requires approval by shareholders of the Company, whether or not the controlling shareholder is required to abstain from voting, the Company must comply with the requirements set out in rules 13.39(6) and (7) of the Listing Rules. Rule 13.39(6) of the Listing Rules requires the Company to appoint an independent financial adviser to make recommendations to the Independent Board Committee and the Shareholders as to whether the terms of the relevant transaction or arrangement are fair and reasonable and whether the transaction is in the interests of the Company and its Shareholders as a whole and to advise Shareholders on how to vote in respect of the resolution to approve the transaction or arrangement. Furthermore, under Rule 13.39(7) of the Listing Rules, the Circular must contain at least a separate letter from the independent financial adviser containing its recommendation to the Independent Board Committee and Shareholders as to whether the terms of the relevant transaction or arrangement is in the interests of the Company and its Shareholders as a whole and advising Shareholders on how to vote in respect of the resolution to approve the transaction or arrangement. The letter from the independent financial advisor must set out the reasons for and the key assumptions made and factors taken into consideration in forming that opinion.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Shareholders as to whether or not the terms of the Injection and the Placement are fair and reasonable and in the interests of the Company and the Shareholders as a whole and to advise the Shareholders how to vote at the SGM.

A form of proxy for use by the Shareholders at the SGM is enclosed. Whether or not you are available to attend the SGM in person, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the principal office of the Company (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the SGM or any adjournment thereof. Completion and return of a form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

RECOMMENDATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on pages 38 to 39 of this Circular which contains the recommendation of the Independent Board Committee to the Shareholders concerning the Injection and the Placement; and (ii) the letter from the Independent Financial Adviser to the Independent Board Committee and the Shareholders set out on pages 40 to 54 of this Circular containing its advice to the Independent Board Committee and the Shareholders in this regard.

The Independent Financial Adviser, having taken into account the principal factors and reasons set out in its letter, is of the view that the Injection and the Placement are fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Financial Adviser advises the Independent Board Committee to recommend the Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Injection and the Placement.

The Independent Board Committee, having taken into account the advice from the Independent Financial Adviser in relation to the Injection and the Placement, considers that the terms of the Injection and the Placement are fair and reasonable so far as the Shareholders are concerned and that the Injection and the Placement are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Injection and the Placement.

The other Directors also consider that the terms of the Injection and the Placement are fair and reasonable and in the interests of the Company and the Shareholders as a whole and, accordingly, the Board also recommends that the Shareholders vote in favour of the resolution to be proposed in relation to the Injection and the Placement at the SGM.

GENERAL

This Circular is being distributed to the Shareholders. This Circular does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. Neither this Circular nor anything contained herein shall form the basis of any contract or commitment whatsoever.

Shareholders should note that the Injection, the Placement and the Distribution in Specie may or may not proceed in accordance with the terms set out above, or at all. The Board wishes to emphasise that the specific terms and timing of the Injection and the Placement may require certain consents and approvals, including the approval of the Shareholders, and subject to any further conditions that may be imposed by the SGX-ST and the SIC. Such consents and approvals may or may not be obtained. Furthermore, Shareholders should note that specific details in respect of the Placement and consequently the Distribution in Specie are subject to change, depending on the prevailing market conditions and demand at the relevant time. Shareholders are therefore urged to exercise caution when dealing in the Shares. An announcement will be made by the Company on the dispatch of this Circular. As referred to above, a further announcement will be made in relation to the Distribution in Specie after the SGM and nearer the time of the Placement and Shareholders will be sent a further document in relation to the procedures for qualifying for the Distribution in Specie, together with the requisite form of election in relation to the Distribution in Specie.**

Further announcement(s) will also be made as and when appropriate in respect of any material developments relating to the Injection and the Placement and/or any material change in the information contained in this Circular.

Your attention is also drawn to the additional information set out in Appendix 1 to this Circular.

Yours faithfully,
By Order of the Board of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

22nd December 2006

To the Shareholders

Dear Sir or Madam,

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, CITYAXIS HOLDINGS LIMITED (FORMERLY KNOWN AS ISG ASIA LIMITED)

DISCLOSEABLE TRANSACTION

DISTRIBUTION IN SPECIE

We have been appointed as members of the Independent Board Committee to advise you in connection with the Injection and the Placement, details of which are set out in the "Letter from the Board" in the Circular dated 22nd December 2006, of which this letter forms part. Terms used in this letter have the same meanings as defined in the said Circular unless the context otherwise requires.

We wish to draw your attention to the letter of advice from the Independent Financial Adviser as set out on pages 40 to 54 of this Circular, which contains its advice and recommendation to us as to whether or not the terms of the proposed separate listing of SIMP and the EOF Business on the SGX-ST Mainboard (including the Injection, the Placement and Distribution in Specie, each as described in the "Letter from the Board") are fair and reasonable so far as the Shareholders are concerned and in the interests of the Shareholders as a whole, as well as the principal factors and reasons for its advice and recommendation.

Having considered, amongst other matters, the factors and reasons considered by, and the opinion of, the Independent Financial Adviser as stated in its aforementioned letter of advice, we are of the opinion that the terms of the proposed separate listing of SIMP and the EOF Business on the SGX-ST Mainboard (including the Injection , the Placement and the Distribution in Specie) are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend the Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Injection and the Placement.

Yours faithfully,
For and on behalf of the
Independent Board Committee
Messrs. Graham L. Pickles,
Professor Edward K.Y. Chen, *GBS, CBE, JP*
David W.C. Tang, *OBE, Chevalier de L'Ordre des Arts et des Lettres*
Independent Non-executive Directors

The following is the text of the letter of advice to the Independent Board Committee and the Shareholders prepared by the Independent Financial Adviser for the purpose of inclusion in this circular.

SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central

22nd December 2006

To the Independent Board Committee and the Shareholders

Dear Sirs,

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, CITYAXIS HOLDINGS LIMITED (FORMERLY KNOWN AS ISG ASIA LIMITED), DISCLOSEABLE TRANSACTION AND DISTRIBUTION IN SPECIE

INTRODUCTION

We refer to our appointment by the Company to advise you on the proposed separate listing of SIMP and the EOF Business on the SGX-ST Mainboard (the "Listing Proposal") by means of a reverse takeover of CityAxis through the Injection and the Placement. Details of the proposed Injection and the Placement are contained in the circular to the Shareholders dated 22nd December 2006 (the "Circular"), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

The Listing Proposal requires Shareholders' approval under PN 15. The Independent Board Committee, comprising all of the three Independent Non-executive Directors, namely, Mr. Graham L. Pickles, Professor Edward K.Y. Chen and Mr. David W.C. Tang, has been established to make a recommendation to the Shareholders on whether the terms of the Listing Proposal are fair and reasonable so far as the Shareholders are concerned. We, Somerley Limited, have been appointed to advise the Independent Board Committee and the Shareholders in this regard.

In formulating our advice and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Executive Directors and management of the Company and have assumed them to be true, accurate and complete at the time they were made and up to the date of the SGM. We have sought and received confirmation from the Executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have no reason to doubt the truth and accuracy of the information provided to us or that any material facts have been withheld, or to doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, the EOF Group or CityAxis group. We have also assumed that all representations contained or referred to in the Circular and made by the Directors were true at the date of the Circular and will continue to be true up to the date of the SGM.

PRINCIPAL ELEMENTS OF THE LISTING PROPOSAL

1. The Injection

On 23rd August 2006, Indofood entered into the Injection Agreement with CityAxis, pursuant to which CityAxis conditionally agreed to acquire the entire issued share capital of SingCo 2 for a consideration of S$392,691,880 to be satisfied entirely by the issue to SingCo 1 (or to such persons as it or Indofood may direct) of the Injection Consideration Shares at an issue price of S$0.03934 each. In conjunction with the Injection, CityAxis proposes to consolidate every ten existing CityAxis Shares into one CityAxis Consolidated Share and apply for a transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard.

2. The Placement

Immediately upon completion of the Injection, SingCo 1 will hold approximately 98.7% of the total number of issued CityAxis Consolidated Shares as enlarged by the Injection. Pursuant to Rule 210(1) of the SGX-ST Listing Manual, at least 12.0% or 15.0% of the issued share capital of CityAxis (depending on the structure of the Placement and assuming that Placement is undertaken at a price of S$0.75 per CityAxis Consolidated Share) must be held in the hands of at least 1,000 public CityAxis Shareholders in order for CityAxis to maintain its listing status and have such listing on the SGX-ST Mainboard. Further, under Rule 724 of the SGX-ST Listing Manual, SGX-ST may suspend trading of the CityAxis Shares if less than the required 10% of the CityAxis Shares are held in the hands of the public. In order for CityAxis to meet the shareholding spread and distribution requirements set out in the SGX-ST Listing Manual, the Placement is expected to take place within one month after completion of the Injection or such period as may be permitted by the SGX-ST.

It is currently being contemplated that a maximum of 435 million new CityAxis Consolidated Shares would be placed under the Placement, representing approximately 30% of the issued CityAxis Consolidated Shares as enlarged by the Placement. Indofood has undertaken that in the event the Placement Price is less than S$0.75 per Placement Share, it shall procure that SingCo 1 shall, subject to completion of the Injection and the Placement, pay to the Entitled CityAxis Shareholders a compensation amount in cash for each CityAxis Consolidated Share held as at the record date for this purpose equivalent to the difference between S$0.75 and the Placement Price, subject always to a maximum compensation of S$0.37 per CityAxis Consolidated Share held.

Shareholders should note that the final structure of the Placement including the offer size and price of the Placement will only be finalised after completion of the Injection and is subject to factors such as stock market conditions at the relevant time.

3. The Distribution in Specie

In recognition of the requirement to provide assured entitlements to the Shareholders under the Listing Rules in connection with the Listing Proposal, the Company will, subject to the Placement proceeding, subscribe for up to a maximum of 6,525,000 Placement Shares, representing approximately 1.5% of the total maximum number of Placement Shares and has conditionally declared, subject to the Placement proceeding and the subscription by the Company for the Placement Shares, a special dividend, payable to those Qualifying Shareholders whose names appear on the register of members of the Company at the close of business on the record date for the Distribution in Specie (to be announced by the Company) by way of a distribution in specie on the basis of up to four Distribution Shares for every whole multiple of 2,000 Shares held by them at the close of business on such record date. A Qualifying Shareholder holding 2,000 or more Shares may elect to receive a cash payment in lieu of all the Distribution Shares to which the Qualifying Shareholder would otherwise be entitled under the Distribution in Specie. Details of the Assured Entitlement are set out in the sections headed "Assured Entitlement", "Record Date for the Distribution in Specie", "Non Qualifying Shareholders" and "Fractions of Distribution Shares" in the letter from the Board contained in the Circular.

It should be noted that it is not within our terms of reference to advise the Qualifying Shareholders on whether to elect cash payment or the Distribution Shares. In this respect, the Qualifying Shareholders are recommended to consult their own professional advisers and refer to the information contained in the Circular. We have also not considered the tax consequences of the Injection, the Placement and the Distribution in Specie on the Shareholders since these are particular to their individual circumstances. In particular, Shareholders who are subject to overseas taxation on securities dealing should consider their own tax position with regard to the distribution by the Company of the Distribution Shares and, if in doubt, should consult their own professional advisers.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation with regard to the Listing Proposal, we have taken into account the following principal factors and reasons:

1. Business of the Group and the EOF Business

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Group currently has four principal business segments, namely:

(i) Telecommunications

PLDT, an associated company in which the Company currently holds an approximately 24.3% economic interest and 30.7% voting interest, is the leading telecommunications company in the Philippines providing wireless, fixed line, and information and communications technology services. It is stated in the announcement of the Company dated 15th December 2006 that the Company is proposing to acquire an additional approximately 3.2% of PLDT's issued common share capital, completion of which would result in the Company holding an attributable economic interest of approximately 27.5% of PLDT's issued common share capital.

(ii) Consumer food products

Indofood, an approximately 51.5% owned subsidiary of the Group, is principally engaged in manufacturing and distributing consumer food products in Indonesia. The products include noodles, nutrition and special foods, snack foods, food seasonings, flour, pasta, and edible oils and fats. Prior to completion of the Listing Proposal, Indofood holds an approximately 83.8% attributable interest in the EOF Business of SIMP.

The EOF Business is one of Indonesia's major vertically-integrated manufacturers of edible oils and fats with a significant market share in the branded cooking oil, as well as the margarine and shortening segments in Indonesia. Its operations range from oil palm cultivation and milling to refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products. The oil palm plantations of the EOF Business are located in the Indonesian province of South Sumatra, Riau and west Kalimantan, and produce crude palm oil. The crude palm oil produced from the plantations is fractionated, processed and/or packaged into cooking oil as well as margarine and shortening under the brands of the EOF Business for sale in Indonesia and abroad. The EOF Business also operates two copra crushing plants in Indonesia to manufacture and export crude and refined, bleached and deodorised coconut oil and its by-products. The products are distributed through national, regional and district distributors as well as through direct sales in Indonesia.

(iii) Property business

MPIC, a subsidiary in which the Group currently owns an approximately 95.9% economic interest, was formed to undertake the reorganisation and recapitalisation plan with Metro Pacific. The shares of MPIC are listed on the Philippine Stock Exchange. MPIC replaced Metro Pacific (also formerly listed on the Philippine Stock Exchange) pursuant to the reorganisation and recapitalisation, whereby Metro Pacific became an approximately 96%-owned unlisted subsidiary of MPIC. MPIC initially focuses its business on its real estate subsidiary, Landco Pacific Corporation. Nevertheless, MPIC intends to expand its business into the high-growth sectors of the Philippine economy, such as infrastructure. As set out in the announcement of the Company dated 5th December 2006, a consortium including MPIC has agreed to acquire an 83.97% interest in Maynilad Water Services Inc., which holds a Philippine Government concession to provide water and sewerage services in the area of West Metro Manila.

(iv) Online games

In March 2005, the Group acquired a 25.0% equity interest in Level Up!, the principal activity of which is the provision of online games in emerging markets. Level Up! currently operates in the Philippines, Brazil and India.

2. Benefits of the Listing Proposal

As at 30th June 2006, the EOF Business has a plantation land bank in Indonesia of approximately 138,000 hectares, of which approximately 63,000 hectares were planted with oil palms and approximately 5,000 hectares with rubber. The EOF Business also administers approximately 25,000 hectares of oil palm plantation land under the "Plasma Programme" in Indonesia as at 30th June 2006 (this excludes approximately 5,000 hectares of land earmarked for the "Plasma Programme" which have not been administered). At present, most of the production from the oil palm tree plantations of the EOF Business is used by itself to manufacture cooking oil, margarine and shortening, with a view to reducing the reliance on outside supply and enhancing the production yield and cost efficiency of the manufacturing processes. Nevertheless, the existing oil palm tree plantations can only meet approximately 40% to 50% of EOF's internal requirement. It is the EOF Group's long term goal to acquire more plantations to increase production and support its internal use for manufacturing cooking oil, margarine and shortening. As stated in the annual report of Indofood for the year ended 31st December 2005, Indofood aims to own a total planted area of 250,000 hectares by 2015. The Directors advised us that it generally takes around four years to develop raw land into planted and productive oil palm plantations and substantial capital investments are required throughout the aforesaid development period.

With the aforesaid expansion plan in mind, the Placement is in our view an efficient method to raise additional financial resources to fund the capital requirements of the EOF Business. On the basis set out in the paragraph headed "The Placement" below, the equivalent of just over US$200 million would be raised. The additional resources available

to the EOF Business through the Placement would enable the Non_EOF Group to have more flexibility to deploy its financial resources to fund its other core businesses and/or other suitable investment opportunities in future. The Directors also believe that the separate listing status for the EOF Business through the implementation of the Listing Proposal will also result in a number of benefits to the Company and the Shareholders, including (a) achieving fair valuation potential of the EOF Business; (b) creating greater clarity of business and financial status of the EOF Business; (c) allowing the EOF Business to gain access to both equity and debt capital market and the bank credit market on potentially more advantageous terms than those presently available to it; and (d) diversifying the funding sources to finance the EOF Business' existing operations and future expansion as well as widening the investor base. We concur with the Directors' views in this regard.

3. The Injection

Pursuant to the Injection Agreement, CityAxis has conditionally agreed to acquire the entire issued share capital of SingCo 2 for a consideration of S$392,691,880 which will be satisfied entirely by the issue to SingCo 1 (or to such persons as it or Indofood may direct) of the Injection Consideration Shares at an issue price of S$0.03934 each.

Set out below is the simplified ownership structure of the relevant entities of the EOF Business immediately before and after completion of the Injection but before the Placement:

Before the Injection and the Placement:


The Company
51.5%
Indofood
83.8%
SingCo 1
100%
SingCo 2
90%
SIMP
8.4%
EOF Business

Immediately after completion of the Injection but before the Placement:


The Company
51.5%
Indofood
83.8%
SingCo 1
98.7%
CityAxis
100%
SingCo 2
90%
SIMP
8.4%
EOF Business

As shown in the charts above, Indofood (through SingCo 1) will control approximately 98.7% interest in CityAxis and the attributable interest of Indofood in the EOF Business will be reduced only by 1% (from approximately 83.8% to 82.8%) following completion of the Injection but before the Placement. In our view, the Injection should be regarded as a group restructuring which will effectively result in CityAxis becoming the intermediate holding company of the EOF Business for Indofood. We understand from the Directors that the consideration of S$392,691,880 was determined after arm's length negotiations among parties to the Injection Agreement by reference to, among other things, the net asset value, earnings and business of the EOF Business. The consideration of S$392,691,880 represents a historical price-earnings multiple of approximately 4.2 times based on the profit after tax and minority interests of approximately IDR542.6 billion (equivalent to approximately S$92.6 million at the average exchange rate of IDR5,862/S$ for the year of 2005) of the EOF Business attributable to SingCo 2 for the year ended 31st December 2005, which is well below the historical price-earnings multiples of the comparable companies set out in the paragraph headed "The Placement" below. However, we do not consider a price/earnings analysis or any other valuation techniques to be very significant in circumstance where Indofood (through SingCo 1) will maintain almost full control (approximately 98.7%) on CityAxis following the Injection. The dilution of Indofood's interest in the EOF Business by approximately 1%, in our opinion, may be regarded as the cost for obtaining control of the listed vehicle, CityAxis. The Injection is part and parcel of the entire Listing Proposal which generates the benefits as discussed in the paragraph headed "Benefits of the Listing Proposal" above. We do not consider such dilution as material in the context of those benefits and group reorganisation. It is expected

that the Injection and the Placement will increase the Group's net asset value and improve the Group's working capital and gearing as discussed in the paragraph headed "Effects of the Injection and the Placement on the Group" below. In this context, we consider the consideration of S$392,691,880 to be fair and reasonable.

Completion of the Injection Agreement is subject to, inter alia, the disposal of all of the existing business of CityAxis and a cash distribution by CityAxis to its shareholders by way of a dividend and/or capital reduction such that CityAxis shall have net tangible assets comprising cash of not less than S$5 million and net tangible asset value per CityAxis Share of not less than S$0.037. The Injection, which involves the injection of the EOF Business and an immaterial amount of net assets (cash of S$5 million) of CityAxis to be acquired, amounts to a "business combination" and it is this business combination that is then the subject of a dilution to the Company through the Placement. Therefore, it is appropriate to analyse the terms and effects of the Injection in conjunction with the Placement as discussed below.

4. The Placement

Immediately after completion of the Injection Agreement, SingCo 1 will be interested in approximately 98.7% of the then issued share capital of CityAxis as enlarged by the Injection. In order to meet the shareholding spread and distribution requirements set out in the SGX-ST Listing Manual and raise funds for the enlarged EOF Group, CityAxis will enter into a placement agreement with placement agent(s) to place such number of new CityAxis Consolidated Shares to investors to, inter alia, meet the shareholding spread and distribution requirements set out in the SGX-ST Listing Manual.

It is currently expected that the Placement will involve up to a maximum of 435 million CityAxis Consolidated Shares. Indofood has undertaken that in the event the Placement Price is less than S$0.75 per Placement Share, it shall procure that SingCo 1 shall, subject to completion of the Injection and the Placement, pay to the Entitled CityAxis Shareholders a compensation amount in cash for each CityAxis Consolidated Share held by the Entitled CityAxis Shareholders as at the record date for this purpose equivalent to the difference between S$0.75 and the Placement Price, subject always to a maximum compensation of S$0.37 per CityAxis Consolidated Share held.

For the purpose of our advice in this letter, we have analysed the effects of the Listing Proposal assuming that the Placement comprises the issue of not more than 435 million new CityAxis Consolidated Shares (representing approximately 30% of the enlarged issued share capital of CityAxis after the Placement) at a Placement Price of not less than S$0.75. Under these assumptions, the resultant shareholding of SingCo 1 in CityAxis would be approximately 69.0% and the gross proceeds to be raised from the Placement would be approximately S$326.3 million (equivalent to approximately US$209.1 million). Should Indofood's indirect interest in CityAxis (through SingCo 1) fall below 69.0% or the Placement Price fall below S$0.75 per Placement Share or SingCo 1 place down the Injection Consideration Shares or the terms of the Distribution in Specie be varied materially, further Shareholders' approval for the Placement will be sought.

The simplified ownership structures of the relevant entities of the EOF Business immediately after completion of the Injection and the Placement will be as follows:


The Company
51.5%
Indofood
83.8%
SingCo 1
69.0%
CityAxis
8.4%
100%
SingCo 2
90%
SIMP
EOF Business

As shown in the chart above, Indofood's attributable interest in CityAxis will drop from approximately 82.8% to 60.4% immediately following completion of the Placement and the Company's attributable interest in the EOF Business will be diluted to approximately 31.1%. On the basis of the aforesaid gross proceeds to be raised from the Placement of new 435 million CityAxis Consolidated Shares (representing approximately 30% of the issued share capital as enlarged by the Placement), the Placement values the entire interest in CityAxis at approximately S$1,087.5 million. This valuation represents historical price-earnings multiple of approximately 11.7 times based on the profit after tax and minority interests of approximately IDR542.6 billion (equivalent to approximately S$92.6 million at the average exchange rate of IDR5,862/S$ for the year of 2005) of the EOF Business attributable to CityAxis for the year ended 31st December 2005.

For the purpose of our assessment of the assumed Placement Price of S$0.75, we have identified companies listed in Asian stock markets which are principally engaged in businesses similar to the EOF Business and with over 50% of revenue shown in the last set of audited accounts generated from processing edible oil and related products (the "Comparable Companies"). The table below illustrates the comparison of the historical price-earnings multiple represented by the Placement Price with the multiples at which

all the Comparable Companies that we have identified based on the aforesaid criteria are currently trading:

Companies	Country of listing	Historical price-earnings multiple *(note 1)* times
Chumporn Palm Oil Industry Public Company Limited	Thailand	Not applicable *(note 2)*
Golden Agri-Resources Limited	Singapore	23.1
Golden Hope Plantation Berhad	Malaysia	31.9
IOI Corporation Berhad	Malaysia	23.6
PPB Group Berhad	Malaysia	15.5
Premium Nutrients Berhad	Malaysia	10.4
PT Sinar Mas Agro Resources and Technology Tbk	Indonesia	27.0
Yee Lee Corporation Bhd	Malaysia	14.1
Average		*20.8*
Median		*23.1*
The EOF Business attributable to CityAxis – at the Placement Price of S$0.75 per Placement Share		**11.7**

Notes:

(1) The historical price-earnings multiples of the profitable Comparable Companies are calculated based on their basic earnings per share as disclosed in their latest annual reports and their closing share price as at the Latest Practicable Date as extracted from Bloomberg.

(2) This company recorded a loss for the last financial year.

The profitable Comparable Companies are currently trading at historical price-earnings multiples ranging from approximately 10.4 times to 31.9 times, with a mean and median of approximately 20.8 times and 23.1 times respectively.

The historical price-earnings multiple of the EOF Business attributable to CityAxis represented by the assumed Placement Price falls within such range, but is lower than the mean and median of these Comparable Companies. We consider such discount to be reasonable and conventional in an initial public offering in order to enhance the attractiveness of the issue to public investors, bearing in mind the assumed Placement Price represents the minimum price for the Placement Shares.

During our search for Comparable Companies, we noted that Wilmar International Limited ("Wilmar") (formerly known as "Ezyhealth Asia Pacific Limited") has recently acquired a business principally engaged in palm oil and related activities, with integrated operations ranging from oil palm cultivation and milling, to the refining, processing, branding, merchandising and distribution of a wide range of palm oil and lauric and related products. Completion of such acquisition took place on 14th July 2006. As the results of the acquired palm oil business were not included in the annual report of Wilmar for the year ended 31st December 2005, Wilmar is not included as one of the Comparable Companies. We also note from the quarterly report of Wilmar for the nine months ended 30th September 2006 and relevant announcements of Wilmar that subsequent to completion of the aforesaid acquisition, Wilmar undertook a placement of shares at an issue price of S$0.80 (equivalent to approximately US$0.51) each in August 2006. Based on the unaudited proforma earnings per Wilmar share of US$0.0267 as enlarged by the acquisition (as extracted from the unaudited proforma consolidated profit and loss accounts contained in the circular of Wilmar dated 10th June 2006) and the placing price of approximately US$0.51 per share, the price-earnings multiple represented by the placing price is approximately 19.1 times which is higher than the historical price-earnings multiple of the EOF Business attributable to CityAxis of approximately 11.7 times represented by the assumed Placement Price. As explained above, we consider such discount to be reasonable in the initial public offering situation of the EOF Business.

5. Effects of the Injection and the Placement on the Group

The expected financial effects of the Injection and the Placement on the Group are set out in the section headed "Financial effects of the Injection and the Placement" in the letter from the Board contained in the Circular, which are summarised below.

(i) Effect on earnings of the Group

The EOF Group will remain a subsidiary of the Group immediately following completion of the Injection and the Placement. Accordingly, its results will continue to be consolidated into the accounts of the Group. Nevertheless, the attributable interest of the Group in the EOF Business will be reduced from approximately 43.2% to 31.1% after the Injection and the Placement. On the basis of the net profit after tax and minority interests of the EOF Business for the year ended 31st December 2005 of approximately IDR602.9 billion (equivalent to approximately US$61.8 million at the average exchange rate of IDR9,756/US$ for the year of 2005), the profit contribution from the EOF Business to the Group will be reduced by approximately US$7.5 million (equivalent to approximately US$0.0023 per Share based on 3,204,793,003 Shares in issue as at the Latest Practicable Date).

On the other hand, based on the financial position of SIMP as at 30th June 2006, the gross proceeds from the Placement of approximately US$209.1 million pursuant to its assumed terms as described above and the net asset value of CityAxis of S$5 million immediately prior to completion of the Injection Agreement, a gain (net of the estimated expenses for the Listing Proposal) of approximately US$25.7 million is expected to be recognised by the Group (equivalent to approximately US$0.008 per Share based on 3,204,793,003 Shares in issue as at the Latest Practicable Date) in relation to the deemed disposal of an approximately 12.1% interest in SIMP upon completion of the Injection and the Placement. Such gain is non-recurring in nature and will be reflected in the profit and loss accounts of the Group for the year ending 31st December 2007 assuming completion of the Injection and the Placement takes place in that year. The actual gain on deemed disposal to be recognised by the Group, which will be calculated by reference to the financial position of SIMP and CityAxis at the time of completion of the Injection and the Placement and the actual pricing and structure of the Placement, may be different (but is not expected to be materially different) from the above figure.

(ii) Effect on net asset value of the Group

The EOF Group will remain as a subsidiary of the Group immediately following completion of the Injection and the Placement. Accordingly, its assets and liabilities will still be consolidated into the accounts of the Group.

Based on the financial position of SIMP as at 30th June 2006, the gross proceeds from the Placement of approximately US$209.1 million pursuant to the assumed terms of the Placement as described above and the net assets value of CityAxis of S$5 million immediately prior to completion of the Injection Agreement, the consolidated net asset value of the Group attributable to the Shareholders is expected to increase by approximately US$25.7 million before the Distribution in Specie, which represents the gain on the deemed disposal of interest in SIMP (net of the estimated expenses for the Listing Proposal) as a result of the issue of new CityAxis Consolidated Shares under the Placement at an expected price above its underlying net asset value. Such increase in net assets would be reduced by approximately S$4.9 million (equivalent to approximately US$3.1 million) assuming that the Company subscribes for 6,525,000 Placing Shares at the Placement Price of S$0.75 each to effect the Distribution in Specie. We consider the net increase in net assets of the Group of approximately US$22.6 million (equivalent to approximately US$0.0071 per Share based on 3,204,793,003 Shares in issue as at the Latest Practicable Date) as a result of the Listing Proposal is beneficial to the Company and the Shareholders as a whole.

(iii) Effect on working capital and gearing of the Group

On the basis of the assumed terms and structure of the Placement described above, fresh capital in the amount of approximately US$209.1 million will be raised from the Placement for the EOF Group. Approximately US$3.1 million will be incurred by the Group in subscribing for 6,525,000 Placement Shares to facilitate the

Distribution in Specie or for payment of the cash alternative to the Qualifying Shareholders. Accordingly, we are of the view that the working capital position and gearing of the Group as a whole would be improved as a result of the Listing Proposal, which is in the interests of the Company and the Shareholders.

It should be noted that the above analysis has not taken into consideration any new opportunities and benefits which the Injection and the Placement may possibly bring to the Group and the EOF Group, in particular those that are consequential to the availability of the proceeds from the Placement and the separate listing status of the EOF Business through CityAxis. Taking into account the improvement in the net assets, working capital and gearing position of the Group after the Injection and the Placement as discussed in (ii) above and this paragraph, on balance, we consider the decrease in the profit of the EOF Business attributable to the Shareholders as illustrated in *(i)* above to be acceptable.

(iv) Business of the Group

After the Listing Proposal, in addition to its approximately 31.1% attributable interest in the EOF Group, the Non EOF Group will continue its businesses in telecommunications and online game businesses carried out by its associated companies, manufacturing and distributing consumer food products (other than the EOF Business) carried out by Indofood, and developing real estate and engaging in infrastructure sector carried out by MPIC. For the year ended 31st December 2005, the Group recorded audited turnover of approximately US$2.0 billion. Had the turnover from the EOF Business been excluded, the Non EOF Group would have recorded turnover of approximately US$1.6 billion. As at 31st December 2005, the Group had audited total assets of approximately US$2.3 billion. Had the total assets of the EOF Business been excluded, the Non EOF Group would have recorded total assets of approximately US$1.9 billion. In view of the level of turnover as well as assets attributable to the Non EOF Group, we consider that the Group will continue to have a substantial and viable business after implementation of the Listing Proposal.

In connection with the Injection, Indofood has undertaken not to carry on any business activities that directly compete with those of the EOF Group for so long as Indofood directly or indirectly holds not less than a 15% shareholding interest in CityAxis. Taking into account the fact that CityAxis will be an indirect subsidiary of the Group and its results and future growth will continue to be shared by the Group after the Listing Proposal, we are of the view that the non-competition undertaking given by Indofood would not adversely affect the business of the Non EOF Group and the Non EOF Group will have sufficient operations and assets as a separate listed entity.

As stated in the letter from the Board, no material back office functions or other administrative support functions are, as at the Latest Practicable Date, or are anticipated to be shared between the Company and the EOF Group upon completion of the Listing Proposal. It is currently anticipated that the chief executive officer and the two independent directors of CityAxis will resign and eight new directors will

be appointed to the board of CityAxis. Except for one who is currently a Non-executive Director of the Company, the remaining seven new directors to be appointed to CityAxis are either existing directors and/or executives of Indofood or independent professionals who do not have management role in the Company. Given that CityAxis will remain a subsidiary of the Company following completion of the Listing Proposal, we consider the board composition of CityAxis reflects the interests of the Company in CityAxis and yet enables CityAxis to maintain a management team sufficiently independent of the Company.

6. Effect of the Listing Proposal on the Shareholders

The table below sets out the dilutive effect of the Listing Proposal to the Shareholders' effective interest in SIMP based on the assumed terms and structure of the Placement and the Distribution in Specie described above and assuming that all Shareholders are Qualifying Shareholders.

	Approximate effective interest of the Shareholders in SIMP *(%)*
Before the Listing Proposal	43.2
Immediately after the Listing Proposal but before the Distribution in Specie	31.1
After the Distribution in Specie	
– assume the Qualifying Shareholders elects to receive the Distribution Shares	31.6
– assume the Qualifying Shareholders elect to receive cash payment in lieu of the Distribution Shares	31.1

On the above basis, the effective interest of the Shareholders in SIMP would be diluted to approximately 31.6% if the Qualifying Shareholders elect for the Distribution Shares; or approximately 31.1% if the Qualifying Shareholders elect for cash alternative. In our opinion, such dilution, albeit not immaterial, is acceptable to the Shareholders taking into consideration the benefits to be derived from the Listing Proposal as discussed in the paragraphs headed "Benefits of the Listing Proposal" and "Effects of the Injection and the Placement on the Group" above.

The cash payment in lieu of the Distribution Shares provides Shareholders an alternative to share the benefits of the Placement without incurring administrative costs of holding and dealing in the Distribution Shares which may represent odd lots and are listed on an overseas exchange. We consider such cash alternative arrangement to be beneficial to Shareholders.

7. Conditions of the Injection

The Injection is conditional on the fulfilment or waiver of a number of conditions on or before 31st March 2007 (or such later date as Indofood and/or SingCo 1 and CityAxis may agree in writing) which include, among other things, (i) the approval by the Shareholders of the Injection and the Placement; (ii) the respective shareholders' approval of CityAxis and Indofood; (iii) the approval of the SGX-ST for the Injection; (iv) the approval in-principle of the SGX-ST for the transfer of CityAxis' listing from SGX-SESDAQ to the SGX-ST Mainboard on completion of the Injection and the Placement, and for the listing and quotation of the Injection Consideration Shares, the Placement Shares and the CityAxis Consolidated Shares on the SGX-ST Mainboard; and (v) completion of the disposal of all of the existing business of CityAxis and a cash distribution by CityAxis to its shareholders by way of a dividend and/or capital reduction such that CityAxis shall have net tangible assets comprising cash of not less than S$5 million and net tangible asset value per CityAxis Share of not less than S$0.037 prior to completion of the Injection. Details of the conditions are set out in the paragraph headed "Conditions precedent of the Injection" under the section headed "Proposed Injection and Placement" in the letter from the Board contained in the Circular.

RECOMMENDATION

Having taken into consideration the principal factors and reasons as set out above, we are of the view that the Listing Proposal (including the Injection, the Placement and the Distribution in Specie) is fair and reasonable so far as the Shareholders are concerned and that the Listing Proposal is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Listing Proposal.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M. N. Sabine
Chairman

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange were as follows:

(a) *Long positions in shares in the Company*

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963[(c)(i)]	44.26	–
Manuel V. Pangilinan	6,026,759[(p)]	0.19	31,800,000
Edward A. Tortorici	27,252,131[(p)]	0.85	17,680,000
Robert C. Nicholson	–	–	24,500,000
Ambassador Albert F. del Rosario	–	–	2,840,000
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	–	–	1,000,000
Edward K. Y. Chen, *GBS, CBE, JP*	–	–	2,840,000

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 ordinary shares in the Company. Of this 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited.

The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 188,101 common shares[p] and 564,303 warrants[p] in MPIC, 201,933 common shares[p] in PLDT and 360 preferred shares[p] in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares[p] in Pilipino Telephone Corporation.

- Edward A Tortorici owned 767,469 common shares[p] in MPC, 17,399 common shares[c] and 52,197 warrants[c] in MPIC and 104,874 common shares[p] in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares[c] in Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares[c] in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares[c] in Indofood.

- Anthoni Salim owned 632,370 ordinary shares[c] in Indofood.

- Albert F. del Rosario owned 100,025 common shares[p] in PLDT, 1,560 preferred shares[p] in PLDT, 32,231,970 preferred shares[p] in Prime Media Holdings, Inc. (PMH) as nominee for another person, 4 common shares[p] in PMH as beneficial owner, 100 common shares[p] in Negros Navigation Co., Inc., 4,922 common shares[p] in Costa de Madera Corporation, 19,999 common shares[p] in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share[p] in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares[p] in Metro Pacific Land Holdings Inc. and 80,000 common shares[p] in Metro Strategic Infrastructure Holdings, Inc.

[p] = Personal interest, [c] = Corporate interest

As at the Latest Practicable Date, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and Stock Exchange.

(ii) Interests of Substantial Shareholders

As at the Latest Practicable Date, so far as is known to the Directors or the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, have an interest or short position in the shares of the Company and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, is interested in 1,418,525,963 ordinary shares of the Company (long position) at the Latest Practicable Date, representing approximately 44.26 per cent of the Company's issued share capital, by way of its 46.8 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at the Latest Practicable Date, representing approximately 24.66 per cent of the Company's issued share capital. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in footnote (i) of the table on page 56. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at the Latest Practicable Date, representing approximately 19.60 per cent of the Company's issued share capital. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 348,724,702 ordinary shares of the Company in December 2006, representing approximately 10.88 per cent of the Company's current issued share capital. At the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 204,709,173 ordinary shares of the Company in November 2005, representing approximately 6.39 per cent of the Company's current issued share capital. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

3. SERVICE CONTRACT

Mr. Tortorici has a service contract with the Company expiring on 31st December 2007.

Other than as described above, no Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes or may compete either directly or indirectly with the businesses of the Group or have or may have any other conflicts of interests with the Group pursuant to the Listing Rules.

6. QUALIFICATION AND CONSENT OF EXPERT

(a) The following are the qualifications of the expert who has given its report, opinion or advice which are contained in this Circular:

Name	Qualifications
Somerley Limited	A corporation licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

(b) As at the Latest Practicable Date, the Independent Financial Adviser has no shareholding interest in any member of the Group or the right to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

(c) The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its statement, letter and/or report and references to its name included herein in the form and context in which it appears.

7. MISCELLANEOUS

(i) The company secretary of the Company is Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS, FCIS.

(ii) The qualified accountant of the Company is Richard L. Beacher, BA(Hon) in Economics and Accounting, FCCA, CPA.

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The head office and principal place of business of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(iv) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The Hong Kong branch share registrar and transfer office is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(vi) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

8. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Bye-law 79 of the bye-laws of the Company provides that at any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal office of the Company at 24th Floor, Two Exchange Square, 8 Connaught Place Central, Hong Kong during normal business hours on any weekday, except Saturday, Sunday and public holidays, from the date hereof up to and including 8th January 2007:

(i) the memorandum of association and bye-laws of the Company;

(ii) the service contracts referred to in the section named "Service Contract" in this Appendix;

(iii) the annual reports of the Company for the three financial years ended 31st December 2005;

(iv) the written consent referred to under the section headed "Qualification and Consent of Expert" in this Appendix;

(v) the letter from the Independent Board Committee; and

(vi) the letter from the Independent Financial Adviser.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

NOTICE IS HEREBY GIVEN (the "Notice") that a special general meeting (the "Meeting") of First Pacific Company Limited (the "Company") will be held on Monday, 8th January 2007 at 10:30 a.m. at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong for the purpose of considering and, if thought fit, passing (with or without amendments) the following as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(a) the Injection and the Placement be and is hereby approved; and

(b) the board of directors of the Company be and is hereby authorised on behalf of the Company to approve and implement the Injection and the Placement and all incidental matters and to take all actions in connection therewith or arising therefrom relating to the Injection and the Placement as they shall think fit.

For this purpose:

(i) "Injection" means the separate listing of the shares in CityAxis Holdings Limited (formerly known as ISG Asia Limited) ("CityAxis"), on the Mainboard of the Singapore Exchange Securities Trading Limited by means of a reverse takeover of CityAxis through the transfer to CityAxis or its subsidiaries of a 90% indirect shareholding interest in PT Salim Ivomas Pratama held by PT Indofood Sukses Makmur Tbk and its subsidiaries in consideration of the issue of new shares by CityAxis; and

(ii) "Placement" means the proposed issue of new shares in CityAxis upon completion of the Injection for the purposes of meeting the shareholding spread and distribution requirements of the Singapore Exchange Securities Trading Limited and to raise funds for the enlarged CityAxis group;

in each case, as more particularly described in the Company's shareholders' circular dated 22nd December 2006, subject to any variations or changes which are considered by the Company's directors to be necessary or desirable and in the best interests of the Company and its shareholders as a whole."

By order of the Board of
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 22nd December 2006

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place, Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the Meeting may appoint one or more than one proxies to attend and to vote in his stead. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share of the Company as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

4. Whether or not you propose to attend the Meeting in person, you are strongly urged to complete and return the form of proxy in accordance with the instructions printed thereon. Completion and return of the form of proxy will not preclude you from attending the Meeting and voting in person if you so wish. In the event that you attend the Meeting after having lodged the form of proxy, it will be deemed to have been revoked.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

Form of Proxy for use at the SPECIAL GENERAL MEETING ("SGM") of First Pacific Company Limited (the "Company") to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR at 10:30 a.m. on Monday, 8th January 2007 and at any adjournment thereof.

I/We, [1] ______________________________ (and) ______________________________ of

____

being the registered holder(s) of [2] ______________________________ ordinary shares of US$0.01 each in the capital of the Company, HEREBY APPOINT the Chairman of the SGM or [3] ______________________________ of

____

as my/our proxy to attend and vote for me/us at the SGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolution set out in the Notice convening the SGM[4].

Please indicate with an "x" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

ORDINARY RESOLUTION	For	Against
To approve the Injection and the Placement and to authorise the board of directors of the Company to approve and implement the Injection and the Placement and all incidental matters and to take all actions in connection therewith or arising therefrom relating to the Injection and the Placement as they shall think fit.		

For this purpose:

(i) "Injection" means the separate listing of the shares in CityAxis Holdings Limited (formerly known as ISG Asia Limited) ("CityAxis"), on the Mainboard of the Singapore Exchange Securities Trading Limited by means of a reverse takeover of CityAxis through the transfer to CityAxis or its subsidiaries of a 90% indirect shareholding interest in PT Salim Ivomas Pratama held by PT Indofood Sukses Makmur Tbk and its subsidiaries in consideration of the issue of new shares by CityAxis; and

(ii) "Placement" means the proposed issue of new shares in CityAxis upon completion of the Injection for the purposes of meeting the shareholding spread and distribution requirements of the Singapore Exchange Securities Trading Limited and to raise funds for the enlarged CityAxis group;

in each case, as more particularly described in the Company's shareholders' circular dated 22nd December 2006, subject to any variations or changes which are considered by the Company's directors to be necessary or desirable and in the best interests of the Company and its shareholders as a whole.

Signature: ______________________________ Date: ______________________________

Notes:

1. Please insert your full name(s) and address(es) in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the SGM is preferred, strike out "the Chairman of the SGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. Any member of the Company entitled to attend and vote at the SGM may appoint one or more proxies to attend and to vote in his stead. A proxy need not be a member of the Company.
5. Where there are joint registered holders of any share in the Company, any one of such persons may vote at the SGM, either personally or by proxy, in respect of such share as if he were entitled solely thereto, but if more than one of such joint holders are present at the SGM personally or by proxy, the relevant joint holder whose name stands first on the register in respect of the relevant shares shall be entitled alone to vote in respect thereof.
6. This Form of Proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of authority, must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR not less than 48 hours before the time of the SGM or at any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialled.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the SGM if you so wish.
10. The Chairman will demand a poll on the resolution submitted for determination at the SGM. On a poll, every member present in person or by a duly authorised corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published in the local newspapers and on the website of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the SGM.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

適用於第一太平有限公司(「本公司」)於二零零七年一月八日(星期一)上午十時三十分假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓舉行的股東特別大會(「股東特別大會」)及其任何續會之代表委任表格。

本人／吾等[1]________________(及)________________地址為________________________________

乃持有[2]________________股本公司股本中每股面值0.01美元之普通股登記持有人，**茲委任**股東特別大會主席或[3]________________________地址為________________________________

為本人／吾等之代表，代表本人／吾等出席就考慮及酌情通過召開股東特別大會之通告所載普通決議案之股東特別大會(及其任何續會)[4]。

請在適當空格內填上「X」號，以指示受委代表於按股數投票表決時應如何投票。如股東交回經正式簽署之代表委任表格，而未有填上明確指示，則受委代表有權自行酌情投票或放棄投票。

普通決議案	贊成	反對
動議批准注資及配售事項，並授權本公司董事會批准及實施注資及配售事項及所有附帶事宜，並在彼等認為適當之情況下採取與注資及配售事項有關或由此產生之一切行動。		

就此而言：

(i) 『注資』指透過以下方式將CityAxis Holdings Limited(前稱ISG Asia Limited)(「CityAxis」)之股份於新加坡證券交易所有限公司主板獨立上市：透過將PT Indofood Sukses Makmur Tbk及其附屬公司於PT Salim Ivomas Pratama持有之90%間接股份權益轉讓至CityAxis或其附屬公司而反向收購CityAxis，代價為由CityAxis發行新股份；及

(ii) 『配售事項』指於注資完成時就合乎新加坡證券交易所有限公司之持有股份分布及分配規定及為擴大CityAxis集團籌集資金而進行之建議發行新CityAxis股份；

各情況之詳情載於本公司日期為二零零六年十二月二十二日寄發予股東之通函，惟可在本公司董事認為有需要或權宜並合乎本公司及其股東整體最佳利益之情況下作出任何變更或變動。

簽署：________________________ 日期：________________________

附註：

1. 請以正楷填上 閣下之姓名及地址。如屬聯名股東，請填上所有股東之姓名。
2. 請填上 閣下名下登記之普通股數目。如未有填上股份數目，則本代表委任表格將被視作適用於 閣下名下登記本公司股本中之所有普通股。
3. 如擬委派股東特別大會主席以外其他人士作代表，請刪去「股東特別大會主席或」之字句，並在適當空格內填上所擬委派代表人之姓名及地址，並由股東簡簽作實。
4. 本公司任何有權出席股東特別大會並於會上投票之股東可委任一名或以上之受委代表代其出席及投票。受委代表毋須為本公司股東。
5. 倘為本公司任何股份之聯名登記股東，則任何一位有關之聯名登記股東可於股東特別大會上(親自或以受委代表)就該等股份投票，猶如其為唯一有權投票之人士，惟倘超過一名該等聯名股東親自或透過受委代表出席股東特別大會，則就有關股份在股東名冊上名列首位之有關聯名持有人有權單獨就有關股份投票。
6. 本代表委任表格必須由 閣下或 閣下書面正式授權之代表簽署。若股東為公司，則本代表委任表格必須加蓋公司印鑑，或由該公司負責人或獲正式授權人士簽署。
7. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處(致：公司秘書處)，地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，方為有效。
8. 本代表委任表格上所有更改必須由股東簡簽作實。
9. 填妥及交回代表委任表格後， 閣下仍可依願親身出席股東特別大會，並於會上投票。
10. 主席將就各項提呈股東特別大會之決議案要求以按股數投票表決。於進行按股數投票表決時，每名親身或由正式授權公司代表或受委代表出席之股東，可就彼所持每一股股份投一票。按股數投票表決之結果將於股東特別大會舉行後下一個營業日在本地報章及本公司與香港聯合交易所有限公司之網站刊載。

各情況之詳情載於本公司日期為二零零六年十二月二十二日寄發予股東之通函，惟可在本公司董事認為有需要或權宜並合乎本公司及其股東整體最佳利益之情況下作出任何變更或變動。」

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港，二零零六年十二月二十二日

總辦事處：
香港
中環康樂廣場八號
交易廣場第二座
二十四樓

附註：

1. 凡有權出席大會及於會上投票之股東，均可委任一名或以上受委代表出席大會及代其投票。受委代表毋須為本公司股東。

2. 如屬任何股份之聯名登記持有人，則任何一位聯名持有人均可親身或委派代表就有關本公司股份於會上投票，猶如彼為唯一有權就該等股份投票之人士，惟倘有一位以上之有關聯名持有人親身或委派代表出席大會，則僅於本公司股東名冊內排名首位者方有權就該等股份投票。

3. 根據其上印列之指示填妥及簽署之代表委任表格連同經簽署之授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或其他授權文件副本，須於大會或其任何續會指定舉行時間四十八小時前交回本公司總辦事處（致：公司秘書處），地址為香港中環康樂廣場八號交易廣場第二座二十四樓。

4. 不論 閣下擬否親身出席大會，務請 閣下按代表委任表格上印備之指示填妥及交回代表委任表格。填妥及交回代表委任表格後， 閣下仍可依願親身出席大會並於會上投票。倘 閣下於交回代表委任表格後出席大會，代表委任表格將被視作撤回。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

網址:http://www.firstpacco.com

(股份代號:00142)

茲通告(「通告」)第一太平有限公司(「本公司」)謹訂於二零零七年一月八日(星期一)上午十時三十分假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會(「大會」),藉以考慮並酌情通過(無論有否加以修改)下列決議案為本公司普通決議案:

普通決議案

「動議:

(a) 批准注資及配售事項;及

(b) 授權本公司董事會代表本公司批准及實施注資及配售事項及所有附帶事宜,並在彼等認為適當之情況下採取與注資及配售事宜有關或由此產生之一切行動。

就此而言:

(i) 『注資』指透過以下方式將CityAxis Holdings Limited(前稱ISG Asia Limited)(「CityAxis」)之股份於新加坡證券交易所有限公司主板獨立上市:透過將PT Indofood Sukses Makmur Tbk及其附屬公司於PT Salim Ivomas Pratama持有之90%間接股份權益轉讓至CityAxis或其附屬公司而反向收購CityAxis,代價為由CityAxis發行新股份;及

(ii) 『配售事項』指於注資完成時就合乎新加坡證券交易所有限公司之持有股份分布及分配規定及為經擴大CityAxis集團籌集資金而進行之建議發行新CityAxis股份;

8. 股東要求按股數投票表決之程序

根據本公司之公司細則第79條，於股東特別大會上提呈表決之每項決議案均須以舉手方式表決，除非於宣布以舉手方式表決所得結果之時或之前，或撤銷按股數投票表決之任何其他要求之時，獲以下人士要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票之最少三名親身出席之股東或受委代表；或

(iii) 持有不少於佔有權在大會投票股東總投票權十分一的一名或以上親身出席之股東或受委代表；或

(iv) 持有賦予權利在大會投票之股份之一名或以上親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一。

除非以上述方式要求按股數投票表決且要求並無撤回，否則倘主席宣布以舉手方式表決之決議案已通過、一致通過，或以特定大多數通過，或不獲通過，而有關結果已記錄於本公司會議程序冊，則有關結果將為最終事實證明，無須記錄贊成或反對該決議案之票數或比例。

9. 備查文件

下列文件之副本由即日起至二零零七年一月八日（包括該日在內）之任何平日（星期六、日及公眾假期除外）正常辦公時間內在本公司之總辦事處可供查閱（地址為香港中環康樂廣場八號交易廣場第二座二十四樓）：

(i) 本公司組織章程大綱及公司細則；

(ii) 本附錄「服務合約」一節所述之服務合約；

(iii) 本公司截至二零零五年十二月三十一日止三個財政年度之年報；

(iv) 本附錄「專家資格及同意」一節所述之書面同意書；

(v) 獨立董事委員會函件；及

(vi) 獨立財務顧問函件。

6. 專家資格及同意

(a) 以下為於本通函提供報告、意見或建議之專家之資格：

名稱	資格
新百利有限公司	可從事證券及期貨條例項下第1類(買賣證券)、第4類(就證券提供意見)、第6類(就企業融資提供意見)及第9類(資產管理)受規管活動之持牌法團

(b) 於最後實際可行日期，獨立財務顧問概無本集團任何成員公司之股權或可認購或提名他人認購本集團任何成員公司之證券的權利。

(c) 獨立財務顧問已就本通函之刊發發出同意書，同意於本通函按其現有格式及內容載入其聲明、函件及／或報告及引述其名稱，且迄今並無撤回同意書。

7. 其他資料

(i) 本公司之公司秘書為李麗雯女士(理學碩士(公司管治及董事學)、文學學士、FCS、FCIS)。

(ii) 本公司之合資格會計師為利翊緯(經濟及會計文學(榮譽)學士、FCCA、執業會計師)。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處兼主要營業地點則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(iv) 主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda。

(v) 股份登記及過戶處(香港分署)為香港中央證券登記有限公司，位於香港灣仔皇后大道東一八三號合和中心四十六樓。

(vi) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

(d) Brandes Investment Partners, LP (Brandes)，一間美國公司，於二零零六年十二月，Brandes 通知本公司其持有本公司348,724,702股普通股，約佔本公司目前已發行股本之10.88%。於最後實際可行日期，本公司並無接獲有關Brandes於本公司股權變動之其他通知。

(e) Marathon Asset Management Limited (Marathon)，該公司於英國註冊成立。於二零零五年十一月，Marathon通知本公司其持有本公司204,709,173股普通股，約佔本公司目前已發行股本之6.39%。於最後實際可行日期，本公司並無接獲有關Marathon於本公司股權變動之其他通知。

3. 服務合約

唐勵治先生與本公司訂立之服務合約將於二零零七年十二月三十一日屆滿。

除以上所述者外，概無其他董事與本公司訂立本公司若不作賠償(法定補償除外)則不可於一年內終止之未屆滿服務合約。

4. 訴訟

於最後實際可行日期，本公司及其任何附屬公司概無牽涉任何重大之訴訟或仲裁，以及就董事所知，本集團之成員公司亦沒有面對任何尚未了結或對其構成威脅的重大候審訴訟或索償要求。

5. 競爭權益

於最後實際可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本集團業務直接或間接構成競爭或可能構成競爭之業務中擁有控股權益，或根據上市規則與本集團有或可能有任何其他利益衝突。

除上文披露者外，於最後實際可行日期，概無本公司董事及行政總監於本公司或任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中，擁有或被視作擁有：(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 主要股東權益

就本公司董事或行政總監所知，於最後實際可行日期，下列人士（本公司董事或行政總監除外）為須根據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司股份或本公司相關股份的權益或淡倉，或直接或間接擁有於任何情況下在本集團任何其他成員公司股東特別大會投票之任何類別股本面值10%或以上權益：

(a) Salerni International Limited (Salerni)，該公司在英屬處女群島註冊成立。於最後實際可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.8%權益及於First Pacific Investments (BVI) Limited (FPIL-BVI)之66.666%權益，擁有本公司1,418,525,963股普通股（好倉），約佔本公司已發行股本44.26%。

(b) FPIL-Liberia，該公司在利比里亞共和國註冊成立。於最後實際可行日期，FPIL-Liberia 實益擁有本公司790,229,364 股普通股，約佔本公司已發行股本24.66%。FPIL-Liberia 由本公司主席（林逢生）以及三位非執行董事（林文鏡、林宏修及Ibrahim Risjad）擁有，各人所佔之權益已列示於第56頁列表註腳(i)。林逢生先生被視為擁有FPIL-Liberia 所持股份之權益。

(c) FPIL-BVI，該公司在英屬處女群島註冊成立。於最後實際可行日期，FPIL-BVI 實益擁有628,296,599股普通股，約佔本公司已發行股本19.60%。本公司的主席林逢生擁有FPIL-BVI全部已發行股本之實益權益。因此，彼被視為擁有FPIL-BVI 所持股份的權益。

(i) 林逢生擁有First Pacific Investments (BVI) Limited 100%權益，而該公司則擁有本公司628,296,599股普通股之權益。於該等公司股份中，33.334%由林逢生直接持有，而66.666%則由Salerni International Limited持有（林逢生直接持有其全部已發行股本之公司）。林逢生亦擁有First Pacific Investments Limited 56.8%權益，而該公司則持有本公司790,229,364股普通股之權益。於該等公司股份中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。

First Pacific Investments Limited餘下之43.2%權益分別由本公司非執行董事林文鏡、林宏修及Ibrahim Risjad分別持有30%、10%及3.2%。

(b) 於相聯法團股份之好倉

- 彭澤仁擁有188,101股MPIC之普通股(p)及564,303份MPIC之認股權證(p)、以實益擁有人身份擁有201,933股PLDT之普通股(p)及360股PLDT優先股(p)，並以代理人身份代表另一位人士持有15,417股PLDT普通股，以及3,500,000股Pilipino Telephone Corporation之普通股(p)。

- 唐勵治擁有767,469股MPC之普通股(p)、17,399股MPIC之普通股(c)及52,197份MPIC之認股權證(c)及104,874股PLDT之普通股(p)。

- 林文鏡擁有15,520,335股Indofood之普通股(c)。

- 林宏修擁有15,520,335股Indofood之普通股(c)。

- Ibrahim Risjad擁有6,406,180股Indofood之普通股(c)。

- 林逢生擁有632,370股Indofood之普通股(c)。

- Albert F. del Rosario擁有100,025股PLDT 之普通股(p)、1,560股PLDT 之優先股(p)、以代理人身份代表另一位人士持有32,231,970股Prime Media Holdings, Inc. (PMH) 之優先股(p)、以實益擁有人身份擁有4股PMH之普通股(p)、100股Negros Navigation Co., Inc.之普通股(p)、4,922股Costa de Madera Corporation 之普通股(p)、以實益擁有人身份擁有19,999股FPD Savills Consultancy Philippines, Inc.之普通股(p)、以若干信託受益人身份擁有1股FPD Savills Consultancy Philippines, Inc.之普通股(p)、15,000股Metro Pacific Land Holdings Inc. 之普通股(p)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(p)。

(p)=個人權益，(c)=法團權益

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

2. 披露權益

(i) 董事擁有本公司及其相聯法團之權益

於最後實際可行日期，本公司董事及行政總監於本公司之股份及於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據標準守則知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司股份好倉

姓名	普通股	約佔已發行股本之百分比(%)	普通股購股權
林逢生	1,418,525,963(c)(i)	44.26	–
彭澤仁	6,026,759(p)	0.19	31,800,000
唐勵治	27,252,131(p)	0.85	17,680,000
黎高臣	–	–	24,500,000
Albert F. del Rosario 大使	–	–	2,840,000
謝宗宣	–	–	2,840,000
Graham L. Pickles	–	–	1,000,000
陳坤耀 *(金紫荊星章、CBE、太平紳士)*	–	–	2,840,000

7. 注資之條件

注資須待於二零零七年三月三十一日（或Indofood及／或第一間新加坡公司及CityAxis可能書面同意之較後日期）或之前達成或獲豁免若干條件後，方可作實。有關條件其中包括(i)股東批准注資及配售事項；(ii)CityAxis及Indofood各自之股東批准；(iii)新交所批准注資；(iv)新交所原則上批准於注資及配售事項完成後將CityAxis由SGX-SESDAQ轉至新交所主板上市，以及批准注資代價股份、配售股份及CityAxis合併股份於新交所主板上市及報價；及(v)完成出售CityAxis所有現有業務，以及CityAxis以股息及／或削減資本之方式向其股東作出現金分派，致使CityAxis有形資產淨值於注資完成前包括不少於5,000,000坡元現金，以及每股CityAxis股份之有形資產淨值不少於0.037坡元。條件詳情載於通函董事會函件「建議注資及配售事項」一節「注資之先決條件」一段。

推薦意見

經考慮上述主要因素及理由後，吾等認為上市建議（包括注資、配售事項及實物分派）對股東而言屬公平合理，而上市建議符合 貴公司及股東整體利益。因此，吾等建議獨立董事委員會向股東推薦投票贊成將於股東特別大會提呈以批准上市建議之決議案。

此致

獨立董事委員會及
列位股東 台照

代表
新百利有限公司
主席
邵斌
謹啟

二零零六年十二月二十二日

董事會。除其中一名為 貴公司之現任非執行董事，其餘七名獲委任加盟CityAxis之新董事均為Indofood之現任董事及／或行政人員或獨立專業人士（彼等均於 貴公司並無擔任任何管理職務）。鑑於CityAxis於上市建議完成後仍為 貴公司之附屬公司，故吾等認為CityAxis董事會之成員架構可反映 貴公司於CityAxis之權益，亦同時讓CityAxis維持一支充分獨立於 貴公司之管理團隊。

6. 上市建議對股東之影響

根據上述配售事項及實物分派之假設條款及架構，並假設所有股東均為合資格股東，上市建議對股東於SIMP實際權益之攤薄影響現載列如下。

	股東於SIMP之概約實際權益 (%)
上市建議前	43.2
緊隨上市建議後但於實物分派前	31.1
實物分派後	
— 假設合資格股東選擇收取分派股份	31.6
— 假設合資格股東選擇收取現金以代替分派股份	31.1

按上文基準，倘若合資格股東選擇收取分派股份，股東於SIMP之實際權益將攤薄至約31.6%；或倘合資格股東選擇收取現金，則攤薄至約31.1%。吾等認為，儘管有關攤薄屬重大，經考慮上市建議將產生之好處（見上文「進行上市建議之裨益」及「注資及配售事項對 貴集團之影響」兩段）後，有關攤薄對股東而言屬可接受。

以現金代替分派股份為股東提供毋須就持有及買賣於海外證券交易所上市及零碎分派股份所產生之行政成本，仍可分享配售事項利益之選擇。因此，吾等認為有關現金安排對股東有利。

股東支付現金時將產生約3,100,000美元之開支。因此，吾等認為上市建議將有助改善　貴集團之營運資金狀況及資本負債比率，符合　貴公司及股東之利益。

務請注意上述分析並無考慮注資及配售事項可能為　貴集團及EOF集團帶來之新機遇及利益，尤其是涉及配售事項可動用所得款項，以及EOF業務透過CityAxis獨立上市地位之機遇及利益。鑑於如上文(ii)及本段所述　貴集團之資產淨值、營運資金及資本負債比率於注資及配售事項得以改善，經衡量各項後，吾等認為上文*(i)*所述股東應佔EOF業務之溢利減少之情況尚可接受。

(iv)　貴集團之業務

上市建議完成後，除於EOF集團應佔約31.1%權益外，非EOF集團將持續透過其聯營公司進行其電訊及網上遊戲業務、Indofood經營之消費食品製造及分銷業務（EOF業務除外），以及MPIC經營之房地產發展及基建業務。截至二零零五年十二月三十一日止年度，　貴集團錄得經審核營業額約20億美元。倘若不計算來自EOF業務之營業額，非EOF集團將錄得營業額約16億美元。於二零零五年十二月三十一日，　貴集團之經審核資產總值約23億美元。倘若不計算EOF業務資產總值，非EOF集團將錄得資產總值約19億美元。經考慮非EOF集團應佔營業額及資產水平，吾等認為　貴集團於進行上市建議後將繼續進行基本可行業務。

至於注資方面，Indofood已承諾於Indofood直接或間接持有CityAxis股份權益不少於15%期間，不會進行任何直接與EOF集團業務競爭之業務。經考慮CityAxis將成為　貴集團之間接附屬公司，以及　貴集團將於上市建議完成後持續攤分其業績及未來增長，故吾等認為Indofood提供之不競爭承諾將不會對非EOF集團之業務構成不利影響，而非EOF集團將具有足以作為一間獨立上市實體之業務及資產。

誠如董事會函件所述，　貴公司與EOF集團於最後實際可行日期並無或預期於上市建議完成後不會分攤重大之後勤辦公室或其他行政支援功能。目前預期CityAxis之行政總監及兩名獨立董事將會辭任，並將委任八名新董事加入CityAxis

另一方面，基於SIMP於二零零六年六月三十日之財務狀況、根據上述其假設條款之配售事項所得款項總額約209,100,000美元及緊接注資協議完成前CityAxis之資產淨值5,000,000坡元，預期 貴集團將就注資及配售事項完成時視作出售於SIMP之約12.1%權益而確認約25,700,000美元之收益（已扣除上市建議之估計開支）（根據最後實際可行日期之3,204,793,003股已發行股份，相等於約每股股份0.008美元），該等收益屬非經常性質，假設注資及配售事項於截至二零零七年十二月三十一日止年度完成，則該等收益將於 貴集團該年度之損益賬內反映。 貴集團確認之視作出售實際收益將參考SIMP及CityAxis於注資及配售事項完成時之財務狀況計算，而配售事項之實際價格及結構可能與上述數字不同，惟預期差異並不重大。

(ii) 對 貴集團資產淨值之影響

EOF集團將於緊隨注資及配售事項完成後繼續為 貴集團之附屬公司，因此，其資產與負債將仍然計入 貴集團之賬目內。

基於SIMP於二零零六年六月三十日之財務狀況、根據上述配售事項之假設條款之配售事項所得款項總額約209,100,000美元及緊接注資協議完成前CityAxis之資產淨值5,000,000坡元，預期股東應佔之 貴集團綜合資產淨值將於實物分派前增加約25,700,000美元，即由於根據配售事項按高於其相關資產淨值之預期價格發行新CityAxis合併股份而被視作出售SIMP權益之收益（已扣除上市建議之估計開支）。假設 貴公司按配售價每股0.75坡元認購6,525,000股配售股份以進行實物分派，則該等資產淨值之升幅將減少約4,900,000坡元（相等於3,100,000美元）。吾等認為由於上市建議而導致 貴集團之資產淨值淨增加約22,600,000坡元（根據最後實際可行日期之3,204,793,003股已發行股份，相等於約每股股份0.0071美元）對 貴公司及整體股東有利。

(iii) 對 貴集團營運資金及資本負債比率之影響

根據上述配售事項之假設條款及架構，配售事項將為EOF集團籌集資金約209,100,000美元。 貴集團於認購6,525,000股配售股份以進行實物分派或向合資格

假設配售價代表之CityAxis應佔EOF業務之過往市盈率介乎於該範圍內，惟低於該等可資比較公司之平均數及中位數。吾等認為，鑑於假設配售價為配售股份之最低價格，該等折讓對首次公開發售而言屬合理及合乎慣例，旨在提高發行對公眾投資者之吸引力。

於吾等識別可資比較公司期間，吾等注意到Wilmar International Limited（「Wilmar」）（前稱「Ezyhealth Asia Pacific Limited」）近期已收購主要從事棕櫚油之業務及相關業務，綜合營運範圍由種植及研磨棕櫚，以至多種棕櫚油及月桂及相關產品提煉、加工、品牌管理、出售及分銷。該等收購已於二零零六年七月十四日完成，由於所收購棕櫚油業務之業績並無計入Wilmar截至二零零五年十二月三十一日止年度之年報內，因此Wilmar並無計入作為可資比較公司之一。吾等亦從Wilmar截至二零零六年九月三十日止九個月之季度報告及於完成上述收購後Wilmar之相關公佈中注意到，Wilmar於二零零六年八月按發行價每股0.80坡元（相等於約0.51美元）進行配售股份。根據經收購擴大之每股Wilmar股份未經審核備考盈利0.0267美元（摘錄自Wilmar日期為二零零六年六月十日之通函所載之未經審核備考綜合損益表）及配售價約每股0.51美元，配售價代表之市盈率約19.1倍，較假設配售價代表之CityAxis應佔EOF業務過往市盈率約11.7倍為高。如上文解釋，吾等認為該折讓於EOF業務首次公開發售之情況下屬合理。

5. 注資及配售事項對 貴集團之影響

預期注資及配售事項對 貴集團之財務影響載於通函「董事會函件」內「注資及配售事項之財務影響」一節，概述如下。

(i) 對 貴集團盈利之影響

緊隨注資及配售事項完成後，EOF集團將繼續為 貴集團之附屬公司，因此，其業績將繼續計入 貴集團之賬目內。儘管如此， 貴集團於EOF業務之應佔權益將於注資及配售事項後由約43.2%削減至31.1%。基於截至二零零五年十二月三十一日止年度EOF業務除税及少數股東權益後純利約6,029億印尼盾（按二零零五年度平均匯率9,756印尼盾兑1美元，相等於約61,800,000美元）， 貴集團來自EOF業務之溢利份額將減少約7,500,000美元（根據最後實際可行日期之3,204,793,003股已發行股份，相等於約每股股份0.0023美元）。

油及相關產品(「可資比較公司」)。下表說明配售價所代表之過往市盈率與吾等根據上述標準識別之所有可資比較公司目前進行買賣所依據之市盈率之間之比較:

公司	上市國家	過往市盈率 *(附註1)* 倍
Chumporn Palm Oil Industry Public Company Limited	泰國	不適用 *(附註2)*
Golden Agri-Resources Limited	新加坡	23.1
Golden Hope Plantation Berhad	馬來西亞	31.9
IOI Corporation Berhad	馬來西亞	23.6
PPB Group Berhad	馬來西亞	15.5
Premium Nutrients Berhad	馬來西亞	10.4
PT Sinar Mas Agro Resources and Technology Tbk	印尼	27.0
Yee Lee Corporation Bhd	馬來西亞	14.1
平均數		*20.8*
中位數		*23.1*
CityAxis應佔之EOF業務 －按每股配售股份0.75坡元之配售價		11.7

附註:

(1) 可賺取盈利之可資比較公司之過往市盈率乃根據其最近年報所披露之每股基本盈利及其於最後實際可行日期摘錄自彭博之股份收市價計算。

(2) 該公司於上一財政年度錄得虧損。

可賺取盈利之可資比較公司目前按介乎約10.4倍至31.9倍之過往市盈率進行買賣,平均數及中位數分別約20.8倍及23.1倍。

EOF業務之相關實體於緊隨注資及配售事項完成後之簡化擁有權架構如下：


貴公司
51.5%
Indofood
83.8%
第一間新加坡公司
69.0%
CityAxis
8.4%
100%
第二間新加坡公司
90%
SIMP
EOF 業務

誠如上圖所示，緊隨配售事項完成後，Indofood於CityAxis之應佔權益將由約82.8%下跌至60.4%，而　貴公司於EOF業務之應佔權益將攤薄至約31.1%。基於上述435,000,000股新CityAxis合併股份（佔經配售事項擴大之已發行股本約30%）配售事項所籌集之所得款項總額，配售事項對於CityAxis之全部權益之估值約1,087,500,000坡元，根據截至二零零五年十二月三十一日止年度CityAxis應佔EOF業務之除稅及少數股東權益後溢利約5,426億印尼盾（按二零零五年度平均匯率5,862印尼盾兑1坡元，相等於約92,600,000坡元），此項估值代表之過往市盈率約11.7倍。

吾等為評估假設配售價0.75坡元，吾等已識別於亞洲證券市場上市之公司，該等公司主要從事與EOF業務相若之業務，其最近經審核賬目所示之收益逾50%均來自加工食

之好處。吾等並不認為該等攤薄就該等好處及集團重組而言屬重大，預期注資及配售事項將按下文「注資及配售事項對 貴集團之影響」一段所述增加 貴集團之資產淨值及改善 貴集團之營運資金及資產負債比率。就此而言，吾等認為392,691,880坡元之代價屬公平合理。

注資協議之完成須待（其中包括）出售CityAxis之所有現有業務，以及CityAxis以股息及／或削減資本之方式向其股東作出現金分派後，方可作實，致使CityAxis產生有形資產淨值，其中包括不少於5,000,000坡元之現金，以及每股CityAxis股份之有形資產淨值不少於0.037坡元。注資（包括EOF業務之注資及將予收購之小額CityAxis資產淨值（現金5,000,000坡元））構成「業務合併」，而此項業務合併將為 貴公司透過配售事項進行攤薄之對象。因此，如下文所述將注資之條款及影響與配售事項一併分析乃合適之舉。

4. 配售事項

緊隨注資協議完成後，第一間新加坡公司將擁有經注資擴大後之CityAxis當時已發行股本約98.7%之權益。為符合新交所上市手冊所載持有股份分布及分配規定，以及為經擴大EOF集團籌集資金，CityAxis將與一名或多名配售代理訂立配售協議，向投資者配售新City Axis合併股份，有關股數將（其中包括）符合新交所上市手冊所載之持有股股份分布及分配規定。

目前預期配售事項將涉及最多435,000,000股CityAxis合併股份。Indofood已承諾倘若配售價低於每股配售股份0.75坡元，待注資及配售事項完成後，其將安排第一間新加坡公司，按相等於0.75坡元與配售價之差額，就保證CityAxis股東於有關之記錄日期持有之每股CityAxis合併股份，以現金向保證CityAxis股東支付賠償，惟賠償上限為每持有一股CityAxis合併股份0.37坡元。

就吾等於本函件所載之意見而言，吾等已分析上市建議之影響，基準為假設配售事項包括按配售價不少於0.75坡元發行不超過435,000,000股新CityAxis合併股份（佔配售事項後CityAxis經擴大已發行股本約30%）。根據此等假設，第一間新加坡公司於CityAxis之持股量將變動為約69.0%，而配售事項籌集得之所得款項總額將約326,300,000坡元（相等於約209,100,000美元）。倘若Indofood（透過第一間新加坡）於CityAxis之間接權益下跌至低於69.0%，或配售價低於每股配售股份0.75坡元，或第一間新加坡公司配售注資代價股份或實物分派之條款作出重大修訂，則須另行尋求股東批准配售事項。

緊隨注資完成後但未完成配售事項:


貴公司
51.5%
Indofood
83.8%
第一間新加坡公司
98.7%
CityAxis
8.4%
100%
第二間新加坡公司
90%
SIMP
EOF業務

誠如上圖所示,於注資完成後但未完成配售事項時,Indofood(透過第一間新加坡公司)將控制CityAxis約98.7%權益,而Indofood EOF業務之應佔於權益將僅會減少1%(由約83.8%減少至82.8%),吾等認為,注資應被視為一項集團重組,使CityAxis實際上成為Indofood於EOF業務之中介控股公司。吾等獲董事告知,392,691,880坡元之代價乃由注資協議各訂約方按公平基準磋商,並參照(其中包括)EOF業務之資產淨值、盈利及業務後釐定。392,691,880坡元之代價代表第二間新加坡公司截至二零零五年十二月三十一日止年度根據除税及少數股東權益後溢利約5,426億印尼盾(按二零零五年度之平均匯率5,862印尼盾兑1坡元計算,相等於約92,600,000坡元)計算之約4.2倍應佔EOF業務過往市盈率,該過往市盈率遠較下文「配售事項」一段所載可資比較公司之過往市盈率為低。然而,吾等並不認為市盈率分析或任何其他估值方法於Indofood(透過第一間新加坡公司)於注資後將維持近乎CityAxis之所有控制權(約98.7%)之情況下屬非常重大。吾等認為,Indofood於EOF業務之權益攤薄約1%可被視為取得上市公司CityAxis控制權之成本。注資為整項上市建議之部份及其中項目,可帶來上文「進行上市建議之裨益」一段所述

供資金。董事亦相信，EOF業務透過進行上市建議而取得之獨立上市地位，亦為 貴公司及股東帶來若干好處，包括(a)發揮EOF業務之公平估值潛力；(b)使EOF業務之業務及財務狀況更加清晰；(c)容許EOF業務以比目前更有利之條款參與股本及債券資本市場及銀行信貸市場；及(d)多元開發資金來源，以為EOF業務之現有業務及日後拓展計劃提供資金，以及擴闊投資者基礎。就此，吾等同意董事之意見。

3. 注資

根據注資協議，CityAxis已有條件同意收購第二間新加坡公司全部已發行股本，作價392,691,880坡元，全數將透過按發行價每股0.03934坡元向第一間新加坡公司（或其或Indofood可能指示之其他人士）發行注資代價股份之方式償付。

EOF業務之相關實體於緊接注資完成前後但未完成配售事項之簡化擁有權架構如下：

注資及配售事項前：


貴公司
51.5%
Indofood
83.8%
第一間新加坡公司
100%
第二間新加坡公司
90%
SIMP
8.4%
EOF 業務

(iii) 房地產業務

MPIC（ 貴集團目前擁有約95.9%經濟利益之附屬公司）已成立進行Metro Pacific之重組及資本重整計劃。MPIC之股份於菲律賓證券交易所上市，MPIC根據重組及資本重整取代Metro Pacific（亦曾於菲律賓證券交易所上市），據此，Metro Pacific成為MPIC之非上市附屬公司，由MPIC擁有其約96%權益。MPIC初步集中其業務於其房地產附屬公司Landco Pacific Corporation，儘管如此，MPIC擬將其業務擴充至基建等菲律賓經濟之高增長界別。如 貴公司日期為二零零六年十二月五日之公告所載，財團（包括MPIC）已同意收購Maynilad Water Services Inc.（持有菲律賓政府專營權為馬尼拉都會西部地區提供用水及污水處理服務）之83.97%權益。

(iv) 網上遊戲

於二零零五年三月， 貴集團收購Level Up!之25.0%股權。Level Up!之主要業務為於新興市場提供網上遊戲。Level Up!之業務現遍及菲律賓、巴西及印度。

2. 進行上市建議之裨益

於二零零六年六月三十日，EOF業務於印尼擁有約138,000公頃之種植土地儲備，其中約63,000公頃種植棕櫚，約5,000公頃種植橡膠。於二零零六年六月三十日，EOF業務亦管理印尼「原生計劃」約25,000公頃棕櫚種植園，惟不包括指定用作「原生計劃」惟尚未管理之約5,000公頃土地。目前，EOF業務棕櫚園之大部分產出，均由其本身用於製造煮食油、植物油及起酥油，旨在減少其對外部供應之倚賴，並提高製造過程之產出及成本效益。然而，現有棕櫚園僅可應付EOF業務約40%至50%之內需。EOF集團之長遠目標是購入更多棕櫚園，藉以增加產量，應付其煮食油、植物油及起酥油製造之內部需要。誠如Indofood截至二零零五年十二月三十一日止年度之年報所述，Indofood之目標為於二零一五年擁有250,000公頃之總種植面積。董事向吾等表示，將未開發土地開墾為可種植及生產之棕櫚園，一般需時四年左右，並須在上述開墾期內投放大量資本投資。

鑑於上述拓展計劃，吾等認為配售事項為一項籌集額外財務資源之有效方法，以為EOF業務提供資本需要。根據下文「配售事項」一段所載之基準，將籌集相等於稍為超過200,000,000美元之金額。透過配售事項所籌集可供EOF業務使用之額外資源，將令非EOF集團在運用財務資源時更加靈活，可為其他核心業務及／或日後其他合適之投資機會提

所考慮之主要因素及理由

在達致吾等有關上市建議之建議時，吾等已考慮下列主要因素及理由：

1. 貴集團之業務及EOF業務

貴公司是以香港為基地之投資及管理公司，業務位於東南亞。 貴集團現時有以下四個主要業務分部：

(i) 電訊

PLDT（ 貴公司目前持有約24.3%經濟利益及30.7%投票權之聯營公司）為菲律賓最大之電訊公司，提供無線服務、固網服務以及資訊及通訊科技服務。 貴公司日期為二零零六年十二月十五日之公告內載述， 貴公司正建議收購額外約3.2%之PLDT已發行普通股本，完成收購該等額外股本將致 貴公司持有PLDT已發行普通股本約27.5%之應佔經濟利益。

(ii) 消費食品

Indofood（ 貴集團擁有約51.5%權益之附屬公司）之主要業務為於印尼製造及分銷消費食品。產品包括麵食、營養及特殊食品、小食、食物調味品、麵粉、麵團以及食油及脂肪。在上市建議完成前，Indofood持有SIMP於EOF業務約83.8%之應佔權益。

EOF業務為印尼主要食油及脂肪縱向合併製造商之一，於印尼品牌煮食油以及植物油及起酥油市場擁有龐大市場佔有率。其業務範圍由棕櫚樹種植及研磨，以至煮食油、植物油、起酥油以及其他棕櫚油衍生產品提煉、品牌管理及市場推廣。EOF業務之棕櫚樹種植園位於印尼南蘇門塔臘、廖省以及加里曼丹西部等省份，用於生產原棕櫚油。種植園生產之原棕櫚油分餾、加工及／或包裝為煮食油、植物油及起酥油，以EOF業務品牌在印尼及海外銷售。EOF業務亦包括兩家在印尼之碎椰廠，以製造及出口天然及經提煉、漂白及除臭之椰油及其副產品。該等產品透過全國、區域及地區分銷商分銷，以及於印尼直銷。

目前預期將根據配售事項配售最多435,000,000股新CityAxis合併股份，佔經配售事項擴大後已發行CityAxis合併股份約30%。Indofood已承諾倘若配售價低於每股配售股份0.75坡元，待注資及配售事項完成後，其將安排第一間新加坡公司，按相等於0.75坡元與配售價之差額，就於有關之記錄日期持有之每股CityAxis合併股份，以現金向保證CityAxis股東支付賠償，惟賠償上限為每持有一股CityAxis合併股份0.37坡元。

股東務請注意，配售事項之最終架構（包括配售事項之發售數目及價格）將於注資完成後方始落實，並須視當時之股市市況等因素而定。

3. 實物分派

在確認上市規則涉及上市建議而向股東提供保證配額之規定時， 貴公司將視乎配售事項程序，認購最多6,525,000股配售股份（佔配售股份總上限約1.5%），並視乎配售事項程序及 貴公司認購配售股份之情況，向於實物分派記錄日期（將由 貴公司宣佈）營業時間結束時名列 貴公司股東名冊之合資格股東有條件宣派特別股息，按有關股東於該記錄日期營業時間結束時持有每2,000股股份之倍數可獲最多四股分派股份之基準進行實物分派。持有2,000股或以上股份之合資格股東，可選擇收取現金以代替該名合資格股東根據實物分派有權收取之所有分派股份。保證配額之詳情載於通函董事會函件「保證配額」、「實物分派之記錄日期」、「非合資格股東」及「分派股份之零碎股份」等節。

務請注意吾等之工作範圍並不涉及向合資格股東提供選擇收取現金或分派股份之意見。就此，合資格股東應諮詢其本身之專業顧問及參考通函所載之資料。此外，由於每名股東之情況各異，故吾等亦無考慮注資、配售事項及實物分派對股東產生之稅務後果。其中，買賣證券須繳納海外稅項之股東，應考慮其本身涉及 貴公司就分派股份作出分派之稅務狀況，如有任何疑問，應諮詢其本身之專業顧問。

在得出吾等之意見及建議時，吾等倚賴執行董事及 貴公司管理層提供之資料、事實及表達之意見，並假設該等資料、事實及意見於作出時至股東特別大會舉行日期期間屬真實、準確及完整。吾等已徵求並獲得執行董事確認，吾等獲提供之資料及意見並無遺漏任何重大事實。吾等已依賴該等資料，並認為已獲提供足夠資料以達致吾等載於本函件之意見及建議，以及具備充分理據依賴該等資料。吾等亦無理由懷疑吾等所獲提供資料之真實性或準確性，以及懷疑任何重大資料被隱瞞，或懷疑所獲提供資料之真實性或準確性。然而，吾等並無獨立調查 貴集團、EOF集團或CityAxis集團之業務及事務。同時，吾等假設通函所載或所述由董事作出之所有聲明於通函日期及至股東特別大會日期均屬真確。

上市建議之主要內容

1. 注資

於二零零六年八月二十三日，Indofood與CityAxis訂立注資協議，據此，CityAxis有條件同意收購第二間新加坡公司全部已發行股本，作價392,691,880坡元，全數將按發行價每股0.03934坡元向第一間新加坡公司（或其或Indofood可能指示之其他人士）發行注資代價股份之方式償付。隨注資外，CityAxis同時建議將每十股現有CityAxis股份合併為一股CityAxis合併股份，並申請由SGX－SESDAQ轉至新交所主板上市。

2. 配售事項

緊隨注資完成後，第一間新加坡公司將持有經注資擴大後已發行CityAxis合併股份總數約98.7%。根據新交所上市手冊第210(1)條，在視乎配售事項之架構且假設配售事項按價格每股CityAxis合併股份0.75坡元進行下，CityAxis已發行股本最少12.0%或15.0%必須由最少1,000名CityAxis公眾股東持有，讓CityAxis可維持其上市地位及將該等股份於新交所主板上市。此外，根據新交所上市手冊第724條，倘若CityAxis之公眾持股量少於規定之10%，新交所可暫停CityAxis股份之買賣。為使CityAxis符合新交所上市手冊所載之持有股份分布及分配規定，配售事項預期於注資完成後一個月或新交所允許之期間內進行。

以下為獨立財務顧問致獨立董事委員會及股東之意見函件，以供載列於本通函內：

新百利有限公司
中環
金融街8號
國際金融中心第二期
22樓2201室

敬啟者：

**建議透過反向收購CITYAXIS HOLDINGS LIMITED
(前稱ISG ASIA LIMITED)及配售其股份
將PT INDOFOOD SUKSES MAKMUR TBK之
一間附屬公司於新加坡證券交易所有限公司主板獨立上市
導致於主要附屬公司權益之重大攤薄、
須予披露之交易
及
實物分派**

緒言

吾等獲　貴公司委任就建議透過注資及配售事項反向收購CityAxis將SIMP及EOF業務於新交所主板獨立上市(「上市建議」)而向　閣下作出意見。建議注資及配售事項詳情載於向股東寄發日期為二零零六年十二月二十二日之通函(「通函」)內，本函件為通函其中部分。除非另有說明，否則本函件所用詞彙與通函所界定者具有相同涵義。

根據第15項應用指引，上市建議須經由股東批准。　貴公司已成立獨立董事委員會，成員包括全部三名獨立非執行董事(Graham L. Pickles先生、陳坤耀教授及鄧永鏘先生)，就上市建議之條款對股東而言是否公平合理而向股東提供建議。吾等(新百利有限公司)已獲委任就此向獨立董事委員會及股東提供意見。

經考慮（其中包括）獨立財務顧問於上述意見函所考慮之原因及理由及其意見後，吾等認為建議SIMP及EOF業務於新交所主板獨立上市（包括注資、配售事項及實物分派）之條款對股東而言屬公平合理，且符合本公司及股東整體利益。因此，吾等建議股東投票贊成將於股東特別大會上提呈之決議案，批准注資及配售事項。

此致

列位股東 台照

代表
獨立董事委員會
獨立非執行董事
Graham L. Pickles先生
陳坤耀教授*(金紫荊星章、CBE、太平紳士)*
鄧永鏘先生*(OBE, Chevalier de L'Ordre des Arts et des Lettres)*
謹啟

二零零六年十二月二十二日

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)
網址：*http://www.firstpacco.com*
(股份代號：00142)

建議透過反向收購CITYAXIS HOLDINGS LIMITED
(前稱ISG ASIA LIMITED)及配售其股份
將PT INDOFOOD SUKSES MAKMUR TBK
一間附屬公司於新加坡證券交易所有限公司主板獨立上市
導致於主要附屬公司權益之重大攤薄

須予披露之交易

實物分派

吾等獲委任為獨立董事委員會成員，就注資及配售事項向 閣下提供意見，有關詳情已載於日期為二零零六年十二月二十二日之通函內之「董事會函件」，本函件為通函一部份。除文義另有指明外，本函件所用詞彙與通函界定者具相同涵義。

閣下務請參閱本通函第40至第54頁之獨立財務顧問意見函，當中載有獨立財務顧問就建議SIMP及EOF業務於新交所主板獨立上市(包括注資、配售事項及實物分派(請參閱「董事會函件」))之條款是否對股東而言屬公平合理及是否符合股東整體利益發出之意見及建議，以及其意見及建議之主要原因及理由。

股東務請注意注資、配售事項及實物分派可能會亦可能不會根據上述之條款進行，或甚至不會進行。董事會謹此強調，注資及配售事項之特別條款及時間，可能需獲得若干同意及批准（包括股東之批准），始能作實，且會受限於新交所及SIC所施加之任何其他條件所限。有關同意或批准可能會亦可能不會獲得。此外，股東應注意有關配售事項之特別詳情，並因此實物分派可能有變動（視乎有關時間之市況或需求）。因此，股東於買賣股份時務請加倍審慎。本公司將於寄發本通函時刊發公告。如上文所述，本公司將於股東特別大會後及接近進行配售事項時就實物分派作出進一步公佈，股東將獲寄發有關合資格獲取實物分派程序之進一步文件，連同有關實物分派之所需選擇表格。

本公司亦將就注資及配售事項之任何重大變動及／或本通函所載資料出現任何重大轉變時，於適當時候另行刊發公佈。

本通函附錄一載有其他資料，敬希垂注。

此致

列位股東 台照

承董事會命
第一太平有限公司
彭澤仁
常務董事兼行政總監
謹啟

二零零六年十二月二十二日

隨附供股東於股東特別大會使用之代表委任表格。無論　閣下能否親身出席股東特別大會，務請盡快按照隨附代表委任表格上印列之指示填妥及將表格交回本公司之總辦事處（致公司秘書處）。地址為香港中環康樂廣場八號交易廣場第二座二十四樓，惟無論如何必須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

推薦意見

謹請　閣下垂注(i)本通函第38至第39頁所載之獨立董事會函件，其中載有獨立董事委員會就注資及配售事項向股東提供之推薦意見；以及(ii)本通函第40至第54頁所載獨立財務顧問致獨立委員會之函件，其中載有其就此向獨立董事委員會及獨立股東提供之意見。

獨立財務顧問考慮到其函件所載的主要因素及理由後認為，注資及配售事項對有關股東而言屬公平合理，且合乎本公司及股東之整體利益。因此，獨立財務顧問建議獨立董事委員會推薦股東投票贊成將於股東特別大會上提呈之決議案，以批准注資及配售事項。

獨立董事委員會經考慮獨立財務顧問就有關注資及配售事項發表之意見後，認為注資及配售事項之條款對股東而言屬公平合理，且注資及配售事項符合本公司及其股東整體利益。因此，獨立董事委員會建議股東投票贊成擬於股東特別大會提呈之決議案，以批准注資及配售事項。

其他董事亦認為注資及配售事項之條款屬公平合理，且符合本公司及其股東整體利益。因此，董事會推薦股東投票贊成擬於股東特別大會提呈之決議案，以批准注資及配售事項。

一般資料

本通函乃寄發予列位股東。本通函並不構成認購或購買任何證券之要約或邀請，亦不擬計算作出任何要約或邀請。本通函或其中所載者概不構成任何合約或任何形式之承諾之基礎。

股東務請注意，實物分派須待完成注資及配售事項始能作實，而注資及配售事項本身則須待達成上文「注資之先決條件」一節所載之先決條件後始能作實。倘注資及配售事項未能完成，則本公司不會作出實物分派。

股東特別大會

本公司謹訂於二零零七年一月八日(星期一)上午十時三十分假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會，以尋求股東考慮及酌情通過批准注資及配售事項之普通決議案，召開股東特別大會之通告載於本通函第61至62頁。就該決議案之表決將以按股數投票方式進行。

本公司已委任由獨立非執行董事(Graham L. Pickles先生、陳坤耀教授*金紫荊星章*、*CBE*、*太平紳士*及鄧永鏘先生*OBE, Chevalier de L'Ordre des Arts et des Lettres*)組成之獨立董事委員會，就注資及配售事項之條款是否公平合理以及是否符合股東整體利益，以及就股東於股東特別大會上應如何投票向股東提供意見。

根據第15項應用指引第3(e)段所述，倘若分拆建議須經由本公司股東批准(不論控股股東是否需要放棄投票)，則本公司必須遵守上市規則第13.39(6)及(7)條所載之規定。上市規則第13.39(6)條規定本公司須委任獨立財務顧問，以就有關交易或安排之條款是否公平合理、有關交易是否符合本公司及其股東之整體利益向獨立董事委員會及股東提供意見，並就股東應如何投票以批准有關交易或安排之決議案向彼等提供意見。此外，根據上市規則第13.39(7)條，通函最少須載有獨立財務顧問發出之獨立函件，內容有關其就有關交易或安排之條款是否符合本公司及其股東之整體利益之推薦意見，並載有其就股東應如何投票以批准有關交易或安排之決議案向彼等提供之意見。獨立財務顧問函件必須載列達致有關意見所考慮之理由及主要假設及因素。

本公司已委任獨立財務顧問，就注資及配售事項之條款是否公平合理以及是否符合本公司整體利益而向獨立董事委員會及股東提供意見，並就股東於股東特別大會上應如何投票向股東提供意見。

原根據實物分派所享有之所有分派股份。有關現金付款將根據各有關合資格股東原應享有之分派股份，被視作擁有相等於承配人根據配售事項所支付每股配售股份價格之價值而計算。

非合資格股東

根據上市規則，倘上市發行人建議向其股東分派證券，按上市規則第13.36(2)條之定義，倘若董事經考慮股東所在地之法律之法律限制，或該地點之監管機關或證券交易所之規定後，認為不將該名股東納入分派範圍乃屬所需或合宜，則董事可將有關海外股東排除在外。根據建議注資及配售事項，董事已考慮非合資格股東將無權收取分派股份。就此而言，本公司已接獲美國律師發出之法律意見，指分派股份僅可根據於美國證券交易委員會存檔並由美國證券交易委員會宣佈有效之註冊表分派予某些位於美國或身為美籍人士之有關人士，而於本通函寄發前，有關註冊須已生效，董事之結論是此舉於現況下並不可行。就位於英國之股東而言，董事已接獲英國律師發出之法律意見，指除非認可章程（須符合英國法例及規例）已在分派證券前向公眾提供，否則向公眾提呈可轉讓證券（包括分派股份）乃屬不合法，惟在少數情況下例外，但該等情況並不適用於本公司現況。該章程須在分發本通函前，向位於英國之股東傳閱，而董事之結論是此舉在現況下並不可行。

董事經作出合理查詢後，認為在未有遵守登記及其他手續下，向非合資格股東作出分派股份將屬違法及／或並不可行。因此，根據實物分派，概無非合資格股東可獲派發分派股份。非合資格股東將根據本通函所載基準及條件收取現金，以代替彼等原應享有之相關分派股份數目。有關現金款項將按每股分派股份（相關非合資格股東原應享有者）視作具有相等於每股配售股份價格（認購人根據配售事項所支付者）之價值計算。

分派股份之零碎股份

分派股份之零碎股份將不會分派予合資格股東。合資格股東及非合資格股東之零碎股份將會匯集，而匯集所得之所有完整分派股份將於市場上出售，倘產生任何溢價（扣除開支後），收益將撥歸本公司所有。

為釋疑起見，應派付予選擇收取現金之合資格股東之最後現金額，將於配售事項完成後始能釐定，而本公司將於適當時間就此另行刊發公告。

保證配額

為符合第15項應用指引有關向股東提供保證配額以使股東參與配售事項之規定，董事會通過下列決議案以批准：

(i) 根據配售事項程序，本公司認購最多6,525,000股配售股份，佔配售股份總數1.5%，以作為配售事項之一部分透過實物分派而實施保證配額；

(ii) 受限於配售事項程序及於上文(i)所述由本公司認購配售股份，有條件宣派特別股息，並向於實物分派之記錄日期辦公時間結束時名列本公司股東名冊之合資格股東以實物分派形式派付，基準為其於實物分派之記錄日期辦公時間結束時每持有2,000股股份（即股份買賣單位）獲派最多四股分派股份。

為進行實物分派，本公司將按配售事項之其他認購方所支付之每股配售股份之配售價，認購相關數目之配售股份。就有關認購而支付之款項，將由本公司以內部資源支付。董事認為，股東每持有2,000股股份可獲派最多四股分派股份之安排屬公平合理。

實物分派之記錄日期

實物分派須待注資及配售事項完成後始能作實，並僅倘於注資及配售事項均完成後始進行。如上文所述，完成注資須待CityAxis及Indofood合理信納，最遲於完成注資後30日內，CityAxis與配售代理訂立配售協議始能作實，而配售事項預期於注資完成後一個月內或新交所可能容許之其他時間進行。現時之時間表預計注資約於二零零七年一月底前後完成，而配售則約於二零零七年二月中旬前後完成。有見於此，董事將於股東特別大會後及接近進行配售事項之時，決定釐訂享有實物分派之權利之記錄日期。本公司將刊發一份或以上之其他公佈，以將記錄日期告知股東，並將向股東寄發一份文件，告知彼等符合獲取實物分派之有關程序。本公司將隨附該文件向股東寄發一份選擇表格，而股東須填妥及簽署該選擇表格，以證明其為實物分派之合資格股東。持有2,000股或以上股份之合資格股東，可填寫選擇表格上之適當空格，選擇收取現金付款以代替合資格股東

在巴西，Ragnarok於二零零五年二月展開商業運作，用戶人數正持續增長。Level Up!已於二零零六年推出新遊戲，以吸引其他主要群體參與者，並將分銷主要遊戲之遊戲光碟及光碟密碼序號。

在印度，Level Up!在二零零六年三月展開Ragnarok有限之商業服務。預期有關服務在未來數年，在當互聯網基建及接駁達致所需水平後，始會在印度錄得逐步增長。Level Up!繼續在多個主要大城市設立分銷網絡，並與主要市場推廣及分銷夥伴組成聯盟。印度之市場僅屬起步階段，其中期增長潛力龐大，因此預期在短期不會有顯著收益。

於二零零六年六月三十日，Level Up!僱用約297名全職僱員。

注資及配售事項之上市規則含意

第15項應用指引適用於注資及配售事項，因為完成有關交易將導致透過CityAxis之反收購而將SIMP及EOF業務在新交所獨立上市。由於SIMP之資產值、溢利及收入，根據百份比比例計算（定義見上市規則）超過5%，故SIMP構成本公司根據上市規則之「主要附屬公司」。此外，本公司鑑於根據配售事項發行配售股份所產生攤薄影響而導致之出售，在初步評估百分比比例後，顯示配售事項構成上市規則所指之主要附屬公司之「重大攤薄」。因此，須根據第15項應用指引就注資及配售事項而獲得股東批准。

由於注資及SIMP根據配售事項發行配售股份導致出售本公司於SIMP及EOF業務之權益所計算之一個或多個百分比比率超過5%，因此注資及配售事項構成上市規則第14章之須予披露交易。

CityAxis將不會在聯交所經營之股份市場上市，因此並無須遵守上市規則適用於新上市申請人之規定。

於考慮注資及配售事項之股東特別大會上，本公司之控股股東，倘根據第15項應用指引在建議中擁有重大權益，則須放棄投票權。本公司只有一名控股股東（主席林逢生先生），（連同其根據上市規則之聯繫人士）持有約44.26%股份。林逢生先生或其任何聯繫人士概無於注資及配售事項中擁有與任何其他股東不同之權益。因此，本公司之控股股東或其聯繫人士概無須放棄投票權。

度，Landco已與多個擁有土地儲備之集團簽訂多份合營協議，以開發、建立品牌及推廣位於菲律賓黃金地段面積超過1,300公頃之物業。Negros Navigation Co., Inc.(「**Nenaco**」)為Metro Pacific／MPIC擁有99.0%權益之附屬公司。自二零零四年展開由法院管理債務及業務重整計劃後，Nenaco於二零零五年財政年度及二零零六年上半年分別錄得虧損淨額約2,300,000美元及4,400,000美元，主要由於菲律賓本土之船運業供過於求以及邊際利潤減少。

於二零零六年三月二十七日，Metro Pacific宣布其一系列資本重整及重組計劃，以加強其資本基礎及將公司重新定位以迎接新增長。計劃之首階段為將Metro Pacific擁有51%權益之附屬公司Landco轉入一間新成立之公司MPIC，有關工作已於二零零六年四月完成。於二零零六年八月二十三日，Metro Pacific取得菲律賓證券及交易委員會批准，將Metro Pacific每二十股普通股合併為一股新Metro Pacific股份。

於二零零六年十月二十七日，MPIC向持有Metro Pacific普通股之股東提出收購要約。要約為以每四股Metro Pacific合併普通股換取一股新MPIC普通股，並向Metro Pacific少數股東提供以三份認股權證以賬面價換購三股MPIC普通股。MPIC已於二零零六年十二月十五日在菲律賓證券交易所上市，而Metro Pacific則成為其非上市附屬公司。完成重組及資本重整計劃後，MPIC將不會有任何債務，並可為其擬定之增長計劃籌集資金。預期Landco將可加快其多元化擴展市場層面及菲律賓物業市場之進程；另預期MPIC亦會積極尋求投資機會，尤其是基建項目方面。

於二零零六年六月三十日，Metro Pacific／MPIC及其附屬公司僱用約672名全職僱員。

Level Up!

本公司於二零零五年三月投資15,000,000美元購入Level Up! 25%權益，並於二零零五年財政年度及二零零六年上半年分別就其所佔Level Up!之權益錄得經常性虧損約1,500,000美元及1,200,000美元，本公司於Level Up!之收購後虧損主要來自其巴西及印度業務之開業成本。在菲律賓，儘管出現若干同業競爭者加入市場，Level Up!已取得付款用戶約80%之市場份額。該公司於二零零三年年底展開商業運作推出Ragnarok(由Gravity Co. Ltd.開發)，Ragnarok至今仍是最受歡迎之遊戲，並持續主導在網絡遊戲市場。在二零零五年及二零零六年，Level Up!決定透過為不同市場層面推出新遊戲，從而擴闊其廣大客戶基礎。於二零零六年四月，PLDT之資訊及通訊科技部門ePLDT, Inc.完成收購Level Up!菲律賓業務之60%權益，並計劃於二零零七年第一季度與其網絡遊戲業務合併。

食品調味料產品包括醬油、辣醬及茄醬、一系列調味粉及即食混合醬料。自二零零一年，Indofood已推出超過80種新產品，並為於印尼提供最多種類食品調味料產品之單一生產商。此項業務在二零零五年財政年度及二零零六年上半年分別錄得營業額約30,400,000美元及17,300,000美元。於二零零五年四月，Indofood與Nestle S. A.成立合營公司PT Nestle Indofood Citrarasa Indonesia，於印尼推銷Indofood及Nestle之烹調產品。此合營項目可將Nestle於市場推廣及研究之專業知識與Indofood於生產食品調味料及分銷之技巧加以配合，兩者各善所長。

Indofood為印尼最大流行品牌零食生產商，供應以*Chiki*、*Cheetos*、*Chitato*、*Lays*、*JetZ*、*Tenny*及*Tradia*等多個品牌之薯片、泡芙及有朱古力成份的零食。二零零五年財政年度及二零零六年上半年之營業額，分別約30,900,000美元及20,900,000美元。

Indofood之Bogasari集團包括其麵粉及意大利麵食生產業務。Bogasari年產量可達3,800,000噸麵粉，而其產品主要以廣受印尼消費者歡迎之*Cakra Kembar*、*Segitiga Biru*及*Lencana Merah*品牌分銷。於二零零五年財政年度及二零零六年上半年度，Bogasari分別錄得營業額約787,300,000美元及448,900,000美元。自一九九九年開始放寬麵粉業限制以來，Bogasari加緊積極進行研發，並推出新產品以迎合不同用家市場需要。

Indofood之營養及特殊食品產品採用傳統印尼配料製造，例如糙米及綠豆等，從而與印尼嬰兒食品市場之其他食品區別。其主要嬰兒食品品牌為*Promina*及*SUN*。其於二零零五年財政年度及二零零六年上半年之營業額，分別約35,700,000美元及19,600,000美元。

Indofood之消費性食品產品透過其超過160,000個銷售站分銷印尼全國。於二零零五年財政年度及二零零六年上半年，分銷之營業額分別約242,800,000美元及154,400,000美元。

Metro Pacific/MPIC

Metro Pacific／MPIC於二零零五年財政年度及二零零六年上半年分別錄得經常虧損約6,000,000美元及1,400,000美元。Metro Pacific推行自行管理減債及公司復興計劃已五年，成功減少其母公司之銀行債務，於二零零五年十二月三十一日其母公司之銀行債務約13,800,000美元，而於二零零六年六月三十日則約為10,700,000美元。Metro Pacific／MPIC於二零零五年財政年度及二零零六年上半年之綜合收益約62,700,000美元及31,800,000美元，反映MPIC擁有51%權益之多元化物業發展商Landco之收入較高。Landco正為未來五年大幅擴展其業務活動的加快增長計劃作準備。於二零零五年財政年

固網及無線寬頻設施拓展，配以其不斷增加之網吧，將使PLDT集團能在更多地方以不同速度及不同收費提供寬頻服務，以吸引更多互聯網用戶。ePLDT最近收購 Level Up! Philippines 60%權益，加上其多項其他投資，預期將使本集團取得更豐富及更具吸引力之服務，提供予其固網及無線用戶。此外，菲律賓國內之3G服務將初步限於高檔市場，直至手機價格下調為止，而PLDT集團現時除迅速在主要地區建立3G網絡外，亦鼓勵用戶使用高速互聯網瀏覽、視像串流及視像通話服務。

於二零零六年六月三十日，PLDT及其附屬公司僱用約20,618名全職僱員。

Indofood

於二零零五年財政年度及二零零六年上半年，Indofood錄得營業額分別約1,923,400,000美元及1,104,700,000美元（有關數字包括EOF業務之貢獻）。而EOF業務之收益貢獻於上述財政期間分別約16%及14%。

於二零零六年六月三十日，Indofood及其附屬公司（包括SIMP及EOF業務）僱用約45,633名全職僱員。

Indofood於二零零五年財政年度及二零零六年上半年為本公司提供經常溢利貢獻分別約29,600,000美元及23,800,000美元。

截至二零零五年財政年度，Indofood在其主要產品類別之市場佔有率仍高踞領導地位：佔麵食市場74%；佔營養及特殊食品市場59%；佔零食市場42%；佔麵粉市場65%；佔品牌煮食油市場42%及佔植物牛油及起酥油市場59%。

麵食是Indofood之最大經營業務。除基本麵食生產業務外，Indofood之麵食業務亦包括食物配料及包裝業務，均為其即食麵業務供應鏈一部分。Indofood向零售市場提供逾130款高中低檔不同種類麵食。Indofood之主要麵食產品為即食炒麵及即食湯麵。其最受歡迎之品牌包括*Indomie*、*Sarimi*及*Supermi*。而其增值產品包括即食杯麵及*Pop Bihun*米粉。Indofood在印尼設有14項生產設施，年產量約135億包。於二零零五年財政年度及二零零六年上半年，即食麵銷量分別達約95億包及約55億包，而二零零五年財政年度及二零零六年上半年，營業額分別約633,300,000美元及383,200,000美元。

有關保留業務之資料

繼完成注資及配售事項後，本公司將仍然是其現有業務之控股公司，而其現有業務將有充足水平之本身業務及資產（不包括其於EOF集團之權益）以支持其獨立上市地位，以及獨立符合上市規則第8章之規定。

非EOF集團僱用31,608名員工經營業務。其資產淨值超過244,900,000美元。

PLDT

二零零五年財政年度及二零零六年上半年，PLDT分別錄得營業額約2,201,300,000美元及1,162,900,000美元。

PLDT於二零零五年財政年度及二零零六年上半年，為本公司貢獻經常溢利分別約132,200,000美元及66,500,000美元，分別佔本公司二零零五年財政年度及二零零六年上半年業務溢利貢獻約85.7%及75.8%。PLDT之無線產品及服務涵蓋廣泛之人口及市場界別。無線服務包括無線話音通訊、無線數據通訊（主要透過短訊）以及一系列其他增值服務。PLDT之固網業務截至二零零五年財政年度及二零零六年上半年錄得收益約903,000,000美元及462,500,000美元。ePLDT（PLDT之資訊及通訊科技旗艦）為具備廣闊基礎的綜合資訊及通訊科技營辦商及服務供應商。其主要業務包括互聯網數據中心、傳呼服務中心以及透過附屬公司經營之互聯網及遊戲業務。ePLDT截至二零零五年財政年度及二零零六年上半錄得收益約53,700,000美元及34,500,000美元，反映其各業務增長強勁。傳呼服務中心亦為PLDT集團另一增長的業務範疇，該行業近年隨著菲律賓日漸成為受歡迎之業務流程外判服務（「**業務流程外判**」）地區而大幅增長。綜合傳呼服務中心收益因使用率增加及業務擴展而有所增長。於二零零六年六月三十日，其傳呼服務中心設於七個地點，共有4,660個座位。於二零零六年七月十一日，PLDT透過收購SPi Technologies, Inc.（「**SPi**」）（全球第二大純環球業務流程外判服務營辦商及第九大獨立環球業務流程外判公司）全部擁有權而將其業務組合擴展至環球業務服務市場。SPi之主要業務包括內容編輯及製作、訴訟支援編碼及電子舉證、醫療轉錄以及數據庫建立及管理。於此項收購後，ePLDT之服務座位數目增至8,300個。ePLDT透過收購Level Up!於菲律賓附屬公司之60%權益以及互聯網遊戲公司PhilWeb 20%權益而拓展其網絡遊戲業務netGames之業務。

PLDT集團繼續提升其網絡至新世代之網絡，使其能利用現時以較廉宜及較快捷之話音、視像及數據傳送之網絡基建，提供更多嶄新增值及寬頻服務。特別是PLDT集團之

該等交易乃按公平磋商原則而釐訂。

(b) *購買服務*

EOF業務不時從三林集團採購不同服務，包括地面貨運服務以運輸原棕櫚油、裝卸服務以將原棕櫚油裝上船、租用衛星通訊設施作數據通訊、財產全保以及海運貨物保險。EOF業務就該等服務於截至二零零五年十二月三十一日止兩個年度而支付之金額，以及之前已公佈之本財政年度適用年度上限如下：

二零零四年財政年度	二零零五年財政年度	二零零六年年度上限
140億印尼盾（相等於約1,600,000美元）	88億印尼盾（相等於約900,000美元）	合共161億印尼盾（相等於約1,700,000美元）

該等交易乃按公平磋商原則而訂立。

(c) *租用土地*

自一九九六年起，三林集團已根據日期為一九九六年六月一日之租約，授予SIMP一項權利，使用位於北雅加達之多幅土地，總面積約19,875平方米。根據租約，SIMP已就一九九六年六月一日至二零一六年六月之租期，支付一次性款項110億印尼盾作為預付租金。EOF業務將預付租金在財務報表中就土地於二十年（即租賃期）期間攤銷。

此等交易乃按公平磋商原則進行。

EOF業務於雅加達之提煉廠現位該土地及雅加達北部另外兩幅土地，總面積約17,830平方米。三林集團已根據日期為一九九零年三月三十一日及一九九一年十月二日之協議向SIMP授出該兩幅土地之使用權。根據協議，SIMP毋須支付租金，亦無特定租期。

(d) *收購種植園*

誠如本公司於二零零六年八月二十三日之公告所述，SIMP與林逢生先生之聯繫人士Rascal Holdings Limited已於二零零六年八月十六日訂立有條件協議，以現金1,250億印尼盾之總購買價，收購於PT Swadaya Bhakti Negaramas、PT Mentari Subur Abadi及PT Mega Citra Perdana之60%股權。預期有關收購將二零零七年第一季完，惟須待（其中包括）獲取所須批文後始能作實。此項交易乃按公平磋商原則而進行。該項種植園之收購及注資並無互為條件。

本公司及EOF集團於最後實際可行日期，或預期完成注資後不會共用重大後勤辦公室功能及其他行政功能。

SIMP／EOF業務與Indofood非EOF集團進行之交易

SIMP與EOF業務及Indofood非EOF集團之間現時及預期會進行業務交易，涉及買賣若干產品、包裝及物流服務及財務安排。雖然SIMP及Indofood各為本公司之間接非全資附屬公司，惟由於上市規則第14A.11(5)條附註1及2適用於此情況，故各自均非本公司關連人士。因此，根據上市規則第14A章，Indofood、SIMP或CityAxis並非本公司之關連人士。因此，該等交易並不構成上市規則第14A章之本公司關連交易或持續關連交易。

持續關連交易

SIMP及三林集團之間現時及預期進行之交易如下。根據上市規則第14A章，三林集團之成員公司為本公司之關連公司，因此，根據上市規則，下列各項交易均為本公司之持續關連交易。下列各項交易為上市規則第14A.33(3)條最低限額交易，獲豁免遵守報告、公佈及取得獨立股東批准之規定，亦獲豁免上市規則第14A.34條之獨立股東批准規定，而本公司已就後者刊發公佈。有關交易於本財政年度之適用年度上限獲豁免上市規則第14A.34條之獨立股東批准規定，並載列如下。

(a) *銷售交易*

SIMP不時向三林集團出售原棕櫚油及其棕櫚樹中介產品。現時，有關銷售主要包括銷售用於三林集團所生產之飼料之添加劑之原棕櫚油。SIMP於截至二零零五年十二月三十一日止兩個財政年度從有關銷售所收取之收入，以及於本財政年度之適用年度上限如下：

二零零四年財政年度	二零零五年財政年度	二零零六年年度上限
120億印尼盾（相等於約1,300,000美元）	66億印尼盾（相等於約700,000美元）	無（由於屬於上市規則第14A.33(3)條最低限額交易，故獲豁免遵守報告、公佈及取得獨立股東批准之規定）

本集團於二零零五年十二月三十一日及二零零四年十二月三十一日之經審核綜合資產淨值分別為382,800,000美元及227,400,000美元。本集團於二零零六年六月三十日之未經審核綜合資產淨值為446,900,000美元。

假設配售約30%之新CityAxis股份，繼完成注資及配售事項後，本公司於SIMP之應佔實際權益將由約43.2%減至約31.1%。本集團預期從視作出售SIMP之12.1%權益而確認收益約25,700,000美元，惟須以最後配售價及完成配售事項之實際時間為準。因此，本集團之資產淨值預期將於完成注資及配售事項後有所增加。

於二零零五年十二月三十一日本公司之已發行股份為3,188,833,003股。根據本集團於二零零五年十二月三十一日之綜合資產淨值約382,800,000美元，以及假設注資及配售事項已於二零零五年十二月三十一日完成計算，將會令綜合資產淨值增加至約408,500,000美元，而每股股份之綜合資產淨值則由0.1200美元增加至0.1281美元。

假設注資及配售事項已於二零零五年十二月三十一日完成，截至二零零五十二月三十一日止年度股東應佔綜合純利將增加約25,700,000美元，或以二零零五年十二月三十一日已發行股份3,188,833,003股計算，增加約每股股份0.0081美元。

SIMP於注資及配售事項前，現為本集團之附屬公司，而於注資及配售事項後，乃將繼續為本集團之附屬公司。因此，完成注資及配售事項後，預期不會對本集團之營業額有影響。然而，由於注資及配售事項導致股東應佔綜合純利減少相等於SIMP溢利貢獻約12.1%之金額。經計及可獲得之注資及配售事項利益，則此項攤薄屬可接納。預期新籌集之股本將擴大EOF業務之盈利基礎，繼而令股東受惠，亦可補償所出現之輕微程度之攤薄。

非EOF集團及EOF集團之關係

非競爭

繼完成注資及配售事項後，非EOF集團將不會進行任何直接與EOF集團業務構成競爭之業務，條件是Indofood繼續直接或間接持有CityAxis不少於15%之股權。

日止財政年度，SIMP及EOF業務於除稅及非經常項目前後之純利分別約101,400,000美元及約56,400,000美元。

進行注資及配售事項之原因及裨益

本公司董事相信建議透過CityAxis將EOF業務在新交所主板上市，將為本公司及CityAxis帶來多項利益：

(a) ***EOF業務之公平估值***：透過CityAxis將EOF業務獨立上市，預期能發揮其公平估值潛力，繼而增加Indofood之股份價值，並對本公司作為Indofood及CityAxis之主要股東有利，且可提升其股東價值。

(b) ***清晰之業務及財務狀況***：透過CityAxis將EOF業務獨立上市，預期令投資者、投資市場以及評級機構能更清晰明瞭EOF業務之業務及財務狀況。

(c) ***提供新資金來源***：透過CityAxis將EOF業務在新交所主板獨立上市，預期使EOF業務能透過CityAxis獨立接觸股本及債務股本市場，以及銀行信貸市場，故而有機會享有更佳之條款。因此，預期將能取得較新及較多元化之融資來源，有助EOF業務之拓展現有業務及擴大日後的融資及投資者基礎。

(d) ***持續控制***：本公司將繼續為Indofood 及EOF業務之控股股東，本公司之股東將繼續受惠於EOF業務之未來發展及增長。

本公司董事相信建議交易將為本公司及其股東提供重大增值，因為本公司將繼續為Indofood及EOF業務之控股股東，故本公司股東將繼續受惠於EOF業務之未來發展及增長。

注資及配售事項之財務影響

截至二零零五年十二月三十一日止年度，股東應佔經審核綜合純利，除稅後為103,000,000美元，而除稅前則為165,400,000美元；本集團截至二零零四年十二月三十一日止年度之經審核綜合純利，除稅後為123,900,000美元，而除稅前則為181,300,000美元。截至二零零六年六月三十日止六個月股東應佔未經審核綜合純利，除稅後為72,200,000美元，而除稅前為136,900,000美元。

將原棕櫚油提煉成煮食油、植物油及起酥油以及其他棕櫚油副產品

EOF業務亦於四座印尼城市－雅加達、泗水、比通 (Bitung) 及蘇北擁有及經營四座位處策略地點之提煉廠。泗水及比通提煉廠鄰近深水港口，有利運輸。

此等提煉廠將原棕櫚油進行加工，成為「**經提煉、漂白及除臭**」(「RBD」) 棕櫚油，之後再分成RBD棕櫚油酸及RBD棕櫚硬脂。該等產物其後進行加工及／或包裝成EOF自家品牌之煮食油、植物油及起酥油，在印尼銷售及售往外地。EOF業務亦生產及銷售小量棕櫚油衍生產品及副產品，例如RBD棕櫚硬脂及棕櫚脂肪酸脱餾物。EOF業務提煉廠之日加工產能合共約2,950公噸。

EOF業務之主要產品包括工業及消費用煮食油、植物油及起酥油。在消費方面，EOF業務在印尼以自家品牌向最終客戶銷售產品，包括煮食油品牌「**Bimoli**」、「**Bimoli Spesial**」、「**Delima**」、「**Happy Salad Oil**」及「**Mahakam**」，消費植物油品牌「**Simas Margarine Dapur**」、「**Simas Spesial**」及「**Amanda**」，以及工業植物油及起酥油品牌「**Palmia**」、「**Simas**」及「**Amanda**」。EOF業務目前在印尼之品牌煮食油、植物油及起酥油市場均享有龐大市場份額，而其產品透過約230,000個零售門市發售。EOF業務之產品分銷至印尼全國，其分銷渠道計有全國、區域及地區分銷商，而其本身亦會進行直接銷售。

製造椰油及相關產品

EOF業務亦於印尼蘇拉威西北部比通及蘇拉威西中部莫烏通 (Moutong) 擁有及經營兩座位處策略地點之碎椰廠，從事製造及出口天然及RBD椰油及其副產品予第三方。於二零零五年財政年度及二零零六年上半年，絕大部分EOF業務之天然椰油生產及其衍生產品均出口至美利堅合眾國、歐洲及南韓等地之油精化工廠。椰粒等副產品則主要售往南韓等動物飼料市場。

SIMP及EOF業務之賬面淨值及純利

於二零零五年十二月三十一日，SIMP及EOF業務之賬面淨值約267,500,000美元。

截至二零零五年十二月三十一日止財政年度，SIMP及EOF業務於除税及非經常項目前後之純利分別約84,100,000美元及約47,600,000美元。截至二零零四年十二月三十一

於二零零六年六月三十日，EOF業務聘請約15,000名長期全職員工。

種植及原棕櫚油生產

EOF業務於印尼擁有龐大之種植土地儲備，於二零零六年六月三十日約為138,000公頃，其中約63,000公頃種植棕櫚，約5,000公頃種植橡膠。此外，於二零零六年六月三十日，EOF業務管理印尼「**原生計劃(Plasma Programme)**」約25,000公頃棕櫚種植園。

原生計劃指印尼政府發起之計劃，鼓勵大型棕櫚種植園園主（如SIMP及EOF業務）在申請棕櫚種植園之土地使用權之餘，同時開發其園區周邊小型園主的種植園。大型園主一旦進行開發，小型園主之種植園將在發展商之監督下運作。

於二零零六年八月十六日，Indofood宣佈，SIMP已訂立一項有條件協議，收購若干種植園公司60%權益，待有關協議完成後，EOF業務於印尼之種植園土地儲備將增加約85,500公頃。

EOF業務在廖省擁有六座營運中的研磨廠，產能最高達每小時315公噸（「**公噸**」）棕櫚鮮果束（「**鮮果束**」）。位於西加里曼丹之另一座研磨廠仍在興建階段，預計產能達每小時45公噸鮮果束，並預計於二零零六年底前投產。

於二零零五年財政年度，EOF業務之棕櫚種植園生產約299,000公噸原棕櫚油（「**原棕櫚油**」），當中大部分供應予EOF業務之其他附屬公司，主要用於製造食油、植物牛油及起酥油，並佔二零零五年財政年度EOF業務之原棕櫚油需求一半以上。二零零六年上半年，EOF業務之棕櫚種植園生產約127,000公噸原棕櫚油。由於鮮果束研磨加工產生之副產品（包括棕櫚仁油）毋須用作EOF業務提煉需求，一般售予外界人士。

截至二零零四年十二月三十一日止財政年度前，EOF之業務為向外界人士銷售原棕櫚油。於二零零四年財政年度，為確保原棕櫚油產品質量及提升EOF業務於有關方面之自給能力，EOF業務決定將大部分原棕櫚油生產供給其自身的食油及油脂製造。同期，EOF業務已不再將本地及海外市場進行棕櫚油商品（如原棕櫚油、棕櫚仁油、RBD棕櫚油及RBD棕櫚硬脂）之現貨及期貨合約買賣作為其中一項核心業務，轉而致力發展其種植園、食油及油脂以及乾椰子仁為主業務。目前，EOF業務從事小量臨時棕櫚油商品期貨買賣，主要是應客戶要求所作出之配套服務。

完成注資及配售事項後

完成注資後，並假設配售事項按上述基準完成，相關實體之簡化股權架構將會如下：

圖三


本公司
51.5%
Indofood
83.8%
第一間新加坡公司
69%
CityAxis
100%
第二間新加坡公司
90%
SIMP
8.4%
EOF 業務

完成注資及配售事項後，本公司仍為其所有現有業務之控股公司，而SIMP仍為本公司之間接附屬公司。完成注資後，CityAxis亦成為本公司之間接附屬公司，其主要業務將為EOF業務。完成注資及配售事項後，Indofood將繼續持有EOF業務之間接多數權益。

EOF業務

背景

EOF業務現為印尼大型垂直整合食油及脂肪製造商之一，於印尼品牌煮食油、植物油及起酥油市場佔有重大市場份額。

EOF業務範圍由棕櫚樹種植及研磨，以至食油、植物牛油及起酥油提煉、品牌管理及市場推廣，以及其他棕櫚油副產品。

於完成注資後第二個新交所交易日，CityAxis合併股份將於新交所暫停買賣，並將一直停牌以容許進行配售事項。倘配售事項並未或未能於新交所容許之期間進行，CityAxis股份之買賣可能繼續暫停。

預期配售股份經發行後，將在各方面與當時現有CityAxis合併股份享有同等地位，惟記錄日期於發行配售股份之日前之任何股息、權利、配發或其他分派則除外。配售股份將不會享有價值保證。

價值保證

Indofood已承諾，受限於注資協議之條款，倘配售價低於每股配售股份0.75坡元（相等於建議CityAxis股份合併前，每股CityAxis股份0.075坡元），其將促使第一間新加坡公司（受限於完成注資及完成配售事項）於完成配售事項後盡快向保證配額CityAxis股東就該保證配額CityAxis股東於就此目的之記錄日期所持有之各CityAxis合併股份而以現金支付賠償。在此情況下所需支付之金額，相等於0.75坡元與配售價之差額（如有），惟最高之賠償額為所持有每股CityAxis合併股份0.37坡元，相等於總額合共4,995,000坡元。只有保證配額CityAxis股東有權享有上述之價值保證（如有）。

價值保證之目的為在配售價低於每股配售股份0.75坡元之情況下賠償保證配額CityAxis股東，以使保證配額CityAxis股東所持有之CityAxis合併股份之經濟價值，不會因配售事項而降低至低於該金額，惟最高應付之金額為每股CityAxis合併股份0.37坡元，相等於緊隨出售資產及CityAxis作出現金分派後及於注資前之每股CityAxis合併股份之有形資產淨值。

交易（包括注資）。有關注資之Indofood股東特別大會已召開，並將於二零零六年十二月二十二日舉行。

就上述第(g)段所載之條件而言，三林集團成員公司（持有本公司股本合共約44.26%）已承諾，（其中包括）在上市規則許可之情況下，將其各自於本公司之股份投票贊成將於股東特別大會上提呈之決議案，以批准根據注資協議進行之交易（包括注資及配售事項）。

配售事項

於完成注資後，第一間新加坡公司及／或其代名人將擁有9,982,000,000股新CityAxis股份，佔經擴大已發行CityAxis股份總數約98.7%，而有關百份比並不符合新交所上市手冊第210(1)條所載有關持有股份分布及分配規定。為符合該股份分布及分配規定，（視乎配售股份數目及假設配售事項按每股CityAxis合併股份0.75坡元之價格進行）已發行CityAxis股份總數最少12.0%或15.0%，必須由最少1,000名公眾股東持有，以使CityAxis維持上市地位以及維持在新交所主板上市。

因此，完成注資須待CityAxis及Indofood合理信納，最遲於完成注資後30日內，CityAxis與配售代理就配售事項而訂立配售協議，以向投資者配售該等數目之新CityAxis合併股份以（其中包括）符合新交所上市手冊第210(1)條所載之股份分布及分配規定後，始能作實。配售事項擬於完成注資後一個月內或新交所可能容許之有關期間內完成。為籌集資金發展EOF業務，將須於CityAxis股東特別大會上尋求CityAxis股東之批准，以配售最高達435,000,000股配售股份，佔緊隨完成配售事項後經擴大已發行CityAxis合併股份總數約30%，並預計可根據配售事項而發售高達該數目之配售股份，縱然最終發售規模以及配售事項之價格須視乎有關時間之市況，並將僅於完成注資後落實。

配售435,000,000股配售股份，佔經擴大已發行CityAxis合併股份總數約30%，將導致第一間新加坡公司於CityAxis之股權百份比，由約98.7%攤薄至約69%。

根據配售事項發行新CityAxis合併股份須待CityAxis股東於CityAxis股東特別大會上批准始能作實。現擬將最高達6,525,000股新CityAxis合併股份，將根據配售事項透過下文所述之建議實物分派而可向股東分派。

委員會(BKPM)之批准)；倘有關批准須受若干條件所限，則該等條件須為Indofood、第一間新加坡公司及／或CityAxis（視情況而定）能合理接受之條件，而該等批准亦須具十足效力及作用；

(j) Indofood及其附屬公司就SIMP及EOF業務完成內部重組，致使SIMP成為EOF業務之控股公司，而第二間新加坡公司將於完成注資前持有SIMP全部已發行股本90%；

(k) 假設上文第(j)段所述之內部集團重組於二零零五年財政年度開始前完成，則EOF業務於二零零五年財政年度之除稅及少數股東權益後未經審核備考綜合純利為不少於6,029億印尼盾；

(l) 於二零零六年十一月三十日或之前完成出售所有CityAxis現有業務；及

(m) 根據新加坡法例第五十章公司法之條文，完成CityAxis之現金股息及／或股本削減建議，藉以向CityAxis股東作出現金分派，從而令CityAxis於完成注資前之有形資產淨值（包括現金）不少於5,000,000坡元，而每股CityAxis股份之有形資產淨值則不少於0.037坡元。

倘未能於二零零七年三月三十一日或之前（或Indofood及／或第一間新加坡公司及CityAxis可能書面同意之較後日期）達成或豁免任何先決條件，則注資協議將會失效，而各訂約方將不得向其他方提出索償，惟注資協議所訂明者除外。

注資將於達成或豁免最後一項先決條件後起計七(7)個營業日內（或CityAxis、Indofood及／或第一間新加坡公司可能同意之其他日期）完成。

若干現時CityAxis主要股東（即本公司之獨立第三方，於最後實際可行日期擁有及持有已發行CityAxis股份總數約37.22%）已承諾投票及促使所有該等CityAxis股份之投票贊成將於CityAxis股東特別大會上提呈之決議案。

就上述第(f)段所載之條件而言，本公司（透過其附屬公司於Indofood股本擁有約51.5%股權）已承諾，（其中包括）在上市規則許可之情況下，將促使其附屬公司之所有股份投票贊成將於Indofood股東特別大會上提呈之決議案，以批准根據注資協議進行之

及與其一致行動人士就根據注資發行注資代價股份而須接獲強制全面收購建議之權利；

(c) 新交所批准注資；倘有關批准須受若干條件所限，則該等條件須為CityAxis及Indofood及／或第一間新加坡公司能合理接受之條件，而有關批准仍具十足效力及作用；

(d) 新交所原則上批准於完成注資及配售事項後將CityAxis之上市地位由SGX－SESDAQ轉至新交所主板，並批准將注資代價股份、配售股份及CityAxis合併股份於新交所主板上市及報價（倘附帶任何條件，則須為Indofood及／或第一間新加坡公司及CityAxis能合理接受者），而有關批准仍具十足效力及作用；

(e) SIC向Indofood、第一間新加坡公司及與其一致行動人士授出豁免（而有關豁免仍具十足效力及作用），豁免彼等須根據新加坡收購守則第十四條就並非由Indofood、第一間新加坡公司或與其一致行動人士擁有或控制之CityAxis股份提出全面收購建議，亦豁免彼等須遵守新加坡收購守則第十四條之規定，惟須受限於CityAxis股東通過相關決議案，以及SIC可能施加之其他條件為CityAxis及Indofood及／或第一間新加坡公司能合理接受；

(f) Indofood股東於股東特別大會上批准注資或相關事宜；

(g) 按照及根據上市規則，就根據注資協議進行之交易（包括但不限於注資及配售事項）取得股東於股東特別大會上、聯交所及／或聯交所上市委員會授出之一切所需豁免、同意及／或批准；

(h) Indofood及／或第一間新加坡公司及CityAxis進行及完成其各自對CityAxis及其附屬公司以及SIMP及EOF業務（視情況而定）所進行之盡職審查，而相關人士合理地信納該等盡職審查結果；

(i) 第三方（包括所有政府部門）授出有關注資及根據注資協議所進行交易之一切重大批准、同意、牌照、許可證、寬免及豁免，以及於緊隨完成注資後進行CityAxis及其附屬公司業務而言屬重大之批准（包括但不限於印尼投資協調

(c) 遵守新交所上市手冊第113(2)及210(5)(a)條有關保薦及董事披露事項；

(d) 在所有財務業績公佈披露確認CityAxis集團生物資產之公平價值之基準以及有關變動所產生之盈虧（有關數字未經獨立估值師及外聘核數師審核）；

(e) 遵守股份分布規定及分配指引；及

(f) 遵守上文所述之延期償付承諾。

注資之先決條件

完成注資協議須待（其中包括）以下條件達成後，方可作實：

(a) CityAxis股東於CityAxis股東特別大會上批准以下事項：

(i) 注資，包括向第一間新加坡公司（或其或Indofood可能指示之人士）發行注資代價股份；

(ii) 建議於完成注資以及授出發行新股之一般授權後，將每10股CityAxis普通股合併為一股CityAxis合併股份；

(iii) 委任Indofood及／或第一間新加坡公司之代表為CityAxis之新董事；

(iv) CityAxis易名為「Indofood Agri Resources Ltd.」或第一間新加坡公司及／或Indofood可能決定之其他名稱；

(v) 根據新交所上市手冊第9章尋求採納授權，以容許（其中包括）CityAxis及其附屬公司及聯營公司於完成注資後與Indofood及其附屬公司及／或三林集團進行屬收入或交易性質之持續或經常交易及／與CityAxis集團日常業務所需；及

(vi) 根據配售事項發行配售股份；

(b) 於CityAxis股東特別大會上就建議清洗豁免決議案而獲取CityAxis獨立股東之批准，據此，CityAxis之獨立股東將放棄其從Indofood、第一間新加坡公司

其關連人士（定義見上市規則）之第三方。根據注資協議，將SIMP及EOF業務之90%權益注入CityAxis及發行注資代價股份乃互為條件，而SIMP及EOF業務之90%權益將不會轉讓予CityAxis，除非注資代價股份於同一時間發行。

完成注資之先決條件為先完成出售CityAxis及其附屬公司全部現有業務，以及CityAxis已通過削減股本及／或股息作出現金分派，致使緊接完成注資前，CityAxis之有形資產淨值將削減至不少於5,000,000坡元。因此，緊接完成注資前，CityAxis實際上僅為上市空殼公司。

此外，由於第一間新加坡公司將於緊隨完成注資後持有經擴大已發行CityAxis股份總數約98.7%，將導致CityAxis控制權出現變動。根據新交所上市手冊之相關規則，注資構成新交所上市手冊第十章所界定之「非常重大收購事項」或「反向收購交易」。因此，根據新交所上市手冊，注資須取得CityAxis股東及新交所批准。根據新加坡法例第五十章公司法第161節及新交所上市手冊，根據注資發行注資代價股份亦須以普通決議案經由CityAxis股東批准。Indofood已承諾（其中包括）提供及促使第一間新加坡公司提供新交所上市手冊相關規定可能不時要求之延期償付承諾（包括不出售已發行或將發行予第一間新加坡公司之任何注資代價股份）。

除注資外，CityAxis已向新交所申請將其上市地位由SGX－SESDAQ轉至新交所主板，條件為完成注資及配售事項。將CityAxis之上市地位轉至新交所主板，目的為配合CityAxis業務於完成注資及配售事項後大幅提升之市值及規模。注資代價股份將於新交所主板上市。

根據新交所上市手冊，倘一間上市公司股份之公眾持股量少於10%，新交所可暫停該公司之股份買賣。由於第一間新加坡公司及／或其代名人將於緊隨完成資注後持有經擴大已發行CityAxis股份總數約98.7%，CityAxis股份屆時將會暫停買賣，以待完成配售事項。

於二零零六年十二月八日，新交所原則上已批准CityAxis進行注資、將CityAxis之上市地位轉至新交所主板、以及將注資代價股份及配售股份於新交所上市及報價，惟須待（其中包括）以下條件達成後，方可作實：

(a) CityAxis股東於CityAxis股東特別大會上批准注資及配售事項以及下文(a)(v)項注資之先決條件所述之授權；

(b) 遵守新交所上市規定；

緊隨注資完成後，CityAxis將成為Indofood之間接附屬公司，而Indofood將控制CityAxis當時經擴大已發行股份總數約98.7%。CityAxis現有之公眾股東之權益將攤薄至約1.3%。相關實體於緊隨注資完成後之簡化股權架構將會如下：

圖二


本公司
51.5%
Indofood
83.8%
第一間新加坡公司
98.7%
CityAxis
100%
第二間新加坡公司
90%
SIMP
8.4%
EOF業務

建議注資及配售事項

注資

誠如上文所述，於二零零六年八月二十三日，CityAxis與（其中包括）Indofood訂立注資協議，據此，建議CityAxis收購第二間新加坡公司之全部已發行股本，從而將於SIMP及EOF業務之90%間接股權注入CityAxis，其代價392,691,880坡元全數透過按發行價每股注資代價股份0.03934坡元，向第一間新加坡公司（或其或Indofood可能指示之該等人士）發行注資代價股份之形式償付。據董事所知、所悉及所信，注資協議之對手方（即CityAxis、Yeunh Oi Siong, Alex及Kumpulan CityAxis Sdn. Bhd.，後兩者於進行建議注資及配售事項前均為CityAxis之主要股東）及其最終實益擁有人均為獨立於本公司及

(d) **網上遊戲**：本公司持有Level Up!之25%股份權益，該公司為菲律賓、巴西及印度之網上遊戲先驅及主要發行商。網上遊戲為全球電子遊戲業中快速增長之部份，而Level Up!則專注於新興市場擴展網上遊戲業務。

下圖載列本集團及其聯繫人於最後實際可行日期之四個主要業務分部：


本公司
電訊
• PLDT
消費食品
• Indofood
房地產
• MPIC
網上遊戲
• Level Up

注資及配售事項之背景

就背景而言，本公司於下文載列本公司及本通函所涉及之不同附屬公司的股權架構。於最後實際可行日期，Indofood持有SIMP約83.8%權益。SIMP及其附屬公司主要從事EOF業務。相關實體於緊接注資完成前之簡化股權架構將會如下：

圖一


本公司
51.5%
Indofood
83.8%
第一間新加坡公司
100%
第二間新加坡公司
90%
SIMP
8.4%
EOF業務

本公司主要業務及運作概覽

本公司現時有以下四個主要業務分部：

(a) **電訊**：本公司於菲律賓主要電訊服務供應商PLDT分別持有約24.3%經濟權益及30.7%投票權益。PLDT之普通股及美國預託證券分別於菲律賓證券交易所及紐約證券交易所上市。PLDT是市場資本值最大之菲律賓上市公司之一。PLDT透過其三個主要業務集團提供多種電訊服務：無線服務（主要透過全資附屬公司Smart Communications, Inc.提供）；固網服務（主要透過PLDT提供）；及資訊及通訊科技服務（主要透過全資附屬公司ePLDT提供）。PLDT已開發菲律賓最廣泛之光纖幹線及無線、固網及衛星網絡。誠如本公司於二零零六年十二月十五日所公佈，本公司現建議增購PLDT已發行普通股本約3.2%，本公司於完成有關收購後將持有PLDT已發行普通股股本約27.5%之應佔經濟利益。

(b) **消費食品**：本公司持有Indofood約51.5%股權權益，該公司於雅加達及泗水證券交易所上市。Indofood是印尼最大的加工食品公司之一。Indofood以雅加達為基地，並透過數個大型商業集團從事多種食品相關業務，包括消費品牌產品（麵食、營養及特殊食品、小食及食物調味品）、Bogasari（麵粉及麵糰）、食油及脂肪（種植園、煮食油、植物油及起酥油）以及分銷業務。而按產量計算Indofood則是印尼最大的即食麵製造商。Indofood擁有印尼最大的麵粉碾磨設施，以單一地點產能計算則為世界最大之一。Indofood於印尼亦擁有廣泛之分銷網絡。

(c) **房地產**：本公司亦擁有MPIC約95.9%經濟權益，該公司設於菲律賓，為一家投資控股及管理公司，成立目的是與Metro Pacific進行一項於二零零六年初展開之全面重組及資本重整計劃。MPIC股份現於菲律賓證券交易所上市，而MPIC已根據重組及資本重整計劃取代Metro Pacific（此前亦曾於菲律賓證券交易所上市），據此，Metro Pacific已成為MPIC之非上市附屬公司。MPIC現擁有Metro Pacific約96%權益。MPIC之初步業務將專注於其正快速增長之房地產附屬公司Landco Pacific Corporation。然而，其業務旨在延伸至菲律賓經濟體系內之高增長行業如基建業。誠如本公司於二零零六年十二月五日所公佈，財團（包括MPIC）已同意收購Maynilad Water Services Inc.之83.97%權益。Maynilad Water Services Inc.持有菲律賓政府發出之專利權，為馬尼拉西部地區提供食水及廢水處理服務。

緒言

股東務請注意，於二零零六年八月二十四日，本公司刊發一份由Indofood發出之海外監管公告，內容有關Indofood與（其中包括）CityAxis於二零零六年八月二十三日就注資訂立注資協議，據此，建議將SIMP及EOF業務注入CityAxis。股東另請注意，注資代價392,691,880坡元將由CityAxis透過向第一間新加坡公司配發注資代價股份償付（於完成注資時佔CityAxis經擴大股本約98.7%），構成Indofood通過第一間新加坡公司反向收購CityAxis。代價392,691,880坡元已按自願買方及自願賣方之基準公平磋商後釐定，並已考慮（其中包括）EOF業務之資產淨值、盈利及業務。

於二零零六年十月十六日，本公司向聯交所申請批准注資及配售事項，聯交所已於二零零六年十二月八日批准該項申請，惟須達成本董事會函件「注資之先決條件」及「配售事項」等節所述之條件始能作實。

本通函之目的為：

(a) 向股東提供以下資料：(i)注資及配售事項之背景、原因及裨益和影響，以及上市規則規定有關注資及配售之其他資料及(ii)保證配額；

(b) 載列獨立董事委員會就注資及配售事項條款是否公平合理，注資及配售事項是否合乎本公司及其股東整體之利益而向股東提出之建議，並就於股東特別大會上應如何就批准注資及配售事項之決議案投票向股東提供意見；

(c) 載列獨立財務顧問就注資及配售事項條款是否公平合理及合乎本公司及其股東整體之利益而向獨立董事委員會及股東發出之意見函；及

(d) 發出召開股東特別大會之通告，於該股東特別大會上將提呈普通決議案由股東考慮及酌情通過注資及配售事項。股東特別大會將以按股數投票方式表決。

股東應注意，注資及配售事項取決於數個因素及須待數個條件達成後始能作實，而該數個條件未必能達成，故不能保證注資及配售事項將進行。因此，正考慮買賣股份之股東及其他人士於買賣本公司證券時務須審慎行事，並於對彼等之情況有任何懷疑時應諮詢彼等之專業顧問。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)
網址：http://www.firstpacco.com
(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁 *(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣

獨立非執行董事：
Graham L. Pickles
陳坤耀教授 *(金紫荊星章·CBE、太平紳士)*
鄧永鏘*(OBE、Chevalier de L'Ordre des Arts et des Lettres)*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港總辦事處：
香港
中環
康樂廣場八號
交易廣場第二座
二十四樓

敬啟者：

建議透過反向收購CITYAXIS HOLDINGS LIMITED
(前稱ISG ASIA LIMITED)及配售其股份
將PT INDOFOOD SUKSES MAKMUR TBK
一間附屬公司於新加坡證券交易所有限公司主板獨立上市
導致於主要附屬公司權益之重大攤薄

須予披露之交易

實物分派

「價值保證」 指 第一間新加坡公司向保證配額CityAxis股東支付之現金保償，詳情載於董事會函件「價值保證」一節

「價值保證配額日期」 指 CityAxis董事會釐定之暫停辦理登記日期，以決定合資格收取價值保證款項（如有）之CityAxis股東

「%」 指 百分比

*附註：*於本通函內，所呈報貨幣幣值乃按概約基準及以1.00美元兌7.80港元及兌9,150印尼盾及兌1.56坡元之匯率折算。百分比及以十億及百萬計之數據以四捨五入之方式呈列。

(ii) 由任何專業受託人作為執行人或管理者（彼為美籍人士）之不動產，倘：

(A) 不動產之執行人或管理者並非美籍人士，而彼就不動產之資產擁有唯一或分享之投資決定權；及

(B) 不動產受國外法律規管；

(iii) 由任何專業受託人作為受託人（彼為美籍人士）之任何信託，倘若受託人並非美籍人士，而彼就信託資產擁有唯一或分享之投資決定權，而該信託之受益人（倘該信託可予撤消，則無財產授予人）並非美籍人士；

(iv) 根據美國以外國家之法律及慣例及文件成立及管理之僱員福利計劃；

(v) 位於美國境外之美籍人士之任何代理或分支機構，倘：

(A) 代理或分支機構根據合法業務理由經營；及

(B) 代理或分支機構從事保險或銀行業務，並須分別遵守其所在司法權區之實質保險或銀行規例；及

(vi) 國際貨幣基金組織、國際復興開發銀行、美洲開發銀行、亞洲開發銀行、非洲開發銀行、聯合國及彼等之代理、聯屬組織及退休金計劃、以及任何其他類似國際組織、彼等之代理、聯屬組織及退休金計劃

「美國證券法」 指 一九三三年美國證券法（經修訂）

「美元」 指 美國法定貨幣美元

「美籍人士」 指 按美國證券法第902條之定義：

i. 任何居住於美國之自然人；

ii. 根據美國法律組織或註冊成立之任何合夥企業或公司；

iii. 為美籍人士之任何執行人或管理者之任何不動產；

iv. 為美籍人士之任何受託人之任何信託；

v. 位於美國之國外實體之任何代理或分支機構；

vi. 以美籍人士為受益人或透過美籍人士之賬戶由交易商或其他受託人持有之任何非全權賬戶或類似賬戶（不包括不動產或信託）；

vii. 由於美國組織、註冊成立或（倘為個人）居住於美國之交易商或其他受託人持有之任何全權賬戶或類似賬戶（不包括不動產或信託）；及

viii. 任何合夥企業或公司，倘：

(A) 根據任何國外司法權區之法律組織或註冊成立；及

(B) 主要由美籍人士組成，為進行證券投資而並無根據法案註冊，除非其為由並非自然人、不動產或信託之授權投資者（定義見美國證券法第501(a)條）所組織或註冊成立及擁有。

下列人士並非「美籍人士」：

(i) 由於美國組織、註冊成立或（倘為個人）居住於美國之交易商或其他專業受託人以非美籍人士之利益或福利持有之任何全權賬戶或類似賬戶（不包括不動產或信託）；

「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	本公司於二零零七年一月八日(星期一)上午十時三十分舉行之股東特別大會及其任何續會,召開大會之通告載於本通函第61至62頁
「SGX－SESDAQ」	指	新交所交易及自動報價系統
「新交所」	指	新加坡證券交易所有限公司
「新交所上市手冊」	指	新交所上市手冊
「新交所主板」	指	新交所主板
「股東」	指	本公司股東
「股份」	指	本公司股本中每股面值0.01美元之普通股
「SIC」	指	新加坡證券業評議會
「SIMP」	指	PT Salim Ivomas Pratama,於印尼註冊成立之公司,於最後實際可行日期由Indofood直接及間接擁有83.8%權益
「新加坡」	指	新加坡共和國
「新加坡收購守則」	指	不時修訂之新加坡收購及合併守則
「第一間新加坡公司」	指	Indofood Singapore Holdings Pte. Ltd.,於新加坡註冊成立之公司,於最後實際可行日期為Indofood擁有83.8%權益之附屬公司
「第二間新加坡公司」	指	Indofood Oil & Fats Pte. Ltd.,於新加坡註冊成立之公司,於最後實際可行日期為第一間新加坡公司之全資附屬公司
「聯交所」	指	香港聯合交易所有限公司
「英國」	指	英國
「美國」	指	美利堅合眾國、其領土及屬地、美國任何州份及哥倫比亞特區

「菲律賓」	指	菲律賓共和國
「披索」	指	菲律賓法定貨幣披索
「配售事項」	指	建議於注資完成後由CityAxis發行最多435,000,000股新CityAxis合併股份，以符合新交所之持有股份分布及分配規定，並為經擴大CityAxis集團籌集資金。分派股份將為配售事項之一部分
「配售價」	指	根據配售事項發行配售股份之價格
「配售股份」	指	根據配售事項CityAxis將發行之新CityAxis合併股份
「PLDT」	指	Philippine Long Distance Telephone Company，於菲律賓註冊成立之公司，其股份於菲律賓證券交易所上市，其美國預託證券於紐約證券交易所上市，並為本公司之聯營公司
「第15項應用指引」	指	上市規則第15項應用指引
「中國」	指	中華人民共和國
「合資格股東」	指	於就釐定實物分派權利而釐定之記錄日期營業時間結束時名列本公司股東名冊之股東（屬於非合資格股東或以非合資格股東身份或就其利益行事之股東除外）
「過戶處」	指	本公司之股份登記及過戶處（香港分署）香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室
「保留業務」	指	非EOF集團從事之業務
「坡元」	指	新加坡法定貨幣坡元
「三林集團」	指	本公司主席、非執行董事兼控股股東林逢生及其聯繫人

「注資代價股份」	指	根據注資協議之條款，於注資完成後將發行予第一間新加坡公司（或按其或Indofood可能發出之指示發行）之9,982,000,000股CityAxis股份，該等股份建議於進行配售事項前合併為998,200,000股CityAxis合併股份
「最後實際可行日期」	指	二零零六年十二月十九日，即本通函付印前就確定當中所載若干資料之最後實際可行日期
「Level Up!」	指	Level Up! International Holdings Pte. Ltd.，於新加坡註冊成立之公司，並為本公司擁有25%權益之聯營公司
「上市規則」	指	聯交所證券上市規則
「Metro Pacific」	指	Metro Pacific Corporation，於菲律賓註冊成立之公司，根據與MPIC之全面重組及資本重整計劃而成為MPIC之非上市附屬公司
「MPIC」	指	Metro Pacific Investments Corporation，於菲律賓註冊成立之公司，其成立目的為進行與Metro Pacific之全面重組及資本重整計劃；其股份於菲律賓證券交易所上市，並由本公司間接擁有其約95.9%權益
「非EOF集團」	指	本集團及其聯繫人（不包括EOF集團）
「非合資格股東」	指	(1)於記錄日期營業時間結束時名列本公司股東名冊之股東，惟其於股東名冊之地址為香港境外，且董事認為須根據有關地點法例之法定限制或當地有關監管機關或證券交易所之規定必須或權宜地不將其納入保證配額範圍；(2)除上述一般情況人士外，位於美國或屬美籍人士或位於英國之股東（包括實益擁有人）；及(3)無法作出選擇表格內所定證明以獲授權收取實物分派之股東

「本集團」	指	本公司及其不時之附屬公司，亦指「本集團之成員公司」
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「印尼盾」	指	印尼法定貨幣印尼盾
「獨立董事委員會」	指	本公司成立之董事委員會，由全體獨立非執行董事Graham L. Pickles先生、陳坤耀教授及鄧永鏘先生組成，以就注資及配售事項之條款向股東提供意見
「獨立財務顧問」	指	新百利有限公司，根據證券及期貨條例可進行第一類（證券交易）、第四類（就證券提供意見）、第六類（就機構融資提供意見）及第九類（提供資產管理）受規管活動之持牌法團，並為獨立董事委員會及股東之獨立財務顧問
「Indofood」	指	PT Indofood Sukses Makmur Tbk，於印尼註冊成立之公司，其股份於雅加達及泗水證券交易所上市，並為本公司擁有51.5%權益之附屬公司
「Indofood非EOF集團」	指	Indofood及其附屬公司（不包括EOF集團）
「注資」	指	藉CityAxis收購第二間新加坡公司全部已發行股本，根據注資協議將SIMP、其附屬公司及EOF業務之90%間接股權注入CityAxis之注資建議
「注資協議」	指	由（其中包括）Indofood及CityAxis就注資而於二零零六年八月二十三日訂立之有條件買賣協議，並由第一間新加坡公司以原訂約方為受益人而於二零零六年九月十一日簽立之追認及加入契據所補充

「本公司」	指	第一太平有限公司,於百慕達註冊成立之公司,其股份於聯交所上市
「控股股東」	指	按上市規則所指的定義
「董事」	指	本公司之董事
「實物分派」	指	本公司建議派發之特別股息,將由本公司按照本通函之董事會函件「保證配額」一節所述之條款及條件並在其規限下,於就釐定實物分派權利而釐定之記錄日期營業時間結束時,每名合資格股東可按持有每2,000股股份之整數獲發最多4股分派股份或就取代合資格股東有權收取之所有分派股份之現金之保證配額基準,向合資格股東派付分派股份作為實物分派之方式償付
「分派股份」	指	將根據實物分派向股東派付之CityAxis股份
「保證配額CityAxis股東」	指	於價值保證配額日期合資格享有價值保證(如有)之CityAxis股東(注資代價股份持有人及配售事項之承配人除外)
「EOF業務」	指	SIMP及其附屬公司於最後實際可行日期擁有及經營棕櫚園以及製造及提煉食油及油脂之業務
「EOF集團」	指	注資完成前之SIMP及其附屬公司以及注資完成後之CityAxis、SIMP及其各自之附屬公司
「二零零六年上半年」	指	截至二零零六年六月三十日止六個月
「二零零四年財政年度」	指	截至二零零四年十二月三十一日止財政年度
「二零零五年財政年度」	指	截至二零零五年十二月三十一日止財政年度

在本通函內，除文義另有所指外，下列詞彙具有以下涵義:

「美國預託證券」	指	美國預託股份之美國預託證券
「美國預託股份」	指	PLDT之美國預託股份，以美國預託證券作憑證，每股美國預託股份相等於1股PLDT普通股
「聯繫人」	指	按上市規則所指之定義
「保證配額」	指	按照本通函董事會函件「保證配額」一節所述之條款及條件並在其規限下，於就釐定實物分派權利而釐定之記錄日期營業時間結束時，根據實物分派，每名合資格股東可按持有每2,000股股份之整數（即一手股份買賣單位）獲發最多4股分派股份之基準收取分派股份或收取現金以取代合資格股東有權收取之所有分派股份之保證配額
「董事會」	指	董事會
「CityAxis」	指	CityAxis Holdings Limited（前稱ISG Asia Limited），於新加坡註冊成立之公司，於最後實際可行日期，其股份於SGX－SESDAQ上市
「CityAxis合併股份」	指	於注資完成後，進行每十(10)股CityAxis股份合併為一(1)股CityAxis合併股份建議後之CityAxis股本中之普通股
「CityAxis股東特別大會」	指	於二零零七年一月五日就注資及配售事項而舉行之CityAxis股東特別大會
「CityAxis股東」	指	CityAxis股份之持有人
「CityAxis股份」	指	CityAxis股本中之普通股，倘文義另有所指，其包括CityAxis合併股份

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問或任何其他合適之獨立顧問，以取得獨立專業意見。

閣下如已將名下之第一太平有限公司(「本公司」)股份**全部出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函之全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函並不構成收購、購買或認購本公司證券或將按照本通函所述發行或配售之CityAxis Holdings Limited證券之要約或邀請，亦不構成提出任何有關要約或邀請。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

建議透過反向收購CITYAXIS HOLDINGS LIMITED
(前稱ISG ASIA LIMITED)及配售其股份
將PT INDOFOOD SUKSES MAKMUR TBK
一間附屬公司於新加坡證券交易所有限公司主板獨立上市
導致於主要附屬公司權益之重大攤薄

須予披露之交易

實物分派

獨立董事委員會及股東之獨立財務顧問

新百利有限公司

董事會發出之函件載於本通函第10至37頁。獨立董事委員會發出之函件載於本通函第38至39頁，當中載有其向股東提出之意見及建議。獨立董事委員會及股東之獨立財務顧問發出之函件載於本通函第40至54頁。

本公司謹訂於二零零七年一月八日(星期一)上午十時三十分假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會(「股東特別大會」)，召開股東特別大會之通告載於本通函第61至62頁。隨附代表委任表格。無論　閣下能否親身出席股東特別大會或其任何續會並於會上投票，務請盡快按照隨附代表委任表格上印列之指示填妥及將表格交回本公司總辦事處(致：公司秘書處)，地址為香港中環康樂廣場八號交易廣場第二座二十四樓，惟無論如何必須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

二零零六年十二月二十二日